DEER CREEK
Energy Limited

05012281

October 26, 2005

Securities of Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

RE: <u>Exemption Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934</u>
<u>All Information pertains to the sale of Deer Creek Energy to Total E&P Canada</u>

Deer Creek Energy File #: 82-34856

Please find enclosed copies for your records:

- Offer to Purchase for Cash @ $25/share (dated Aug 5th, 2005)
- Report of Results of take-Over Bid Under Section 147.10 of the Securities Act
- Valiant Trust Company – Special Meeting of Shareholders (dated Oct.14, 2005)
- Press Release dated September 2, 2005
- Press Release dated September 14, 2005
- Press Release dated September 27, 2005
- Press Release dated October 12, 2005
- Total E&P Canada Ltd. Notice of Variation & Extension of the offer to purchase (dated Sept 2)
- Notice of Change to Director's' Circular (dated Sept 6th 2005)
- Total E&P Canada Ltd. Notice of Extension (Sept.13th, 2005)
- Total E&P Canada Ltd. Notice of Extension (Sept.27th 2005)
- Early Warning Report (Section 176 – Securities Act (AB)
- DCE Material Change Report (Dated Sept. 13, 2005)
- 2 Consent forms (Macleod Dixon & Sullivan & Cromwell LLP
- Directors' Circular Recommending Acceptance (Dated Aug. 5, 2005)
- Letter of Transmittal (to accompany cert. for common shares of DCE
- Notice of Guaranteed Delivery (for deposit of Common Shares of DCE

Please acknowledge receipt by signing below and returning it to my attention using the self-addressed envelope provided.

If I can be of further assistance, please call me at 403-538-2735.

Regards,

Lori Pretty
Corporate Services
Enc.

Bow Valley Square 2, Suite 2600, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7
Phone: (403) 264-3777 Facsimile: (403) 264-3700 www.deercreekenergy.com

I acknowledge receipt of all of the above noted documents this the _____ day of

____________________, 2005.

Print Name	Signature

File # 82-34856

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

August 5, 2005

TOTAL E&P CANADA LTD.

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding common shares of

DEER CREEK ENERGY LIMITED

for

$25.00 cash for each Common Share

The offer (the "Offer") by Total E&P Canada Ltd. ("Total Canada" or the "Offeror") to purchase all of the issued and outstanding common shares in the capital of Deer Creek Energy Limited ("Deer Creek"), including the Common Shares which become outstanding upon exercise of Deer Creek Options, Deer Creek Performance Share Units and the Enermark Put Right (all as hereinafter defined), will be open for acceptance until 7:00 p.m. (Calgary time) on September 12, 2005 (the "Expiry Time"), unless withdrawn or extended. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time, and at the time the Offeror first takes up and pays for Common Shares under the Offer, at least 66 2/3% of the outstanding Common Shares (calculated on a diluted basis). This condition and the other conditions to the Offer are described under Section 4 of the Offer, "Conditions of the Offer".

The Common Shares are listed for trading on the Toronto Stock Exchange (the "TSX"). On July 29, 2005, the last trading day prior to the announcement of the Offer, the closing price on the TSX of the Common Shares was $18.00. The Offer represents a 39% premium over the closing price of Common Shares on the last trading day immediately preceding the announcement of the Offer and a premium of 45% over the weighted average trading price of the Common Shares on the TSX for the 20 trading days immediately preceding the announcement of the Offer.

The board of directors of Deer Creek, after consultation with its legal and financial advisors, and upon receipt of the opinions from each of Goldman, Sachs & Co. and Peters & Co. Limited, has unanimously approved the Offer, determined that the Offer is fair to holders of Common Shares and is in the best interests of Deer Creek and the holders of Common Shares and unanimously recommends that holders of Common Shares ACCEPT the Offer.

The Offeror has entered into lock-up agreements (each a "Lock-up Agreement") with all of the directors of Deer Creek and certain major shareholders of Deer Creek (collectively, the "Locked-up Securityholders") pursuant to which the Locked-up Securityholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Common Shares beneficially owned by them and all Common Shares they may acquire before the Expiry Time pursuant to the exercise of Deer Creek Options and Deer Creek Performance Share Units, representing an aggregate of 17,296,667 Common Shares or approximately 32.11% of the currently issued and outstanding Common Shares (calculated on a diluted basis). See Section 7 of the Circular, "Arrangements with the Locked-up Securityholders".

Holders of Common Shares wishing to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal (which is printed on green paper) or a facsimile thereof and deposit it, together with certificates representing their Common Shares and all other documents required by the Letter of Transmittal, at the office of Valiant Trust Company (the "Depositary") shown on the Letter of Transmittal and on the back page of this document, all in accordance with the transmittal instructions in the Letter of Transmittal.

The Depositary for the Offer
is Valiant Trust Company

The Dealer Manager for the Offer is:

In Canada	*In the United States*
TD Securities Inc.	**TD Securities (USA) LLC**

(cover continued on the following page)

Alternatively, a holder of Common Shares who wishes to deposit such Common Shares and whose certificates for such Common Shares are not immediately available may deposit certificates representing such Common Shares by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer, "Time of Acceptance" and "Manner of Acceptance".

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery (which is printed on blue paper) may be obtained, without charge, on request from the Depositary at its office shown in the Letter of Transmittal and the Notice of Guaranteed Delivery and on the back page of this document.

Persons whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares to the Offer.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Offer is made for the securities of a Canadian company. The Offer is subject to Canadian disclosure requirements which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal or state securities laws, as the Offeror is located in Canada, and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. federal or state securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the disposition of Common Shares may have tax consequences both in the United States and in Canada.

You should be aware that the Offeror or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, subject to applicable Securities Laws.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise indicated. On August 4, 2005, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.8251.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Common Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Common Shares in such jurisdiction.

TABLE OF CONTENTS

Page

GLOSSARY		1
SUMMARY		5
OFFER TO PURCHASE		10
1.	THE OFFER	10
2.	TIME OF ACCEPTANCE	11
3.	MANNER OF ACCEPTANCE	11
4.	CONDITIONS OF THE OFFER	13
5.	VARIATION OR EXTENSION OF THE OFFER	15
6.	TAKE UP AND PAYMENT FOR DEPOSITED COMMON SHARES	16
7.	WITHDRAWAL OF DEPOSITED COMMON SHARES	17
8.	RETURN OF COMMON SHARES	18
9.	CHANGES IN CAPITALIZATION, DIVIDENDS, DISTRIBUTIONS AND LIENS	18
10.	MAIL SERVICE INTERRUPTION	19
11.	NOTICE	19
12.	ACQUISITION OF COMMON SHARES NOT DEPOSITED	20
13.	MARKET PURCHASES AND SALES OF COMMON SHARES	23
14.	OTHER TERMS	23
CIRCULAR		25
1.	THE OFFEROR AND TOTAL	25
2.	DEER CREEK ENERGY LIMITED	26
3.	BACKGROUND TO AND REASONS FOR THE OFFER	28
4.	ACQUISITION AGREEMENT	28
5.	DEER CREEK OPTIONS AND DEER CREEK PERFORMANCE SHARE UNITS	31
6.	PURPOSE OF THE OFFER AND PLANS FOR DEER CREEK	31
7.	ARRANGEMENTS WITH THE LOCKED-UP SECURITYHOLDERS	32
8.	OWNERSHIP OF, TRADING IN AND COMMITMENTS TO ACQUIRE SECURITIES OF DEER CREEK	33
9.	SOURCE OF FUNDS	33
10.	EFFECT OF THE OFFER ON MARKETS FOR THE COMMON SHARES AND STOCK EXCHANGE LISTING	33
11.	MATERIAL CHANGES IN THE AFFAIRS OF DEER CREEK AND OTHER INFORMATION	34
12.	ACCEPTANCE OF THE OFFER	34
13.	REGULATORY MATTERS	34
14.	CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	36
15.	UNITED STATES FEDERAL INCOME TAX CONSEQUENCES	38
16.	DEPOSITARY	39
17.	DEALER MANAGER AND SOLICITING DEALER GROUP	39
18.	LEGAL MATTERS	40
19.	STATUTORY RIGHTS	40
20.	EXPENSES OF THE OFFER	40
CONSENTS		41
APPROVAL AND CERTIFICATE		42

GLOSSARY

In the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or Circular:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended;

"**Acquisition Agreement**" means the acquisition agreement among the Offeror and Deer Creek dated August 2, 2005;

"**affiliate**" has the meaning ascribed thereto in the ABCA, as amended, except as otherwise provided herein;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**Business Day**" means any day, excepting Saturdays, Sundays or statutory or civic holidays in Calgary, Alberta, Paris, France or New York, New York;

"**Circular**" means the take-over bid circular accompanying the Offer and forming part hereof;

"**Common Shares**" means the common shares in the capital of Deer Creek issued and outstanding at any time during the Offer Period;

"**Compulsory Acquisition**" has the meaning ascribed thereto under "Acquisition of Common Shares Not Deposited" in the Offer;

"**Confidentiality Agreement**" means the Confidentiality Agreement dated February 28, 2005 between Total E&P Activités Pétrolières and Deer Creek;

"**Corporate Laws**" means all applicable corporate laws, including those set forth in the ABCA;

"**Dealer Manager**" means TD Securities Inc. or TD Securities (USA) LLC, as applicable, and "**Dealer Managers**" means both TD Securities Inc. and TD Securities (USA) LLC;

"**Deer Creek**" means Deer Creek Energy Limited, an Alberta corporation;

"**Deer Creek Optionholders**" means the holders of Deer Creek Options;

"**Deer Creek Options**" means the outstanding options to acquire Common Shares under the Stock Option Plan;

"**Deer Creek Performance Share Units**" means performance share units issued pursuant to the Performance Share Unit Plan;

"**Deer Creek Shareholders**" or "**Shareholders**" means holders of Common Shares, and "**Deer Creek Shareholder**" or "**Shareholder**" means any one of them;

"**Depositary**" means Valiant Trust Company, at its office specified in the Letter of Transmittal;

"**diluted basis**" means with respect to the number of outstanding Common Shares at any time, such number of outstanding Common Shares calculated assuming that all outstanding Deer Creek Options and Deer Creek Performance Share Units are exercised but excludes Common Shares issuable upon the exercise of the EnerMark Put Right until such Common Shares are issued pursuant to such right;

"**Directors' Circular**" means the circular to be prepared by the board of directors of Deer Creek and to be sent to all Shareholders in connection with the Offer;

"**Disclosure Letter**" means the letter of Deer Creek dated August 2, 2005 delivered concurrently with the execution of the Acquisition Agreement;

"**Eligible Institution**" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program ("STAMP"), a member of the Stock Exchange Medallion Program ("SEMP") or a member of the New York Exchange Inc. Medallion Signature Program ("MSP"), where the members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**EnerMark Put Right**" means the right of EnerMark Inc., upon the satisfaction of certain conditions to dispose of and assign all or part of its interest in the Joslyn Project to Deer Creek in exchange for Common Shares pursuant to the terms of the joint venture agreement between Deer Creek and EnerMark Inc. dated July 1, 2002;

"**Expiry Date**" means September 12, 2005, unless the Offer is extended (pursuant to Section 5 of the Offer, "Variation or Extension of the Offer"), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

"**Expiry Time**" means the Initial Expiry Time, unless the Offer is extended (pursuant to Section 5 of the Offer, "Variation or Extension of the Offer"), in which case the Expiry Time shall mean the latest time on which the Offer as so extended expires;

"**Initial Expiry Time**" means 7:00 p.m. (Calgary time) on September 12, 2005;

"**Joslyn Project**" is a multi-phased oil sands development project, as contemplated and described in the public disclosure record of Deer Creek, to recover bitumen through SAGD and mining operations from lands in the regional district of Wood Buffalo, Alberta in which Deer Creek is the lessor under Alberta Crown Oil Sands Lease No. 7280060T24, Alberta Crown Oil Sands Lease No. 7404110452 and Alberta Crown Oil Sands Lease No. 7405070799 and includes any phase or portion of such development project;

"**Letter of Transmittal**" means, in respect of the Common Shares, a letter of transmittal accepting the Offer in the form printed on green paper accompanying the Offer and Circular;

"**Lock-up Agreements**" means the lock-up agreements between Total Canada and each of the Locked-up Securityholders;

"**Locked-up Securityholders**" means, collectively, all of the directors of Deer Creek and certain major shareholders of Deer Creek, who have entered into Lock-up Agreements, and "**Locked-up Securityholder**" means any one of them;

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a Party which is materially adverse to the business of that Party (and in the case of Deer Creek, to the development of the Joslyn Project), but "Material Adverse Change" shall not include a change resulting from (i) a matter that has prior to the date hereof been publicly disclosed or otherwise disclosed in the Disclosure Letter; (ii) conditions affecting the oil and gas industry including, without limitation, changes in commodity prices or taxes; or (iii) general economic, financial, currency exchange, securities or commodity market conditions in North America including, without limitation, changes in currency exchange rates;

"**Material Adverse Effect**" means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, capitalization, financial condition, licences, permits,

concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise of a Party (and in the case of Deer Creek, to the development of the Joslyn Project), but "Material Adverse Effect" shall not include an effect resulting from (i) a matter that has prior to the date hereof been publicly disclosed or otherwise disclosed in the Disclosure Letter; (ii) conditions affecting the oil and gas industry including, without limitation, changes in commodity prices or taxes; or (iii) general economic, financial, currency exchange, securities or commodity market conditions in North America including, without limitation, changes in currency exchange rates;

"**Minimum Condition**" means the condition set forth in Section 4 of the Offer "Conditions of the Offer";

"**Minimum Required Shares**" means that number of the outstanding Common Shares required pursuant to the Minimum Condition, unless the Offeror waives the Minimum Condition, in which case "Minimum Required Shares" means that number of outstanding Common Shares which the Offeror takes-up on the Take-up Date, provided that such number of Common Shares shall not in any circumstance be less than 50% of the issued and outstanding Common Shares on a diluted basis;

"**misrepresentation**" shall have the meaning ascribed thereto under the *Securities Act* (Alberta);

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form printed on blue paper accompanying the Offer and Circular;

"**Offer Documents**" means, collectively, the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

"**Offer Period**" means the period commencing on August 5, 2005 and ending at the Expiry Time;

"**Offer Price**" means $25.00 in cash per Common Share, or such greater amount as the Offeror may specify as the purchase price per Common Share under the Offer pursuant to Section 5 of the Offer, "Variation or Extension of the Offer";

"**Offer**" means the offer to purchase all of the outstanding Common Shares made hereby to Deer Creek Shareholders, the terms and conditions of which are set forth in the Offer Documents;

"**Offeror**" or "**Total Canada**" means Total E&P Canada Ltd., a corporation incorporated under the laws of Canada;

"**Party**" means Deer Creek or Total Canada, as applicable, and "**Parties**" means both Deer Creek and Total Canada together;

"**Performance Share Unit Plan**" means the Amended and Restated Performance Share Unit Plan of Deer Creek approved by the board of directors of Deer Creek on April 21, 2004 as amended and restated on March 11, 2005;

"**person**" means an individual, body corporate, partnership, syndicate, trust or other form of unincorporated association;

"**SAGD**" is an acronym for "steam assisted gravity drainage" and refers to an *in situ* recovery technique for extraction of heavy oil or bitumen from oil sands that involves drilling a pair of horizontal wells one above the other; one well is used for steam injection and the other for production;

"**Second Stage Transaction**" means, in the event the Offeror takes up and pays for, or otherwise acquires, directly or indirectly at least the Minimum Required Shares pursuant to the terms of the Offer, the acquisition by the Offeror of the balance of the Common Shares as soon as practicable and in any event within a period of six months following the Take-up Date by way of a statutory arrangement, amalgamation, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions carried out for a consideration per Common Share not less than the Offer Price paid pursuant to the Offer;

"**Securities Authorities**" means the Toronto Stock Exchange and the securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and in the United States and each of the states thereof;

"**Securities Laws**" means the ABCA and any applicable Canadian provincial securities laws and any other applicable securities laws;

"**Stock Option Plan**" means the Amended and Restated Stock Option Plan of Deer Creek approved by its board of directors on April 21, 2004 and amended and restated on March 11, 2005;

"**subsidiary**" has the meaning contemplated by the ABCA;

"**Superior Take-over Proposal**" means any bona fide written Take-over Proposal which, in the opinion of Deer Creek's board of directors, acting reasonably and in good faith and after consultation with its legal and financial advisors is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal, including the ability of the proposing party to consummate the transactions contemplated by such Take-over Proposal and, if consummated, would be superior to the Offer from a financial point of view to Deer Creek Shareholders;

"**Support Agreement**" means the agreement dated August 2, 2005 between Total and Deer Creek in which Total has agreed to guarantee the performance of all of the obligations of Total Canada under the Acquisition Agreement;

"**Total**" means Total S.A.;

"**Take-over Proposal**" means a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Deer Creek, or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Deer Creek whether by an arrangement, amalgamation, a merger, consolidation, joint venture, partnership or other business combination, by means of a sale of shares in the capital of Deer Creek, tender offer or exchange offer or similar transaction involving Deer Creek including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Deer Creek, or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Deer Creek (other than the transactions contemplated by the Acquisition Agreement);

"**Take-up Date**" means the date that the Offeror first takes up and acquires Common Shares pursuant to the Offer;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**TSX**" means the Toronto Stock Exchange; and

"**U.S.**" or "**United States**" means the United States of America, its territories, its possessions or other areas subject to its jurisdiction.

SUMMARY

The following is only a summary of selected information contained in the Offer Documents and is qualified in its entirety by reference to the detailed provisions of those documents. The information concerning Deer Creek contained in the Offer Documents has been taken from or is based upon publicly available documents or records on file with Securities Authorities and other public sources and information provided to the Offeror by Deer Creek. Certain capitalized terms used in this summary are defined in the Glossary. Shareholders are urged to read the Offer Documents in their entirety.

The Offer

The Offeror is offering, during the Offer Period and on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Common Shares, including the Common Shares which become outstanding upon exercise of Deer Creek Options, Deer Creek Performance Share Units and the Enermark Put Right, for $25.00 in cash per Common Share. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by the Offeror.

The Offer is made only for Common Shares and is not made for any Deer Creek Options, Deer Creek Performance Share Units or any other existing rights to acquire Common Shares. Subject to the terms of the Acquisition Agreement, any holder of Deer Creek Options and Deer Creek Performance Share Units who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise such options and rights in order to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the Offer. See Section 5 of the Circular, "Deer Creek Options and Deer Creek Performance Share Units".

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to various conditions. See Section 4 of the Offer, "Conditions of the Offer".

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer is open for acceptance until 7:00 p.m. (Calgary time) on September 12, 2005, subject to certain rights of extension and withdrawal.

Deer Creek has announced that its board of directors, after consultation with its legal and financial advisors, and upon receipt of the opinions from each of Goldman, Sachs & Co. and Peters & Co. Limited, has, by unanimous resolution (i) approved the Offer and the Acquisition Agreement, (ii) determined that the Offer is fair to the Shareholders and is in the best interests of Deer Creek and the Shareholders and (iii) recommended that Shareholders accept the Offer.

Lock-up Agreements

Total Canada has entered into the Lock-up Agreements pursuant to which the Locked-up Securityholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Common Shares beneficially owned by them and all Common Shares they may acquire before the Expiry Time, pursuant to the exercise of Deer Creek Options and Deer Creek Performance Share Units, representing an aggregate of 17,296,667 Common Shares (which includes Common Shares issuable upon exercise of "in-the-money" Deer Creek Options and Deer Creek Performance Share Units held by the Locked-up Securityholders) or approximately 32.11% of the currently issued and outstanding Common Shares (calculated on a diluted basis). See Section 7 of the Circular, "Arrangements with the Locked-up Securityholders".

Manner and Time of Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time.

Shareholders wishing to accept the Offer must deposit the certificates representing their Common Shares, together with a properly completed and duly executed Letter of Transmittal or a facsimile thereof and all other documents required by the Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal at or prior to the Expiry Time. Instructions are contained in the Letter of Transmittal which accompanies this Offer and Circular. **Shareholders whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares to the Offer.** The office of the Depositary will be open during normal business hours until the Expiry Time.

If a Shareholder is unable to deposit certificates representing its Common Shares in a timely manner, such Shareholder may accept the Offer by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer, "Time of Acceptance" and "Manner of Acceptance".

Conditions

Notwithstanding any other provision of the Offer, but subject to the provisions of the Acquisition Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer unless all of the conditions set forth in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Common Shares (calculated on a diluted basis). All of such conditions are for the exclusive benefit of the Offeror and, subject to the Acquisition Agreement, may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any other rights that the Offeror may have. See Section 4 of the Offer, "Conditions of the Offer".

The Offeror and Total

The Offeror is a corporation incorporated under the federal laws of Canada and is a direct wholly-owned subsidiary of Total. Total Canada holds a 50% interest in the Surmont oil sands project located southeast of Fort McMurray, Alberta, as well as an interest in another oil sands permit in northern Alberta. Total Canada also holds a non-controlling and minor interest in several oil and gas exploration properties in northeastern British Columbia.

Total, a French *société anonyme*, was incorporated in 1924 and, together with its subsidiaries and affiliates, is the fourth largest publicly-traded integrated oil and gas company in the world by market capitalization, with operations in more than 130 countries. Total engages in all aspects of the petroleum industry, including upstream operations (oil and natural gas exploration, development and production) and downstream operations (refining, marketing, trading and shipping of crude oil and petroleum products). Total also produces chemicals for industrial and consumer use and has interests in coal mining and in the cogeneration and electricity sectors. See Section 1 of the Circular, "The Offeror and Total".

Deer Creek Energy Limited

Deer Creek is a Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. Deer Creek's principal assets include its interest in the Joslyn Project. See Section 2 of the Circular, "Deer Creek Energy Limited".

Purpose of the Offer and Plans Regarding the Acquisition of Common Shares Not Deposited

The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the Common Shares. If the Offeror acquires at least 90% of the Common Shares, the Offeror may acquire the remaining Common Shares pursuant to the compulsory acquisition procedures contained in Part 16 of the ABCA. If the Offeror acquires less

than 90% of the Common Shares, the Offeror currently intends to avail itself of such other corporate actions or proceedings as may be legally available, including a Subsequent Acquisition Transaction (as defined in Section 12 of the Offer, "Acquisition of Common Shares Not Deposited"), to acquire the remaining Common Shares without the consent of the holders thereof. See Section 12 of the Offer, "Acquisition of Common Shares Not Deposited".

Reasons for the Offer

Total's business strategy, through its affiliates (including Total Canada), is to acquire, develop and operate oil and gas properties, including oil sands projects, in strategic geographic locations such as Canada. Total believes that the acquisition of Deer Creek by Total Canada will be consistent with and in furtherance of this long-term strategy. In addition, Total Canada believes that investment in the Canadian oil and gas industry is an effective use of capital to increase shareholder value and to benefit all stakeholders. Total Canada also views the acquisition of Deer Creek as compatible with and a logical addition to its current interest in the Surmont oils sands project.

See Section 3 of the Circular, "Background to and Reasons for the Offer".

Acquisition Agreement

On August 2, 2005, Total Canada and Deer Creek entered into the Acquisition Agreement pursuant to which Total Canada agreed that it would make the Offer. The Acquisition Agreement contains, among other things, covenants of Total Canada relating to the making of the Offer and covenants of Deer Creek relating to steps to be taken to support the Offer. Deer Creek agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted prior to the execution of the Acquisition Agreement. Deer Creek also agreed that, after the execution of the Acquisition Agreement, it will not, nor will any of its representatives, directly or indirectly, solicit, initiate, encourage or participate in or take any other action in respect of, or which may reasonably be expected to lead to a Take-over Proposal, provide or furnish to any party any information concerning Deer Creek and its business and assets in respect of, or which may reasonably be expected to lead to a Take-over Proposal, or accept any Take-over Proposal, subject to certain exceptions.

Deer Creek has agreed that upon receipt of a Take-over Proposal, Deer Creek will provide immediate notice thereof to Total Canada and will provide Total Canada with a copy or written description of such Take-over Proposal and any amendments thereto. Deer Creek has also agreed to notify Total Canada immediately if the board of directors of Deer Creek determines that any *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal. Deer Creek has further agreed that for a period of 72 hours from the time that Deer Creek notifies Total Canada of the fact that the board of directors of Deer Creek has determined that such *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal, the board of directors of Deer Creek agrees not to accept, recommend, approve or implement such Superior Take-over Proposal. In addition, during such 72 hour period, Deer Creek agreed that it will, and will cause its financial and legal advisors to, negotiate in good faith with Total Canada to make such adjustments in the terms and conditions of the Acquisition Agreement and the Offer as would enable Deer Creek to proceed with the Offer as amended rather than the Superior Take-over Proposal. In the event Total Canada proposes to amend the Acquisition Agreement and the Offer to provide that Shareholders shall receive a value per Common Share equal to or having a value greater than the value per Common Share provided in the Superior Take-over Proposal within the 72 hour time period specified above, then Deer Creek has agreed not to accept, recommend, approve or enter into any agreement regarding the Superior Take-over Proposal.

Deer Creek has agreed to pay to Total Canada a non-completion fee of $40.0 million upon the occurrence of certain events.

See Section 4 of the Circular, "Acquisition Agreement".

Payment for Deposited Common Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror at the Expiry Time, the Offeror will, pursuant to the terms of the Acquisition Agreement, become obligated to take up and pay for all Common Shares validly deposited under the Offer (and not properly withdrawn) as soon as

practicable, but in any event no later than the third Business Day following the Expiry Date. Any Common Shares deposited under the Offer after the first date on which Common Shares have been taken up by the Offeror will be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Take Up and Payment for Deposited Common Shares."

Regulatory Matters

Competition Act (Canada)

Under the *Competition Act* (Canada) (the "**Competition Act**"), the acquisition of voting shares of a corporation that carries on an operating business in Canada may require premerger notification if certain size of parties and size of transaction thresholds are exceeded. Notification may be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). Where a transaction does not raise substantive issues under the *Competition Act*, the Commissioner of Competition (the "**Commissioner**") may issue an Advance Ruling Certificate ("**ARC**") in respect of the transaction. Where an ARC is issued, the parties to the transaction are not required to file a premerger notification.

The Offeror intends to apply for an ARC in respect of the Offer and to make a short-form filing if required to do so. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that (a) the Commissioner of Competition shall have issued an ARC under Section 102 of the Competition Act in respect of the purchase of the Common Shares by the Offeror, or (b) the waiting period under Part IX of the Competition Act shall have expired or have been waived and the Offeror shall be satisfied in its sole judgment that the Commissioner of Competition does not intend to oppose the purchase of the Common Shares and shall not have made or threatened to make an application under Part VIII of the Competition Act in respect of the purchase of the Common Shares by the Offeror. See Section 4 of the Offer, "Conditions of the Offer".

Investment Canada Act

Under the *Investment Canada Act* (the "**ICA**") certain transactions involving the acquisition of control of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the Minister responsible for the ICA (the "**ICA Minister**") is satisfied that the transaction is likely to be of net benefit to Canada. If a transaction is subject to the review requirement (a "**Reviewable Transaction**"), an application for review must be filed with the Investment Review Division of Industry Canada and the approval of the ICA Minister obtained prior to the implementation of the Reviewable Transaction. The ICA Minister is required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the ICA and any written undertakings that may have been given by the applicant. If the ICA Minister determines that he is not satisfied that a Reviewable Transaction is likely to be of net benefit to Canada, the Reviewable Transaction may not be implemented.

The acquisition of the Common Shares by the Offeror is a Reviewable Transaction under the ICA and the Offeror intends to file an application for review with the Investment Review Division of Industry Canada. The Offer is conditional upon receiving all requisite approvals under the ICA. See Section 4 of the Offer, "Conditions to the Offer".

See Section 13 of the Circular, "Regulatory Matters".

Canadian Federal Income Tax Considerations

Shareholders should carefully read the information under "Canadian Federal Income Tax Considerations" in Section 14 of the Circular, which qualifies the information set forth below.

Canadian residents who receive cash for their Common Shares will generally realize a capital gain or loss to the extent that the cash received exceeds or is less than the total of the adjusted cost base of their Common Shares and their disposition expenses.

A Subsequent Acquisition Transaction may give rise to either a taxable event or tax deferred exchange of Common Shares depending upon the form of the transaction and the consideration received.

Non-residents of Canada will generally not be subject to tax in Canada in respect of the sale of their Common Shares, where the Common Shares do not constitute taxable Canadian property to such non-resident Shareholders.

The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders are urged to read Section 14 of the Circular, "Canadian Federal Income Tax Considerations" and consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer or a disposition of Common Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction.

United States Federal Income Tax Consequences

In general, a United States Shareholder (as defined herein) whose Common Shares are disposed of pursuant to the Offer will recognize a capital gain or loss for United States federal income tax purposes equal to the difference between (a) the cash received and (b) such holder's tax basis in the Common Shares so disposed. Such gain, if any, generally will be United States source gain. In the case of a United States Shareholder who is an individual, any such capital gain generally will be subject to United States federal income tax at a preferential rate if the United States Shareholder's holding period for the Shares sold or otherwise exchanged exceeds one year. See Section 15 of the Circular, "United States Federal Income Tax Consequences".

Depositary

Valiant Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the Common Shares and accompanying Letters of Transmittal as well as Notices of Guaranteed Delivery at its office specified in the Letter of Transmittal and the Notice of Guaranteed Delivery. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer.

Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary.

See Sections 2, 3 and 6 of the Offer, "Time of Acceptance", "Manner of Acceptance" and "Take Up and Payment for Deposited Common Shares" and Section 16 of the Circular, "Depositary".

Dealer Manager

Total Canada has retained the services of the Dealer Managers to form and manage a soliciting dealer group to solicit acceptances of the Offer on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in such retainer agreements. The cost of solicitation will be borne by Total Canada. No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary or who make use of the facilities of a Soliciting Dealer (as defined herein) to accept the Offer. See Section 17 of the Circular, "Dealer Manager and Soliciting Dealer Group".

Stock Exchange Listing

The Common Shares are listed on the TSX. See Section 2 of the Circular, "Deer Creek Energy Limited - Price Ranges and Trading Volumes of Common Shares". As a result of the acceptance of the Offer by holders of the Common Shares, it is possible that the Common Shares will no longer meet the minimum listing requirements of the TSX. If the Offer is successful, the Offeror intends to delist the Common Shares from the TSX. See Section 10 of the Circular, "Effect of the Offer on Markets for the Common Shares and Stock Exchange Listing".

OFFER TO PURCHASE

TO: HOLDERS OF COMMON SHARES OF DEER CREEK ENERGY LIMITED

1. THE OFFER

The Offeror hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the issued and outstanding Common Shares, including the Common Shares which become outstanding upon the exercise of the Deer Creek Options, Deer Creek Performance Share Units and the Enermark Put Right, for $25.00 in cash per Common Share.

The Offer is made only for Common Shares and is not made for any Deer Creek Options, Deer Creek Performance Share Units or any other existing rights to acquire Common Shares. Subject to the terms of the Acquisition Agreement, any holder of Deer Creek Options and Deer Creek Performance Share Units who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise such options and rights in order to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the Offer. See Section 5 of the Circular, "Deer Creek Options and Deer Creek Performance Share Units".

Deer Creek has announced that its board of directors, after consultation with its legal and financial advisors, and upon receipt of the opinions from each of Goldman, Sachs & Co. and Peters & Co. Limited, has, by unanimous resolution (i) approved the Offer and the Acquisition Agreement, (ii) determined that the Offer is fair to the Shareholders and is in the best interests of Deer Creek and the Shareholders and (iii) recommended that Shareholders accept the Offer.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to various conditions. See Section 4 of the Offer, "Conditions of the Offer". If such conditions are met or waived, the Offeror will take up and pay for the Common Shares duly deposited and not withdrawn under the Offer in accordance with the terms of the Offer.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer is open for acceptance until 7:00 p.m. (Calgary time) on September 12, 2005, subject to certain rights of extension and withdrawal. See Sections 5 and 7 of the Offer, "Variation or Extension of the Offer" and "Withdrawal of Deposited Common Shares".

No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary or who make use of the facilities of a Soliciting Dealer (as defined herein) to accept the Offer. See Section 17 of the Circular, "Dealer Manager and Soliciting Dealer Group".

Total Canada has retained the services of the Dealer Managers to form and manage a soliciting dealer group to solicit acceptances of the Offer on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in such retainer agreements. The cost of solicitation will be borne by Total Canada. See Section 17 of the Circular, "Dealer Manager and Soliciting Dealer Group."

The Offer Documents collectively comprise, are incorporated into and form part of, the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

The accompanying Definitions, Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2. TIME OF ACCEPTANCE

The Offer is open for acceptance until, but not later than, 7:00 p.m. (Calgary time) on September 12, 2005, or until such time and date to which the Offer may be extended by the Offeror at its discretion (subject to the Acquisition Agreement) unless withdrawn by the Offeror.

3. MANNER OF ACCEPTANCE

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office listed in the Letter of Transmittal so as to arrive there not later than the Expiry Time:

(a) the certificate or certificates representing the Common Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal in the form accompanying the Offer, or a facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) all other documents required by the instructions set out in the Letter of Transmittal.

Unless the procedures for guaranteed delivery set forth below are used, the Offer will not be validly accepted unless the Depositary actually receives these documents at its office listed in the Letter of Transmittal on or before the Expiry Time.

If the certificate or certificates representing Common Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery set forth below in this Section 3.

Except as otherwise provided in the instructions to the Letter of Transmittal, all signature(s) on a Letter of Transmittal and on certificates representing Common Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered owner(s) of the Common Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature(s) on the endorsement panel or securities transfer power of attorney guaranteed by an Eligible Institution.

Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and: (i) the certificates representing such Common Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such Common Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually signed facsimile thereof, is received by the Depositary at its Calgary office set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Common Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a facsimile thereof, relating to the Common Shares and all other documents required by the Letter of Transmittal are received by the Depositary at its Calgary office set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Date.

In each Notice of Guaranteed Delivery, an Eligible Institution must guarantee delivery of the certificate or certificates representing the Common Shares referenced therein, as set forth in paragraph (c) above. The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office in Calgary, Alberta no later than the Expiry Time.

General

In all cases, payment for the Common Shares deposited and taken up by the Offeror will be made only after the timely receipt of the certificates representing the Common Shares, together with a properly completed and duly executed Letter of Transmittal, or facsimile thereof, relating to such Common Shares with the signatures guaranteed by an Eligible Institution, if required, in accordance with the instructions to the Letter of Transmittal, and any other required documents.

The method of delivery of the Letter of Transmittal, certificates representing the Common Shares and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or if mailed, that registered mail be used and that proper insurance be obtained.

Shareholders whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares to the Offer.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints certain officers of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Common Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "**Purchased Shares**") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after August 2, 2005 (collectively, the "**Other Securities**"). Effective on and after the date that the Offeror takes up and pays for the Purchased Shares (the "**Effective Date**"), with full power of substitution, in the name of and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (i) to register or record, transfer and enter the transfer of Purchased Shares and any Other Securities on the appropriate register of holders maintained by Deer Creek; and (ii) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and/or any Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Securities, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholders in respect of such Purchased Shares and/or Other Securities for all purposes, including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of Deer Creek, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and/or Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and/or Other Securities. Furthermore, a holder of Purchased Shares and/or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments) of holders of securities of Deer Creek and not to exercise any or all of the other rights or privileges attached to the Purchased Shares and/or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares and/or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Shares and/or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Shares and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares and/or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and/or Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the holder and shall survive the death or

incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Common Shares pursuant to the procedures set forth in this Offer will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Common Shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of the Common Shares to any other person; (ii) such Shareholder owns of the Common Shares (and any Other Securities) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Common Shares (and any Other Securities) complies with applicable securities laws; and (iv) when such Common Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in any deposit of any Common Shares and accompanying documents. There shall be no duty or obligation on the Offeror, the Depositary, the Dealer Manager or any other person to give notice of any defect or irregularity in any deposit, and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4. CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, but subject to the provisions of the Acquisition Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for any Common Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror:

(a) at the Expiry Time, and at the time the Offeror first takes up and pays for Common Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Common Shares (calculated on a diluted basis), (the "Minimum Condition");

(b) all requisite regulatory approvals, orders, notices, consents and expiries of waiting periods (including, without limitation, under the *Competition Act* (Canada), the *Investment Canada Act* (Canada) and those of any stock exchanges and other Securities Authorities) shall have been obtained or occurred on terms and conditions satisfactory to Total Canada in its sole discretion, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made by any governmental agency or regulatory authority during any applicable statutory or regulatory period which shall not have been withdrawn, defeated or overcome which has or will likely have a material adverse effect on the ability of Total Canada to complete the Offer or any Compulsory Acquisition or Second Stage Transaction;

(c) (i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and

(ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Deer Creek carries on business) shall have been proposed, enacted, promulgated, amended or applied,

which in either case, in the sole judgement of Total Canada, acting reasonably:

(A) has the effect or may have the effect of cease trading the Common Shares, or enjoining, prohibiting or imposing material limitations, damages or conditions on the Offer, or the purchase by, or the sale to, Total Canada of the Common Shares or the right of Total Canada to own or exercise full rights of ownership of the Common Shares;

(B) has had or, if the Offer was consummated, would reasonably be expected to result in, a Material Adverse Change in respect of Deer Creek or, in the case of (ii) above, would have a Material Adverse Effect on Deer Creek or Total Canada; or

(C) would reasonably be expected to have a material adverse effect on the ability to complete any Compulsory Acquisition or any Second Stage Transaction;

(d) there does not exist any prohibition at law against Total Canada making the Offer or taking up and paying for all of the Common Shares under the Offer or completing any Compulsory Acquisition or Second Stage Transaction in respect of any Common Shares not acquired under the Offer;

(e) at or prior to the Expiry Time, all outstanding Deer Creek Options and Deer Creek Performance Share Units and any other outstanding rights (excluding the Enermark Put Right) to acquire Common Shares from Deer Creek shall have been exercised, cancelled or otherwise terminated or dealt with in a manner satisfactory to Total Canada, acting reasonably;

(f) Total Canada shall not have determined that (i) Deer Creek breached, or failed to comply with, in any material respect, any of its covenants or obligations under the Acquisition Agreement, or (ii) any representation or warranty of Deer Creek contained in the Acquisition Agreement is materially inaccurate (or where such representation or warranty is qualified by a materiality limitation, is inaccurate) or has, since the date of the Acquisition Agreement, become materially inaccurate or inaccurate, as the case may be and Total Canada shall have received, on the Take-up Date, a certificate of the Chief Executive Officer and Chief Financial Officer of Deer Creek, without personal liability, that (y) Deer Creek has not breached, or failed to comply with, in any material respect, any of its covenants or obligations under the Acquisition Agreement, and (z) no representation or warranty of Deer Creek contained in the Acquisition Agreement is materially inaccurate (or where such representation or warranty is qualified by a materiality limitation, is inaccurate) or has, since the date of the Acquisition Agreement, become materially inaccurate or inaccurate, as the case may be;

(g) the Acquisition Agreement shall not have been terminated in accordance with its terms; and

(h) Total Canada shall have determined in its reasonable judgement that there does not exist any Material Adverse Change in respect of Deer Creek since the date of the Acquisition Agreement.

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of the Offeror). In addition, the Offeror may, in its sole discretion,

(a) waive any term or condition of the Offer, in whole or in part at any time and from time both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have, provided that if the Offeror takes up and pays for any Common Shares, it shall acquire not less than the Minimum Required Shares; and

(b) vary any term or condition of the Offer, provided that the Offeror shall not without the prior written consent of Deer Creek, acting reasonably: (A) reduce the number of Common Shares for which the Offer is made; (B) decrease or change the form of the consideration to be paid for each Common Share; or (C) amend the Offer or modify the conditions to the Offer in a manner that is, in either case, adverse to the holders of Common Shares provided that an extension of the Offer shall not constitute an amendment of the Offer or a modification of the conditions of the Offer that is, in either case, adverse to the holders of Common Shares.

The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to be a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by the Offeror concerning the events described in this Section 4 will be final and binding upon all parties by the Offeror.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice", and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up and pay for any of the Common Shares deposited under such Offer and all certificates for deposited Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will promptly be returned at the Offeror's expense to the parties by whom they were deposited.

5. VARIATION OR EXTENSION OF THE OFFER

The Offer is open for acceptance until, but not after, the Expiry Time unless withdrawn or extended.

Subject to the terms of the Acquisition Agreement, the Offeror may, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), vary the terms and conditions of the Offer (which variation may include an extension of the Expiry Time), provided that the Offeror shall not without the prior written consent of Deer Creek, acting reasonably: (A) reduce the number of Common Shares for which the Offer is made; (B) decrease or change the form of the consideration to be paid for each Common Share; or (C) amend the Offer or modify the conditions to the Offer in a manner that is, in either case, adverse to the holders of Common Shares provided that an extension of the Offer shall not constitute an amendment of the Offer or a modification of the conditions to the Offer that is, in either case, adverse to the holders of Common Shares. The Acquisition Agreement provides that the Offer shall, if any of the conditions of the Offer set forth in Section 4 of the Offer, "Conditions of the Offer", have not been satisfied or waived at the Expiry Time, expire at the Initial Expiry Time, except that the Offer may be extended at the sole discretion of the Offeror. Notwithstanding and without limiting the foregoing, Total Canada may at any time following the Initial Expiry Time, reduce the Minimum Condition to a percentage greater than 50% of the Common Shares (on a diluted basis) and shall, subject to the conditions of the Offer being satisfied or waived, take-up and pay for all Common Shares validly deposited to the Offer.

Subject to the foregoing, the Offeror reserves the right, in its sole discretion, at any time and from time to time prior to or at the Expiry Time (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer, "Notice", to all Shareholders whose Common Shares have not been taken up at the date of the extension or variation and shall provide a copy of the aforementioned notice to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, excluding those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up all Common Shares then deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied (except a variation consisting solely of a waiver of a condition), the Offer Period will not end before ten days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a holder of the Common Shares that are the subject of the Offer to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Calgary, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer "Notice" to all holders of such Common Shares whose Common Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable law. The Offeror will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information and provide a copy of the public announcement to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary.

During any such extension or in the event of any such variation or change in information, all Common Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Common Shares". An extension of the Deposit Period, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer".

If the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing holders of the Common Shares whose Common Shares are taken up under the Offer without regard to the time at which such Common Shares are taken up by the Offeror.

6. TAKE UP AND PAYMENT FOR DEPOSITED COMMON SHARES

Upon the terms and subject to the conditions of the Offer, the Offeror will take up Common Shares validly deposited under the Offer and not withdrawn pursuant to Section 7 of the Offer as soon as practicable, but in any event not later than ten days after the Expiry Time. The Offeror is obligated to pay for Common Shares that it has taken up as soon as possible, and in any event not later than the earlier of three Business Days after the taking up of the Common Shares and ten days after the Expiry Time. Any Common Shares deposited under the Offer after the first date on which Common Shares have been taken up by the Offeror will be taken up and paid for not later than ten days after such deposit.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Common Shares or to terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable law. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless the Offeror simultaneously takes up and pays for all Common Shares then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Common Shares pursuant to the offer.

The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for delivery to Shareholders who have tendered and not withdrawn their Common Shares under the Offer.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Common Shares pursuant to the Offer.

Settlement will be made by the Depositary issuing or causing to be issued a cheque payable in Canadian funds to which a person depositing Common Shares is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no address is specified, cheques will be forwarded to the address of the Shareholder as shown on the registers of securityholders maintained by Deer Creek. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Common Shares directly with the Depositary. See "Depositary" in Section 16 of the Circular.

7. WITHDRAWAL OF DEPOSITED COMMON SHARES

Except as otherwise stated in this Section 7 of the Offer, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer;

(b) at any time before the expiration of ten days from the date upon which either:

  (i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as amended from time to time, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares under the Offer where the time for deposit is not extended for a period greater than ten days);

  is mailed, delivered or otherwise properly communicated, but only if such deposited Common Shares have not been taken up by the Offeror at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c) if the Common Shares have not been paid for by the Offeror within three Business Days after having been taken up.

If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 7(b) above are applicable, the Offer shall be extended without the Offeror first taking up the Common Shares that are subject to the rights of withdrawal.

Withdrawals of Common Shares deposited to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be received by the Depositary at the place of deposit of the applicable Common Shares within the time limits indicated above. Notice of withdrawal must: (a) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy;

(b) be signed by the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Common Shares that are to be withdrawn; and (c) specify such person's name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Common Shares deposited for the account of an Eligible Institution. None of the Offeror, the Depositary, or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

Withdrawals may not be rescinded and any Common Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Common Shares may be redeposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

If the Offeror is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror's other rights, Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable laws.

In addition to the foregoing rights of withdrawal, holders of Common Shares in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. Please see Section 19 of the Circular, "Statutory Rights".

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

8. RETURN OF COMMON SHARES

If any deposited Common Shares not taken up and paid for by the Offeror under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Common Shares than are deposited, certificates for Common Shares not deposited will be returned at the Offeror's expense by either sending new certificates representing Common Shares not purchased or returning the deposited certificates (and other relevant documents). The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Deer Creek, as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. CHANGES IN CAPITALIZATION, DIVIDENDS, DISTRIBUTIONS AND LIENS

If, on or after August 2, 2005, Deer Creek should subdivide or consolidate the Common Shares or otherwise change any of the Common Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect any such subdivision, consolidation or other change.

Common Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Common Shares on or after August 2, 2005. If Deer Creek should declare or pay or make any dividend, or make any other distribution on or issue any rights with respect to any of the Common Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer of Common Shares

into the name of the Offeror or its nominee or transferee on Deer Creek's share register, then the whole of any such dividend, distribution or right shall be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the cheques payable by the Offeror pursuant to the Offer or reduce the amount of cash payable in respect of the amount or value thereof, as determined by the Offeror in its sole discretion.

10. MAIL SERVICE INTERRUPTION

Notwithstanding the other provisions of the Offer Documents, cheques issued in consideration for Common Shares purchased pursuant to the Offer and certificates representing Common Shares to be returned will not be mailed if the Offeror determines, in its sole judgment, that delivery thereof by mail may be delayed. Persons entitled to cheques and certificates representing Common Shares which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Common Shares in respect of which such cheques are being issued were deposited upon application to the Depositary until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notice of any determination by the Offeror not to mail as a result of mail service delay or interruption will be given in accordance with Section 11 of the Offer, "Notice". Notwithstanding Section 6 of the Offer, "Take Up and Payment for Deposited Common Shares", the deposit of cheques with the Depositary for delivery to depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Common Shares shall be deemed to have been paid for immediately upon such deposit.

11. NOTICE

Without limiting any other lawful means of giving notice, any notice which may have been given or caused to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid or sent by pre-paid courier to the registered holders of Common Shares at their addresses as shown on the registers maintained by Deer Creek and will be deemed to have been received on the first day following the date of mailing or sending by courier which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada or the United States following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States or elsewhere are not open for the deposit of mail or there is reason to believe that there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Common Shares, if: (i) it is given to the TSX for dissemination through its facilities; (ii) it is published once in the national edition of *The Globe and Mail* or *The National Post*, provided that if the national edition of *The Globe and Mail* or *The National Post* is not being generally circulated, publication thereof shall be made in any other daily newspaper of general circulation published in the cities of Calgary, Alberta and Toronto; Ontario and (iii) it is distributed through the facilities of the Canadian Corporate News and given to the Dow Jones News Service.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the office of the Depositary set forth in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address provided in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. ACQUISITION OF COMMON SHARES NOT DEPOSITED

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer has been accepted by the holders of not less than 90% of the Common Shares, other than Common Shares held at the date of the Offer by or on behalf of the Offeror or its affiliates or associates (as such terms are defined in the ABCA), and the Offeror acquires such deposited Common Shares, then the Offeror intends to acquire, pursuant to the provisions of Part 16 of the ABCA, the remaining Common Shares held by each Deer Creek Shareholder who did not accept the Offer and any person who subsequently acquires any such Common Shares (a "**Dissenting Offeree**") on the same terms (including the Offer Price) as the Common Shares acquired under the Offer (a "**Compulsory Acquisition**").

To exercise this statutory right, the Offeror must give notice (the "**Offeror's Notice**") to the Dissenting Offerees of such acquisition within 60 days after the termination of the Offer and in any event within 180 days after the date of the Offer. Within 20 days after sending the Offeror's Notice, the Offeror must pay or transfer to Deer Creek the amount of money or other consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees.

Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates evidencing the Common Shares held by such Dissenting Offeree to Deer Creek and must elect either to transfer such Common Shares to the Offeror on the terms on which the Offeror acquired Common Shares under the Offer or to demand payment of the fair value of the Common Shares by so notifying the Offeror. If the Dissenting Offeree fails to notify the Offeror within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Common Shares to the Offeror on the same terms (including the Offer Price) that the Offeror acquired the Common Shares under the Offer.

If a Dissenting Offeree has elected to demand payment of the fair value of its Common Shares, the Offeror may apply to the Court of Queen's Bench of Alberta (the "**Court**") to fix the fair value of the Common Shares of that Dissenting Offeree. If the Offeror fails to apply to the Court within 20 days after it made the payment or transferred the other consideration to Deer Creek, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the Court fix the fair value. If no such application is made by the Dissenting Offeree or the Offeror within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Common Shares to the Offeror on the same terms that the Offeror acquired Common Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Common Shares could be more or less than the amounts paid pursuant to the Offer.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to the Offeror. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Part 16 of the ABCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Common Shares pursuant to the Offer, and if the foregoing statutory right of compulsory acquisition is not available or the Offeror elects not to pursue that right, the Offeror reserves the right (and currently intends to do so in the appropriate circumstances if the Offeror considers it necessary or desirable) to use all reasonable efforts to acquire the balance of the Common Shares as soon as practicable by way of a Subsequent Acquisition Transaction (as hereinafter defined). In order to effect a Subsequent Acquisition Transaction, the Offeror will seek to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory plan of arrangement, reorganization, consolidation, recapitalization, or other transaction involving the Offeror and/or an affiliate of the Offeror and Deer Creek and/or the Shareholders for the purposes of Deer Creek becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or effecting an amalgamation or merger of Deer Creek's business and assets with or into the Offeror and/or an affiliate of the Offeror, carried out

for a consideration per Common Share not less than the Offer Price (a "**Subsequent Acquisition Transaction**"). Depending upon the nature and terms of the Subsequent Acquisition Transaction, the approval of at least two-thirds of the votes cast by holders of the outstanding shares of the relevant class(es) and the approval of a majority of the votes cast by "minority" holders of such shares may be required at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. The Offeror will cause Common Shares acquired under the Offer to be voted in favour of such a transaction. The timing and details of any such Subsequent Acquisition Transaction would necessarily depend upon a variety of factors, including the number of Common Shares acquired pursuant to the Offer.

In certain types of Subsequent Acquisition Transactions, the registered holders of Common Shares may have the right to dissent under the ABCA and be paid fair value for their securities, with such fair value to be determined by the Court. The fair value of securities so determined could be more or less than the amount paid pursuant to the Offer or the Subsequent Acquisition Transaction. Any such judicial determination of the fair value of the Common Shares could be based upon considerations other than, or in addition to, the market price, if any, of the Common Shares.

A Subsequent Acquisition Transaction described above may constitute a "Business Combination" or a "Going Private Transaction" within the meaning of certain applicable Canadian securities legislation and regulations including Ontario Securities Commission (the "**OSC**") Rule 61-501 *Insider Bids, Issuer bids, Going Private Transactions and Related Party Transactions* ("**OSC Rule 61-501**") and the Québec Autorité des marchés financiers (the "**AMF**") Policy Statement Q-27 *Protection of Minority Securityholders in the Course of Certain Transactions* ("**AMF Policy Q-27**") . Under OSC Rule 61-501 and AMF Policy Q-27, subject to certain exceptions, a Subsequent Acquisition Transaction may constitute a Business Combination or a Going Private Transaction if it would result in the interest of a holder (as defined therein) or beneficial owner of Common Shares being terminated without such holder or beneficial owner's consent, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a Business Combination or a Going Private Transaction under OSC Rule 61-501 and AMF Policy Q-27.

In certain circumstances, the provisions of OSC Rule 61-501 and AMF Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a Business Combination or a Going Private Transaction carried out in accordance with OSC Rule 61-501 and AMF Policy Q-27 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. The Offeror intends to carry out any such Business Combination or Going Private Transaction in accordance with OSC Rule 61-501 and AMF Policy Q-27 or exemptions therefrom such that the "related party transaction" provisions of OSC Rule 61-501 and AMF Policy Q-27 will not apply to the Business Combination or a Going Private Transaction.

OSC Rule 61-501 and AMF Policy Q-27 provide that unless exempted, a corporation proposing to carry out a Business Combination or a Going Private Transaction is required to prepare a formal valuation of the Common Shares (and any, subject to certain exceptions, non-cash consideration being offered therefor) and provide to the holders of the Common Shares a summary of such valuation or the entire valuation.

In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to OSC Rule 61-501 and AMF Policy Q-27 exempting the Offeror or Deer Creek, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under OSC Rule 61-501 and AMF Policy Q-27 for certain Business Combinations or Going Private Transactions completed within 120 days after the expiry of a formal take-over bid if the intent to effect such transaction is disclosed in the take-over bid circular, the consideration offered under such transaction is at least equal to and of the same form as that paid in the take-over bid and certain disclosure is given in the take-over bid disclosure documents. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction prepared by it would be the same as the consideration offered under the Offer and, accordingly, the Offeror expects to rely on these exemptions.

OSC Rule 61-501 and AMF Policy Q-27 also require that, unless exempted, in addition to any other required shareholder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by "minority" shareholders be obtained. In relation to the Offer and any subsequent going private transaction,

the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and the AMF, as required, all holders of Common Shares, other than the Offeror or any "interested party" or "related party" of the Offeror, or an "interested party" for purposes of OSC Rule 61-501 and AMF Policy Q-27, including any director or senior officer of the Offeror, any associate, affiliate or insider of the Offeror or any of their directors and senior officers or any person or company acting jointly or in concert with any of the foregoing. However, OSC Rule 61-501 and AMF Policy Q-27 provide, subject to certain terms and conditions regarding the timing of a Subsequent Acquisition Transaction and certain other requirements, that the Offeror may treat Common Shares acquired pursuant to the Offer as "minority" shares and vote them, or consider them voted, in favour of such going private or related party transaction if, among other things, the consideration per security in the going private transaction is at least equal in value to the consideration paid under the Offer and is in the same form as the consideration paid under the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be identical to the Offer Price. The Offeror also intends that the Common Shares acquired by it under the Offer will be counted as part of any minority approval required in connection with a Subsequent Acquisition Transaction.

In addition, under OSC Rule 61-501 and AMF Policy Q-27 if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the going private or related party transaction is initiated, the requirement for minority approval under OSC Rule 61-501 and AMF Policy Q-27 would not apply to the transaction if a statutory dissent and appraisal remedy is available, or if a substantially equivalent enforceable right is made available, to the minority shareholders. The Common Shares will not be counted as part of the minority except if permitted by the AMF and the OSC.

If the Offeror is unable to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction involving Deer Creek, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approval, the Offeror will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Common Shares in the open market or in privately negotiated transactions or taking no further action to acquire additional Common Shares. Alternatively, the Offeror may sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the Offer Price.

See Section 14 of the Circular, "Canadian Federal Income Tax Considerations", for a discussion of the income tax consequences to Shareholders of a Subsequent Acquisition Transaction.

Other Alternatives

If the Offeror decides not to effect a statutory Compulsory Acquisition or a Subsequent Acquisition Transaction, then it will evaluate other available alternatives to acquire the remaining Common Shares. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Common Shares. Any additional purchases of Common Shares could be at a price greater than, equal to or less than the price to be paid for Common Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer.

Judicial Developments

Prior to the adoption of OSC Rule 61-501 (or its predecessor, OSC Policy 9.1) and AMF Policy Q-27, Canadian courts had in several instances granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation and Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

13. MARKET PURCHASES AND SALES OF COMMON SHARES

The Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Common Shares by making purchases through the facilities of the TSX at any time and from time to time prior to the Expiry Time in accordance with applicable Securities Laws. In no event will the Offeror make any such purchases of Common Shares through the facilities of the TSX until the third clear trading day following the date of the Offer. If the Offeror should acquire Common Shares by making purchases through the facilities of the TSX during the Offer Period, the Common Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been fulfilled. The aggregate number of Common Shares acquired in this manner will not exceed 5% of the Common Shares outstanding on the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by law forthwith after the close of business of the TSX on each day on which such Common Shares have been purchased.

Although the Offeror has no current intention to sell Common Shares taken up under the Offer, it reserves the right, subject to applicable laws, to make or enter into an arrangement, commitment or understanding during the Offer Period to sell any of such Common Shares after the Offer Period.

14. OTHER TERMS

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer or in the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, the Depositary or the Dealer Manager for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Common Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Common Shares or notice of withdrawal of Common Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Common Share or any particular Shareholder. There shall be no obligation on the Offeror, the Depositary or the Dealer Manager to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to (nor will deposits be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

Dated: August 5, 2005

TOTAL E&P CANADA LTD.

By: (Signed) JEAN-LUC GUIZIOU
President

The provisions of the Definitions, Circular, Letter of Transmittal and Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

CIRCULAR

The following information in this Circular is provided in connection with the Offer made by the Offeror dated August 5, 2005 to purchase all of the Common Shares. The terms, conditions and provisions of the Offer Documents are incorporated into and form part of this Circular, and collectively constitute the take-over bid circular of the Offeror. Certain terms used in this Circular are defined in the Glossary. Shareholders should refer to the Offer Documents for details of the terms and conditions of the Offer.

The information concerning Deer Creek contained in the Offer Documents has been taken from or is based upon publicly available documents, records on file with Canadian securities regulatory authorities and other public sources and information provided to the Offeror by Deer Creek. Although the Offeror has no knowledge that would indicate that any statements contained herein taken from or based upon such documents and records or other information are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and information, or for any failure by Deer Creek to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Deer Creek must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Deer Creek subsequent to the date of the most recent published financial statements of Deer Creek.

1. THE OFFEROR AND TOTAL

General

The Offeror is a corporation governed by the federal laws of Canada, incorporated on January 1, 2001 and is a direct wholly-owned subsidiary of Total. Total Canada holds a 50% interest in the Surmont oil sands project located southeast of Fort McMurray, Alberta, as well as an interest in another oil sands permit in northern Alberta. Total Canada also holds a non-controlling and minor interest in several oil and gas exploration properties in northeastern British Columbia. The Offeror's principal and registered offices are located at Suite 810, 202 - 6th Avenue S.W., Calgary, Alberta, T2P 2R9.

Total, a French *société anonyme*, was incorporated in 1924 and, together with its subsidiaries and affiliates, is the fourth largest publicly-traded integrated oil and gas company in the world by market capitalization, with operations in more than 130 countries. Total engages in all aspects of the petroleum industry, including upstream operations (oil and natural gas exploration, development and production) and downstream operations (refining, marketing, trading and shipping of crude oil and petroleum products). Total also produces chemicals for industrial and consumer use and has interests in coal mining and in the cogeneration and electricity sectors.

The head office of Total is located at 2, place de La Coupole, La Défense 6, 92 400 Courbevoie, France.

Support Agreement

On August 2, 2005, Total and Deer Creek entered into a support agreement (the "**Support Agreement**") pursuant to which Total irrevocably guaranteed the due and punctual performance of all of Total Canada's obligations under the Acquisition Agreement, including the obligation of Total Canada to pay the aggregate purchase price for the Common Shares. Under the Support Agreement, Total also agreed to be liable to Deer Creek for all claims, liabilities, damages, costs, losses and expenses whatsoever which Deer Creek may suffer, pay or incur as a result of any breach by Total Canada of the terms of the Acquisition Agreement. Notwithstanding the foregoing, the maximum aggregate liability of Total under the Support Agreement shall not exceed $1,571,697,600.

2. DEER CREEK ENERGY LIMITED

General

Deer Creek is a Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. Deer Creek's principal assets include its interest in the Joslyn Project. The head office of Deer Creek is located at Bow Valley Square II, Suite 2600, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7 and its registered office is located at Suite 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7. Deer Creek was incorporated under the ABCA on October 1, 1996.

The Common Shares trade on the facilities of the TSX under the symbol "DCE". Deer Creek is a reporting issuer in each of the Provinces of Canada. Deer Creek has no material subsidiaries other than Deer Creek Pipelines Limited and 703090 Alberta Inc.

Deer Creek is a "foreign private issuer" as defined in Rule 3b-4 under the United States *Securities Exchange Act of 1934*, as amended (the **"Exchange Act"**) and does not have actual knowledge that U.S. holders of Common Shares hold 40% or more of the Common Shares as calculated under instruction 2 to paragraph (d) of Rule 14d-1 of the Exchange Act. The term "U.S. holder" means any person whose address appears on the records of Deer Creek, any voting or other trustee, any depositary, any share transfer agent or any person acting in a similar capacity on behalf of Deer Creek, as being located in the United States.

Capital Structure of Deer Creek

The authorized capital of Deer Creek is comprised of an unlimited number of Common Shares and an unlimited number of first preferred shares, issuable in series, of which 50,961,809 Common Shares were issued and outstanding and no first preferred shares were issued and outstanding as at August 2, 2005. As of the date of the Offer, 2,906,095 Common Shares were issuable pursuant to the exercise of outstanding Deer Creek Options and Deer Creek Performance Share Units. To the knowledge of the Offeror and other than the Enermark Put Right, there are no other issued and outstanding shares of Deer Creek or securities of Deer Creek convertible into or exchangeable for Common Shares.

Price Ranges and Trading Volumes of Common Shares

The Common Shares are listed and posted for trading on the TSX. The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the Common Shares on the TSX for the periods indicated:

Period	Price Range		Trading Volume
	High	Low	
2004			
July 29 - 31	9.37	8.90	3,586,681
August	9.25	7.70	5,574,954
September	8.55	7.72	4,976,011
October	9.44	8.25	3,090,713
November	9.08	8.50	1,719,435
December	9.25	8.50	1,558,041
2005			
January	9.85	8.60	1,759,316
February	14.36	9.75	3,083,833
March	18.00	14.16	7,479,578
April	16.98	13.00	2,075,476
May	14.49	13.00	2,780,032
June	16.90	13.61	3,005,299
July	18.20	16.00	2,647,207
August 1 - 4	25.00	18.00	9,622,684

The Offer was announced to the public on August 2, 2005. The closing trading prices of the Common Shares on the TSX on July 29, 2005, the last trading day prior to the announcement of the Offer, and on August 4, 2005 were $18.00 and $24.83, respectively. The Offer Price represents a 39% premium over the closing price of Common Shares on the last trading day immediately preceding the announcement of the Offer, and a premium of 45% over the weighted average trading price of the Common Shares on the TSX for the 20 trading days immediately preceding the announcement of the Offer.

Previous Distributions

Based on publicly available information, no distributions of Common Shares were effected during the five years preceding the date of the Offer, except for the following:

Date	Description of Distribution	Number of Common Shares	Price Per Security	Aggregate Gross Proceeds to Deer Creek
August 8, 2002	Private placement(1)	14,361,800	$9.10	-
August 8, 2002	Private placement	5,264,282	$4.65	$24,478,911
November 28, 2002	Private placement(2)	909,091	$5.50	$5,000,000
November 4, 2003	Private placement(2)	1,000,000	$10.00	$10,000,000
January 28, 2004	Private placement	2,020,000	$8.75	$17,675,000
July 29, 2004	Public offering	16,900,000	$9.50	$160,550,000
November 29, 2004	Private placement(2)	1,100,000	$11.25	$12,375,000
June 30, 2005	Public offering	3,000,000	$13.60	$40,800,000

Notes:

(1) Issued upon conversion of a previously issued debenture plus accrued interest.

(2) Common Shares were issued on a "flow-through" basis.

Information and Reporting Requirements

Deer Creek is subject to the information and reporting requirements of the ABCA, the securities laws of each of the provinces in Canada and the rules of the TSX. In accordance therewith, Deer Creek is required to file reports and other information with the securities regulatory authorities in Canada and with the TSX relating to its business, financial statements and other matters which may be inspected at the offices or through the facilities of such securities regulatory authorities and the TSX. Information as of particular dates concerning Deer Creek's directors and officers, their remuneration, stock options granted to them, the principal holders of Common Shares and any material interest of such persons in material transactions with Deer Creek and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with certain of such securities regulatory authorities and with the TSX.

Pursuant to the provisions of the securities laws of the provinces of Canada, the directors of Deer Creek must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Deer Creek subsequent to the date of the most recent published financial statements of Deer Creek.

3. BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

In January 2005 management of Total contacted management of Deer Creek to discuss the possible opportunities relating to Total's participation in Deer Creek's Joslyn Project. Additional discussions were conducted by representatives of the parties in the following weeks.

On February 28, 2005 the parties executed the Confidentiality Agreement which resulted in access by Total of confidential information relating to Deer Creek following which Total began a due diligence review of Deer Creek and the Joslyn Project to augment its earlier review of publicly available information.

Following its review, Total prepared and presented a proposal to Deer Creek for Total to participate in the Joslyn Project on the basis that Total would hold a majority working interest in and operate the project. Deer Creek considered Total's proposal and the parties undertook discussions however they were not able to agree on mutually acceptable terms.

Total continued to be interested in the Joslyn Project and advanced its consideration of participation in the project by way of a corporate transaction. Total engaged legal and financial advisors to assist in its review. This led to Total submitting a formal proposal to the Board of Directors of Deer Creek on July 15, 2005 to acquire the common shares of Deer Creek on the basis of the terms and conditions set forth in its proposal. Deer Creek engaged legal and financial advisors to assist in its consideration of the proposal. On July 19, 2005, the Board of Directors of Deer Creek met to consider Total's proposal and the following day, the President of Total Canada and the Chairman of Deer Creek met to carry out further discussions regarding Total Canada's proposal. On July 20, 2005, the Board of Directors of Deer Creek advised Total that its proposal was not sufficiently compelling to warrant departure from Deer Creek's business plan. In the following days, the President of Total Canada and the Chairman of Deer Creek met on a number of occasions to discuss Total's ongoing interest. During this period the advisors of the Parties also met to discuss various issues. On the basis of these discussions Total submitted a revised proposal to acquire the Common Shares of Deer Creek on July 31, 2005. The Board of Directors of Deer Creek met later that day and with the assistance of its financial and legal advisors considered and approved the principle business terms of Total's revised proposal and authorized management and its advisors to negotiate the definitive transaction documents providing for the proposed transaction. The parties and their advisors negotiated the definitive transaction document on August 1, 2005 finalizing the agreement of the parties on the morning of August 2, 2005 following which the parties issued press releases announcing the transaction.

Reasons for the Offer

Total's business strategy, through its affiliates (including Total Canada), is to acquire, develop and operate oil and gas properties, including oil sands projects, in strategic geographic locations such as Canada. Total believes that the acquisition of Deer Creek by Total Canada will be consistent with and in furtherance of this long-term strategy. In addition, Total Canada believes that investment in the Canadian oil and gas industry is an effective use of capital to increase shareholder value and to benefit all stakeholders. Total Canada also views the acquisition of Deer Creek as compatible with and a logical addition to its current interest in the Surmont oil sands project.

4. ACQUISITION AGREEMENT

The Offer

Total Canada and Deer Creek entered into the Acquisition Agreement pursuant to which Total Canada agreed to make the Offer. Under the Acquisition Agreement, Deer Creek confirmed to Total Canada that its board of directors had, after consultation with its legal and financial advisors, and upon receipt of the opinions from each of Goldman, Sachs & Co. and Peters & Co. Limited, unanimously (i) approved the Offer; (ii) determined that the Offer is fair to holders of Common Shares, and is in the best interests of Deer Creek and the holders of Common Shares; and (iii) resolved to recommend acceptance of the Offer by holders of Common Shares.

Pursuant to the Acquisition Agreement, Deer Creek also agreed with Total Canada that it would immediately cease and cause to be terminated all existing discussions, solicitations and negotiations with any parties (other than Total Canada or its affiliates) conducted or before the date of the Acquisition Agreement with respect to any actual or potential Take-over Proposal or any form of joint venture, farm-out or other partnering agreement with respect to the Joslyn Project. Further, Deer Creek agreed that it would not release any party from any confidentiality or standstill agreements or amend any of such agreements and that it would exercise all rights to require the return of all information provided to any third parties who have had discussions or negotiations or have entered into confidentiality agreements with Deer Creek. Deer Creek also agreed in the Acquisition Agreement that it would not, nor authorize or permit any person acting on its behalf to solicit, initiate or encourage or engage in any discussions or negotiations or take any action in respect of, or which may be expected to lead to a Take-over Proposal. In addition, Deer Creek agreed that it would not provide or furnish to any party any information concerning Deer Creek and its business, properties and assets in respect of or which may reasonably be expected to lead to a Take-over Proposal or accept, recommend or enter into any agreement to implement any Take-over Proposal. Neither Deer Creek nor its representatives may provide or furnish any information to any party in respect of the foregoing unless Deer Creek shall have entered into a confidentiality and standstill agreement with such party containing customary terms. The foregoing does not prevent the board of directors of Deer Creek from (i) engaging in discussions or negotiations with any party after the date of the Acquisition Agreement who (without any solicitation, initiation or encouragement, directly or indirectly, by Deer Creek or its representatives after the date of the Acquisition Agreement) seeks to initiate such discussions or negotiations, provide or furnish such third party with information concerning Deer Creek and its business, properties and assets and participate in or take any other action if such party has first made a *bona fide* written Take-over Proposal and the Board of Directors of Deer Creek has determined that such Take-over Proposal is a Superior Take-over Proposal and further determines in good faith, after considering applicable law and receiving the advice of outside counsel that such action is required by the Board of Directors of Deer Creek to comply with fiduciary duties under applicable law; (ii) complying with applicable Securities Laws relating to the provision of directors' circulars, and making appropriate disclosure with respect to any such Take-over Proposal to Shareholders; and (iii) accepting, recommending, approving or implementing a Superior Take-over Proposal, but only if prior to such acceptance, recommendation, approval or implementation, the Board of Directors of Deer Creek shall have concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Acquisition Agreement and the Offer which may be offered by Total Canada during the seventy-two (72) hour notice period set forth below and after receiving the advice of counsel, that such action is required by the Board of Directors of Deer Creek to comply with fiduciary duties under applicable law.

Upon receipt of a Take-over Proposal, Deer Creek agrees to provide immediate notice thereof to Total Canada and shall provide Total Canada with a copy or written description of any such Take-over Proposal and any amendments thereto. Deer Creek agrees to notify Total Canada immediately if the board of directors of Deer Creek determines that any *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal. For a period of 72 hours from the time that Deer Creek notifies Total Canada of the fact that the board has determined a *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal, the board of directors of Deer Creek agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Take-over Proposal and not to release the party making the Superior Take-over Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such 72 hour period, Deer Creek shall and shall cause its respective financial and legal advisors to, negotiate in good faith with Total Canada to make such adjustments in the terms and conditions of the Acquisition Agreement and the Offer as would enable Total Canada to proceed with the Offer as amended rather than the Superior Take-over Proposal. In the event Total Canada proposes to amend the Acquisition Agreement and the Offer to provide that the holders of Common Shares shall receive a value per Common Share equal to or having a value greater than the value per Common Share provided in the Superior Take-over Proposal and so advises the board of directors of Deer Creek prior to the expiry of such 72 hour period, the board of directors of Deer Creek shall not accept, recommend, approve or enter into any agreement to implement such Superior Take-over Proposal and shall not release the party making the Superior Take-over Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

Total Canada is permitted under the Acquisition Agreement to, in its sole discretion: (i) waive any term or condition of the Offer for its benefit provided that if Total Canada takes up and pays for any Common Shares, it shall acquire not less than the Minimum Required Shares; and (ii) vary any term or condition of the Offer, provided that Total

Canada shall not without the prior written consent of Deer Creek, acting reasonably: (A) reduce the number of Common Shares for which the Offer is made; (B) decrease or change the form of the consideration to be paid for each Common Share; or (C) amend the Offer or modify the conditions to the Offer in a manner that in either case is adverse to the holders of Common Shares provided that an extension of the Offer shall not constitute an amendment of the Offer or a modification of the conditions to the Offer that is, in either case, adverse to the holders of Common Shares.

Non-Completion Fee

Deer Creek has agreed to pay to Total Canada a non-completion fee of $40.0 million within 24 hours after the first to occur of any of the following events (provided there is no material breach or non-performance by Total Canada of a material provision of the Acquisition Agreement in any respect):

(a) the board of directors of Deer Creek shall or shall resolve to: (1) fail to make any of its recommendations, approvals, resolutions or determinations as contemplated in the Acquisition Agreement; or (2) withdraw, modify or change any of its recommendations, approvals, resolutions or determinations as contemplated in the Acquisition Agreement in a manner adverse to Total Canada; or (3) fail to publicly reaffirm its recommendation of the Offer within 10 days of the public announcement of another *bona fide* Take-over Proposal;

(b) the Board of Directors of Deer Creek shall have recommended that Deer Creek's shareholders deposit their Common Shares under, vote in favour of, or otherwise accept, a Take-over Proposal or shall resolve to do so;

(c) Deer Creek shall have entered into any agreement with any person with respect to a Take-over Proposal prior to the Expiry Time of the Offer, excluding a confidentiality agreement entered into in compliance with the Acquisition Agreement;

(d) a Take-over Proposal is publicly announced, proposed, offered or made to Deer Creek's Shareholders prior to the Expiry Time, and at the Expiry Time the Minimum Condition has not been satisfied and such Take-over Proposal (as originally proposed or amended) is completed within six months of the Expiry Time.

In the event that a Take-over Proposal is publicly announced or made as contemplated by subsection (d) above, Deer Creek agrees to deliver to Total Canada within three (3) Business Days, an irrevocable letter of credit, in form satisfactory to Total Canada, payable by a Canadian chartered bank in the amount of the non-completion fee. Any payment of the non-completion fee by Deer Creek as described above shall be without prejudice to the rights or remedies available to Total Canada upon the breach of any provision of the Acquisition Agreement. Notwithstanding the foregoing, neither Party shall be liable for any indirect or consequential damages, including without limitation, loss of profit resulting from any breach of the terms of the Acquisition Agreement.

Lock-up Agreements

See Section 7 of the Circular, "Arrangements with the Locked-up Securityholders".

Board of Directors of Deer Creek

Deer Creek has agreed that within 24 hours following the acquisition by Total Canada of the Minimum Required Shares, Deer Creek shall assist Total Canada to obtain the resignations of all Deer Creek directors and to use its best efforts to cause the appointment of Total Canada nominees to fill the vacancies created.

Termination of Acquisition Agreement

The Acquisition Agreement may be terminated by written notice to the other Party, at any time prior to the time that the Offeror first takes-up and pays for Common Shares,

(a) by mutual agreement of Total Canada and Deer Creek; or

(b) by Total Canada if the conditions to the Offer have not been satisfied or waived by Total Canada on or before the Expiry Time; or

(c) by either Total Canada or Deer Creek if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the Party seeking to terminate the Acquisition Agreement pursuant to this section shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction; or

(d) by either Total Canada or Deer Creek if any representation or warranty by the other Party contained in the Acquisition Agreement shall have been determined by Total Canada or Deer Creek to be materially inaccurate (or, in the case of representations and warranties that are themselves qualified by a materiality limitation, determined to be inaccurate) or if either Total Canada or Deer Creek determines the other Party has breached or failed to comply with, in any material respect, any of its covenants or obligations contained in the Acquisition Agreement; or

(e) by Total Canada or Deer Creek if the non-completion fee described herein becomes payable (provided that for the purposes of a termination by Deer Creek, Deer Creek must have first paid the non-completion fee described herein); or

(f) by Total Canada or Deer Creek if the Take-up Date has not occurred within 90 days following the Initial Expiry Time.

5. DEER CREEK OPTIONS AND DEER CREEK PERFORMANCE SHARE UNITS

Pursuant to the Acquisition Agreement, all persons who hold Deer Creek Options and Deer Creek Performance Share Units are entitled to exercise all of their Deer Creek Options and Deer Creek Performance Share Units and tender all Common Shares issued in connection therewith under the Offer upon payment of the full exercise price by cheque, bank draft, or such other form as may be acceptable to Total Canada. All Deer Creek Options and Deer Creek Performance Share Units that are tendered to Deer Creek for exercise, conditional on the Offeror taking-up Common Shares under the Offer, will be deemed to have been exercised concurrently with the take-up of Common Shares by the Offeror.

To the extent that holders of Deer Creek Options and Deer Creek Performance Share Units do not exercise their Deer Creek Options and Deer Creek Performance Share Units and tender the Common Shares that they receive upon such exercise, Deer Creek may agree with all remaining holders of Deer Creek Options and Deer Creek Performance Share Units that, in lieu of such persons exercising their Deer Creek Options and Deer Creek Performance Share Units, Deer Creek will pay to such persons, immediately prior to the Expiry Time, the difference between the exercise price of their "in-the-money" Deer Creek Options and Deer Creek Performance Share Units and the per share purchase price offered for the Common Shares under the Offer for each such Deer Creek Option and Deer Creek Performance Share Unit held, in exchange for the termination of their Deer Creek Options and Deer Creek Performance Share Units, and provided that such holders agree to surrender their remaining unexercised options and rights to Deer Creek for cancellation in accordance with the terms under the Acquisition Agreement.

6. PURPOSE OF THE OFFER AND PLANS FOR DEER CREEK

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the Common Shares, including Common Shares which may become outstanding upon the exercise of Deer Creek Options, Deer Creek Performance Share Units and the Enermark Put Right during the Offer Period. If at least 90% of the outstanding Common Shares, on a diluted

basis, not presently owned by or on behalf of the Offeror or its affiliates or associates are validly tendered pursuant to the Offer, the Offeror may elect to invoke its statutory right of Compulsory Acquisition in accordance with the provisions of Part 16 of the ABCA. If the Offer is successful but the Offeror acquires less than 90% of the outstanding Common Shares, the Offeror currently intends to pursue a Subsequent Acquisition Transaction to acquire the Common Shares not tendered to the Offer on such terms and conditions as the Offeror, at the time, believes to be fair to Deer Creek and the Shareholders. The timing and details of any such transaction will necessarily depend upon a variety of factors, including the number of Common Shares acquired pursuant to the Offer. See Section 12 of the Offer, "Acquisition of Common Shares Not Deposited".

Plans for Deer Creek

If the Offeror acquires at least the Minimum Required Shares pursuant to the Offer, the boards of directors of Deer Creek and its subsidiaries will be reconstituted through resignations tendered by the existing directors of Deer Creek and its subsidiaries and the appointment of nominees of Total Canada in their stead. In that regard, Deer Creek has agreed in the Acquisition Agreement to assist Total Canada in securing the resignations of all directors and officers of Deer Creek and its subsidiaries and to cause the election of nominees of Total Canada to fill the vacancies so created by such resignations in such a manner that the holding of a shareholders' meeting will not be required.

In order to provide for a timely and efficient transition, Total Canada's management will assume responsibility for the day to day operations of Deer Creek immediately upon obtaining the Minimum Required Shares pursuant to the Offer. Deer Creek will be managed as a separate entity until such time that it can be amalgamated or wound-up into the Offeror or one or more of its affiliates.

If permitted by applicable law, subsequent to the completion of the Offer or the Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Common Shares from the TSX and cause Deer Creek to cease to be a reporting issuer under the securities laws of each province in Canada in which it has such status.

7. ARRANGEMENTS WITH THE LOCKED-UP SECURITYHOLDERS

Except as described below, there are no contracts, arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Deer Creek and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or to such directors or senior officers remaining in or retiring from office if the Offer is successful. Except as described below, there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any holder of securities of Deer Creek with respect to the Offer or between the Offeror and any person or company with respect to any securities of Deer Creek in relation to the Offer. There are no business relationships between the Offeror, its associates or affiliates and Deer Creek that are material to any of them with the exception of the Acquisition Agreement.

Lock-up Agreements

Total Canada has entered into the Lock-up Agreements pursuant to which the Locked-up Securityholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Common Shares beneficially owned by them and all Common Shares they shall acquire before the Expiry Time pursuant to the exercise of Deer Creek Options and Deer Creek Performance Share Units, representing an aggregate of 17,296,667 Common Shares (which includes Common Shares issuable upon exercise of "in-the-money" Deer Creek Options and Deer Creek Performance Share Units held by the Locked-up Securityholders) or approximately 32.11% of the currently issued and outstanding Common Shares (calculated on a diluted basis).

The Locked-up Securityholders are entitled to withdraw all of the Common Shares deposited pursuant to the Offer in the event that the Acquisition Agreement is terminated in accordance with its terms.

Arrangements with Directors, Officers, Employees and Consultants

Under the terms of the Acquisition Agreement, Total Canada acknowledged that Deer Creek may pay up to an aggregate of $2.2 million in possible severance or termination payments to its directors, officers, employees and

consultants pursuant to agreements in place with such parties and agreed that if it acquires the Common Shares under the Offer then, to the extent that there are current indemnities in place for Deer Creek's directors and officers, it will cause Deer Creek to fulfill its obligations pursuant to such indemnities in accordance with the provisions of the constating documents of Deer Creek and the ABCA.

8. OWNERSHIP OF, TRADING IN AND COMMITMENTS TO ACQUIRE SECURITIES OF DEER CREEK

Neither the Offeror, nor any associate or affiliate of the Offeror, nor any director or officer of the Offeror or their respective associates, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Deer Creek, except in respect of the Acquisition Agreement and the Lock-up Agreements.

To the knowledge of the directors and officers of the Offeror after reasonable inquiry, no securities of Deer Creek are beneficially owned, directly or indirectly, by, nor is control or direction over any securities of Deer Creek exercised by, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror.

During the six month period preceding the date of the Offer, no securities of Deer Creek have been traded by the Offeror, any associate or affiliate of the Offeror, any director or officer of the Offeror or their respective associates or, to the knowledge of the directors and officers of the Offeror after reasonable inquiry, by any associate of any director or officer of the Offeror, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror.

Except in respect of the Acquisition Agreement and the Lock-up Agreements, neither the Offeror, nor any associate or affiliate of the Offeror, nor any director or officer of the Offeror or their respective associates, or, to the knowledge of the directors and officers of the Offeror after reasonable inquiry, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or any person or company acting jointly or in concert with the Offeror, has entered into any commitment to acquire any securities of Deer Creek.

9. SOURCE OF FUNDS

The Offeror estimates that if it acquires all of the Common Shares (calculated on a diluted basis), the total amount of cash required for the purchase of the Common Shares will be approximately $1.36 billion, including approximately $7 million in fees and expenses payable by the Offeror. Total Canada will satisfy or arrange for the satisfaction of such funding requirements from existing cash reserves of Total and cash available for drawdown under existing credit facilities of Total.

10. EFFECT OF THE OFFER ON MARKETS FOR THE COMMON SHARES AND STOCK EXCHANGE LISTING

The purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of holders of Common Shares, and, depending on the number of Common Shares deposited and purchased under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the cessation of trading and delisting of the Common Shares on such exchange. Among such criteria are the minimum number of holders of Common Shares, the minimum number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending upon the number of Common Shares purchased pursuant to the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares. It is the intention of the Offeror to cause Deer Creek to

apply to delist the Common Shares from the TSX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. Moreover, in the event the Common Shares are delisted, such shares would constitute "taxable Canadian property" to non-resident holders of Common Shares. As a result, subject to relief under an applicable tax treaty, a non-resident holder of Common Shares would be subject to Canadian taxation in respect of any disposition or deemed disposition of such shares. Any such disposition or deemed disposition of Common Shares by a non-resident at a time when the Common Shares are not listed on a prescribed stock exchange (including the TSX) would trigger certain tax reporting requirements, including tax filings which are required to be made contemporaneously with any such disposition, and purchasers would generally be required to withhold a portion of the purchase price on any such disposition and remit same to the Canadian tax authorities. Non-resident holders of Common Shares should consult their own tax advisors in the event the Common Shares are delisted.

After the purchase of Common Shares under the Offer and subject to applicable laws, the Offeror intends to cause Deer Creek to take steps toward the elimination of its public reporting requirements under applicable securities legislation.

11. MATERIAL CHANGES IN THE AFFAIRS OF DEER CREEK AND OTHER INFORMATION

The Offeror is not aware of any information which has not been generally disclosed that indicates that any material change has occurred in the affairs of Deer Creek since the date of the last published financial statements of Deer Creek, being the interim financial statements for the period ended June 30, 2005 other than the completion of the public offering of 3,000,000 Common Shares by Deer Creek on June 30, 2005. See Section 2 of the Circular, "Deer Creek Energy Limited - Previous Distributions".

The Offeror is not aware of any material facts concerning the Common Shares or other material facts not disclosed in the Offer that have not previously been generally disclosed that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

12. ACCEPTANCE OF THE OFFER

With the exception of those Locked-up Securityholders who have entered into the Lock-up Agreements, the Offeror has no knowledge of whether any Shareholders will accept the Offer. See Section 7 of the Circular, "Arrangements with the Locked-up Securityholders".

13. REGULATORY MATTERS

Competition Act (Canada)

Under the *Competition Act* (Canada) (the **"Competition Act"**), the acquisition of voting shares of a corporation that carries on an operating business in Canada may require premerger notification if certain size of parties and size of transaction thresholds are exceeded. Where premerger notification is required, certain information must be provided to the Commissioner of Competition (the **"Commissioner"**) and the transaction may not be completed until the expiry, waiver or termination of a statutory waiting period. Notification may be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). If a short-form filing is made, the Commissioner may, within the 14-day waiting period, require that the parties make a long-form filing, thereby extending the waiting period for a further 42 days following receipt of the long-form filing.

Where a transaction does not raise substantive issues under the Competition Act, the Commissioner may issue an Advance Ruling Certificate (**"ARC"**) in respect of the transaction. Where an ARC is issued, the parties to the transaction are not required to file a premerger notification. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

The Commissioner's review of a transaction may take longer than the statutory waiting period, depending upon whether the transaction is classified by the Commissioner as non-complex, complex or very complex. Under the Competition Act, the Commissioner may decide to challenge the transaction or prevent its closing if he or she is of the view that the transaction is likely to prevent or lessen competition substantially.

The Offeror intends to apply for an ARC in respect of the Offer and to make a short-form filing if required to do so. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that (a) the Commissioner of Competition shall have issued an ARC under Section 102 of the Competition Act in respect of the purchase of the Common Shares by the Offeror, or (b) the waiting period under Part IX of the Competition Act shall have expired or have been waived and the Offeror shall be satisfied in its sole judgment that the Commissioner of Competition does not intend to oppose the purchase of the Common Shares and shall not have made or threatened to make an application under Part VIII of the Competition Act in respect of the purchase of the Common Shares by the Offeror. See Section 4 of the Offer, "Conditions of the Offer".

Based on information available to it, the Offeror is of the view that the Offer can be effected in compliance with Canadian competition laws. However, there can be no assurance that a challenge to the completion of the Offer on competition law grounds will not be made or that, if such a challenge were made, the Offeror would prevail or would not be required to accept certain adverse conditions in order to complete the Offer.

In the event that any appropriate regulatory approval is not obtained prior to the Initial Expiry Time, unless such approval has been denied, Total Canada has agreed to extend the Offer twice if necessary, each time for a period of time not less than 10 days beyond the Initial Expiry Time and the Expiry Time as the case may be.

Investment Canada Act

Under the *Investment Canada Act* (the **"ICA"**) certain transactions involving the acquisition of control of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the Minister responsible for the ICA (the **"ICA Minister"**) is satisfied that the transaction is likely to be of net benefit to Canada. If a transaction is subject to the review requirement (a **"Reviewable Transaction"**), an application for review must be filed with the Investment Review Division of Industry Canada and the approval of the ICA Minister obtained prior to the implementation of the Reviewable Transaction. The ICA Minister is required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the ICA and any written undertakings that may have been given by the applicant. The ICA contemplates an initial review period of up to 45 days after filing; however, if the ICA Minister has not completed the review by that date, the ICA Minister may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant) to permit completion of the review.

The prescribed factors of assessment to be considered by the ICA Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of the investment on competition within an industry in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada's ability to compete in world markets. If the ICA Minister determines that he is not satisfied that a Reviewable Transaction is likely to be of net benefit to Canada, the Reviewable Transaction may not be implemented.

The acquisition of the Common Shares by the Offeror is a Reviewable Transaction under the ICA and the Offeror intends to file an application for review with the Investment Review Division of Industry Canada. The Offer is conditional upon receiving all requisite approvals under the ICA. See Section 4 of the Offer, "Conditions to the Offer".

In the event that any appropriate regulatory approval is not obtained prior to the Initial Expiry Time, unless such approval has been denied, Total Canada has agreed to extend the Offer twice if necessary, each time for a period of time not less than 10 days beyond the Initial Expiry Time and the Expiry Time as the case may be.

Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)

The Offeror has determined that it is not required to make any filings or notifications under the *Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States).*

14. CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Macleod Dixon LLP, counsel to the Offeror, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of a Common Share pursuant to the Offer or pursuant to the transactions described above under the heading "Acquisition of Common Shares Not Deposited". This summary is generally applicable to a Shareholder who, for purposes of the Tax Act, holds the Common Shares as capital property and deals at arm's length with, and is not affiliated with, the Offeror at all times up to and including the completion of the Offer.

Common Shares will generally constitute capital property to a Shareholder unless the Shareholder is a trader or dealer in respect of the Common Shares, has acquired the Common Shares in a transaction or transactions considered to be an adventure in the nature of trade or is a financial institution subject to the "mark-to-market" rules within the meaning of the Tax Act.

Certain Shareholders resident in Canada for the purposes of the Tax Act whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have them treated as capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the **"Regulations"**) and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency. This summary takes into account all proposed amendments to the Tax Act and Regulations publicly announced by the Minister of Finance prior to the date hereof (the **"Proposed Amendments"**) and assumes that all Proposed Amendments will be enacted in their present form. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may vary significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their Common Shares having regard to their own particular circumstances.

Shareholders Resident in Canada

This portion of the summary is applicable only to Shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act.

Accepting the Offer

A Shareholder who sells the holder's Common Shares under the Offer will recognize a capital gain (or capital loss) in respect of the disposition of the Common Shares to the extent that the cash proceeds of disposition exceed (or are less than) the total adjusted cost base of the Common Shares and any reasonable costs associated with the disposition.

A Shareholder will be required to include in income for the taxation year in which the disposition occurs one-half of any capital gains (**"taxable capital gains"**). One-half of the amount of any capital losses (**"allowable capital losses"**) may generally be used to offset taxable capital gains in the year the allowable capital losses are sustained.

To the extent that the holder's allowable capital losses exceed the holder's taxable capital gains for the year, the excess may be carried over and applied against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances described in the Tax Act.

In addition, where a Shareholder is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of its Common Shares may be reduced by the amount of dividends previously received or deemed to be received on the Common Shares to the extent and under the circumstances described in the Tax Act. Similar rules apply where the Shareholder is a partnership or trust with corporate partners or beneficiaries.

A Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Subsequent Transactions

As described under the heading "Acquisition of Common Shares Not Deposited" in the Offer, the Offeror may acquire Common Shares not deposited under the Offer pursuant to statutory rights of purchase under the ABCA. If, in the course of any such purchase by the Offeror, all of a Shareholder's Common Shares are exchanged solely for cash, the tax consequences to a Shareholder would be the same as described above. If, in the course of any such purchase by the Offeror, a Shareholder demands payment of the fair value of the Shareholder's Common Shares, the Shareholder would recognize a capital gain (or a capital loss) to the extent that the proceeds of disposition received for such Common Shares (other than in respect of interest awarded by a court), net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares disposed of.

If the Compulsory Acquisition provisions are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. The tax consequences to a Shareholder of a Subsequent Acquisition Transaction will depend on the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same or materially different than the tax consequences described above for a Shareholder who disposes of its Common Shares under the Offer. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Shareholders Not Resident in Canada

In addition to the comments set out above, the following applies to Shareholders who, for the purposes of the Tax Act, have not been resident in Canada at any time while they held their Common Shares, do not carry on an insurance business in Canada and who do not use or hold and are not deemed under the Tax Act to use or hold their Common Shares in or in the course of carrying on a business in Canada (referred to hereafter as **"Non-Resident Shareholders"**).

Accepting the Offer

Non-Resident Shareholders will only be subject to taxation in respect of the disposition of their Common Shares to the extent such shares constitute "taxable Canadian property". Generally, Common Shares will constitute taxable Canadian property to a holder if, at any time during the five year period immediately preceding the disposition, the Non-Resident Shareholder, either alone or together with persons with whom the Non-Resident Shareholder did not deal at arm's length, owned 25% or more of the issued shares of any class or series in the capital stock of Deer Creek, or the Non-Resident Shareholder's Common Shares were acquired in a tax deferred exchange in consideration for property that was itself "taxable Canadian property". Non-Resident Shareholders whose Common Shares constitute taxable Canadian property will generally be subject to taxation on the same basis as holders who are resident in Canada.

In the event that the Common Shares are not listed at the time of such disposition, then such shares would be "taxable Canadian property". A disposition of Common Shares at a time when they are not listed will trigger certain tax reporting requirements, including tax filings which must be made contemporaneously with any disposition. In

addition, a purchaser of unlisted shares will be required to withhold 25% of the purchase price otherwise payable to a Non-Resident Shareholder and remit same to the Canada Revenue Agency, subject to receipt of an acceptable tax clearance certificate prior to such remittance being made.

Non-Resident Shareholders whose Common Shares constitute taxable Canadian property may nonetheless be exempted from taxation on gains to the extent that they can avail themselves of the provisions of a bilateral tax treaty between Canada and their jurisdiction of residence. However, the Canada-United States Income Tax Convention (the "Convention") would not provide such an exemption for a Non-Resident Shareholder who is a resident of the United States for the purposes of the Convention and whose Common Shares constitute taxable Canadian property.

Subsequent Transactions

The consequences under the Tax Act to a Non-Resident Shareholder of any Compulsory Acquisition or Subsequent Acquisition Transaction would depend upon the nature of the transaction but would generally be the same as those described above with respect to Shareholders that are resident in Canada except that the Non-Resident Shareholder would not be subject to taxation under the Tax Act in respect of any capital gain that is recognized unless the holder's Common Shares are "taxable Canadian property", as described above, and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty.

To the extent that a Compulsory Acquisition or a Subsequent Acquisition Transaction is proposed by the Offeror, Non-Resident Shareholders are urged to consult their own professional advisors to determine the consequences to them of the transaction and in particular whether any shares held by them during the course of such an acquisition would be held by them as "taxable Canadian property" or give rise to a deemed dividend to such holders.

15. UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, Shareholders are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Circular or any document referred to herein is not intended or written to be used, and cannot be used by Shareholders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) Shareholders should seek advice based on their particular circumstances from an independent tax advisor.

The following is a general discussion of certain material United States federal income tax consequences to a Shareholder who disposes of Common Shares pursuant to the Offer or pursuant to the transactions described above under the heading "Acquisition of Common Shares Not Deposited" (the "transaction"). It is the opinion of Sullivan & Cromwell LLP, United States counsel to the Offeror. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, applicable current and proposed United States Treasury Regulations, judicial authority, and administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This discussion assumes that the Common Shares are held as capital assets by a United States Shareholder. A United States Shareholder is a Shareholder who is, for United States federal income tax purposes, a citizen or resident of the United States, a domestic corporation, an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust. This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular holder of Common Shares in light of the holder's personal investment circumstances, or those holders of Common Shares subject to special treatment under the United States federal income tax laws (for example, life insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, United States expatriates, foreign corporations and nonresident alien individuals), or holders who hold the Common Shares as part of a hedging, "straddle," conversion or other integrated transaction. In addition, this discussion does not address any aspect of foreign, state or local or estate and gift taxation that may be applicable to a Shareholder. Shareholders are urged to consult their own tax advisor to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the receipt of cash in

exchange for the Common Shares pursuant to the Offer or pursuant to the transactions described above under the heading "Acquisition of Common Shares Not Deposited."

The receipt of cash pursuant to the transaction will be a taxable transaction for United States federal income tax purposes. In general, and assuming that a Shareholder deposits or disposes of all of its Common Shares pursuant to the transaction, for United States federal income tax purposes, a Shareholder will recognize gain or loss equal to the difference between his or her adjusted tax basis in Common Shares converted to cash in the transaction and the amount of cash received. Such gain, if any, generally will be United States source gain. Gain or loss will be calculated separately for each block of Common Shares (i.e., Common Shares acquired at the same cost in a single transaction) converted to cash in the transaction. If the Common Shares have been held for more than one year at the effective time of the transaction, the gain or loss will be long-term capital gain or loss subject (in the case of stockholders who are individuals) to tax at a maximum United States federal income tax rate of 15%, and will be short-term capital gain or loss if, at the effective time of the transaction, the Common Shares so converted to cash have been held for one year or less. The deductibility of a capital loss recognized on the exchange is subject to limitation.

The foregoing discussion of certain material United States federal income tax consequences is included for general information purposes only and is not intended to be, and should not be construed as, legal or tax advice to any Shareholder. Shareholders are urged to consult their own tax advisor to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the receipt of cash in exchange for Common Shares pursuant to the merger or upon the exercise of appraisal rights.

16. DEPOSITARY

The Offeror has engaged Valiant Trust Company to act as Depositary for the receipt of certificates in respect of Common Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary has also been engaged to make the payments for Common Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

17. DEALER MANAGER AND SOLICITING DEALER GROUP

Total Canada has engaged the services of TD Securities Inc. and TD Securities (USA) LLC as Dealer Managers to solicit acceptances of the Offer in Canada and the United States as permitted under applicable Securities Laws. The Dealer Managers will be reimbursed by Total Canada for their expenses related to the Offer. In addition, the Dealer Managers will be indemnified against certain liabilities, including liabilities under Securities Laws, in connection with the Offer.

The Dealer Manager has also undertaken to form a soliciting dealer group (the "**Soliciting Dealer Group**") comprised of members of the Investment Dealers Association of Canada and persons deemed appropriate by TD Securities (USA) LLC to solicit acceptances of the Offer. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a "**Soliciting Dealer**". Total Canada has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal a fee of $0.10 for each Common Share deposited and taken up by the Offeror under the Offer (other than Common Shares subject to the Lock-Up Agreements). The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder will be not less than $85 and not more than $1,500 provided that no solicitation fee will be payable in respect of the deposit of Shares by a beneficial Shareholder unless such beneficial Shareholder is depositing at least 600 Common Shares. Where Common Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. Total Canada may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to Total Canada at the time of deposit. No solicitation fee will be payable in respect of any Common Shares deposited pursuant to the Lock-Up Agreements. The cost of solicitation will be borne by the Offeror.

Except as set forth above, the Offeror will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Common Shares pursuant to the Offer. No fee or commission will be payable by Shareholders

who transmit their Common Shares directly to the Depositary or who make use of the facilities of a Soliciting Dealer to accept the Offer.

18. LEGAL MATTERS

Legal matters on behalf of the Offeror will be passed upon by Macleod Dixon LLP, Canadian counsel to the Offeror and by Sullivan & Cromwell LLP, U.S. counsel to the Offeror.

19. STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of such rights or consult with a lawyer.

20. EXPENSES OF THE OFFER

The Offeror estimates the total amount of the fees and expenses related to the Offer will be approximately $7 million, which will be accounted for as part of the purchase price for the Common Shares.

CONSENTS

TO: The Directors of Total E&P Canada Ltd.

We refer to the offer of Total E&P Canada Ltd. to acquire all of the common shares of Deer Creek Energy Limited dated August 5, 2005 (the "Offer").

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer.

Calgary, Alberta
August 5, 2005

(Signed) MACLEOD DIXON LLP

TO: The Directors of Total E&P Canada Ltd.

We refer to the offer of Total E&P Canada Ltd. to acquire all of the common shares of Deer Creek Energy Limited dated August 5, 2005 (the "Offer").

We hereby consent to the reference to our opinion contained under "United States Federal Income Tax Considerations" in the Circular accompanying the Offer.

New York, New York
August 5, 2005

(Signed) SULLIVAN & CROMWELL LLP

APPROVAL AND CERTIFICATE

The contents of the Offer and this Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the Board of Directors of the Offeror.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer within the meaning of the *Securities Act* (Quebec).

Dated: August 5, 2005

TOTAL E&P CANADA LTD.

(Signed) JEAN-LUC GUIZIOU
President

(Signed) YVES DE CLIPPELE
Vice President Finance and Administration

On behalf of the Board of Directors

(Signed) HUMBERT DE WENDEL
Director

(Signed) DANIEL ALLIROT
Director

Office of the Depositary is: **Valiant Trust Company**

By Mail, Hand or Courier

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1
Attention: Reorganization Department

Inquiries

Telephone: 1-866-313-1872
Fax: (403) 233-2847
E-Mail: StockTransfer@Valianttrust.com

The Dealer Manager for this Offer is:

In Canada

TD Securities Inc.
800 Home Oil Tower
324 – 8th Avenue S.W.
Calgary, Alberta
T2P 2Z2

Telephone: (403) 299-7917
Fax: (403) 292-2776

In the United States

TD Securities (USA) LLC
31 West 52nd Street
20th Floor
New York, NY, 10019

Telephone: (212) 827-7565
Fax: (212) 827-7245

Any questions and requests for assistance may be directed by holders of Shares to the Depositary or the Dealer Manager at their respective telephone numbers and locations set forth above.

File # 82-34856

REPORT OF RESULTS OF TAKE-OVER BID UNDER SECTION 147.10 OF THE *SECURITIES ACT* (QUEBEC)

1. **The Name and Address of the Offeree Company:**

Deer Creek Energy Limited
Suite 2600, 205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7

2. **The Name and Address of the Offeror:**

Total E&P Canada Ltd.
810, 202 - 6th Avenue S.W.
Calgary, Alberta T2P 2R9

3. **The Offer:**

On August 2, 2005, Total E&P Canada Ltd. ("Total Canada") entered into an acquisition agreement with Deer Creek Energy Limited ("Deer Creek") pursuant to which Total Canada agreed to make an offer (the "Offer") to acquire all of the outstanding common shares of Deer Creek (the "Common Shares") for $25.00 in cash per share.

The Offer was subsequently made to Deer Creek shareholders on August 5, 2005 and had an initial expiry time of 7:00 p.m. (Calgary time) on September 12, 2005.

On September 2, 2005, Total Canada varied the terms of the Offer by increasing the consideration payable from $25.00 in cash per share to $31.00 in cash per share and by extending the expiry time of the Offer to 1:00 a.m. (Calgary time) on September 13, 2005. The acquisition agreement between Total Canada and Deer Creek was also amended to give effect to the foregoing.

On September 13, 2005, Total Canada extended the expiry time of the Offer to 5:00 p.m. (Calgary time) on September 26, 2005. On September 26, 2005, Total Canada subsequently extended the expiry time of the Offer to 5:00 p.m. (Calgary time) on October 11, 2005. The Offer expired as of 5:00 p.m. (Calgary time) on October 11, 2005.

4. **The Result of the Offer:**

As of the expiry time of 5:00 p.m. (Calgary time) on October 11, 2005, Total Canada had taken up 44,404,733 Common Shares representing approximately 82.45% of the Common Shares (following the termination of all options and performance share units to acquire Common Shares).

Total Canada anticipates acquiring all of the remaining Common Shares not deposited under the Offer by way of a subsequent acquisition transaction to be proposed to Deer Creek at the same price as the offer price and which will comply with applicable securities legislation.

The aggregate cash purchase price for the Common Shares acquired by Total Canada as of the expiry time of the Offer was approximately $1.37 billion.

Dated at Calgary, Alberta the 14th day of October, 2005.

TOTAL E&P CANADA LTD.

By: (Signed) JEAN-LUC GUIZIOU
President

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

October 14, 2005

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Autorité des Marches Financiers *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
Prince Edward Island Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*

Dear Sirs,

Re: Deer Creek Energy Limited
CUSIP: 24380A 10 7
Special Meeting of Shareholders

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Deer Creek Energy Limited

Issuer:	Deer Creek Energy Limited
Meeting Type:	Special Meeting
CUSIP / ISIN:	24380A107/CA 24380A1075
Meeting Date:	December 12, 2005
Record Date of Notice:	November 10, 2005
Record Date of Voting:	November 10, 2005
Beneficial Ownership Determination Date:	November 10, 2005
Class of Securities Entitled to Receive Notice:	Common Shares
Class of Securities Entitled to Vote:	Common Shares
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Deer Creek Energy Limited.

Yours truly,

"Phil Menard"
Phil Menard
Director, Client Services

File # 82-34856

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Deer Creek Supports Increased Offer of $31.00 per Share

TSX: DCE

CALGARY, Sept.2 /CNW/ - Deer Creek Energy Limited ("Deer Creek" or the "Company") announced today that it has agreed to an amendment to its previously announced agreement with Total E&P Canada Ltd ("Total") pursuant to which Total made an all-cash offer (the "Offer") to acquire all of the issued and outstanding common shares of Deer Creek. The amendment, which was the result of the receipt by Deer Creek of a superior proposal to that originally received from Total, increases the consideration under the Offer to $31.00 per Share.

The Offer remains subject to the same conditions, including acceptance of the Offer by holders of at least 66•% of the outstanding common shares of Deer Creek calculated on a fully diluted basis, and receipt of all required regulatory approvals. Total has advised that it has received all necessary regulatory approvals in respect of the Offer.

The Board of Directors of Deer Creek has unanimously approved the Offer as amended, and has determined that the amended Offer is fair to holders of Deer Creek Shares and is in the best interests of Deer Creek and its shareholders and recommends that its shareholders accept the amended Offer. Goldman, Sachs & Co. and Peters & Co. Limited, acted as financial advisors for Deer Creek and have provided the Board of Directors of Deer Creek with their opinions that the consideration under the amended Offer is fair from a financial point of view to the holders of Deer Creek common shares.

Deer Creek is a publicly traded Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. The Company plans to develop the Joslyn Project by way of four phases of SAGD recovery and four phases of oil sands mining recovery, which is designed to produce more than 200,000 barrels of bitumen per day for more than 30 years. Deer Creek has an 84% working interest in and is operator of the Joslyn Project.

/For further information: please contact: Deer Creek Energy Limited, Mr. Glen C. Schmidt, President & CEO, or Mr. John S. Kowal, VP Finance & CFO, at (403) 264-3777, (403) 264-3700 (fax), E-mail: deercrk(at)deercreekenergy.com, Website: www.deercreekenergy.com/
(DCE.)

CO: Deer Creek Energy Limited

File # 82-34856

DEER CREEK
Energy Limited

Total Acquires 78% of Deer Creek shares

Calgary, Alberta, September 14, 2005

Deer Creek Energy Limited ('Deer Creek') announced today that Total E&P Canada Ltd. ("Total"), a wholly-owned subsidiary of Total S.A., has acquired approximately 78% of the issued and outstanding common shares of Deer Creek pursuant to its offer and take-over bid circular dated August 5, 2005 as amended by its notice of variation and extension dated September 2, 2005. The initial expiry time of the Offer was 1:00 a.m. on September 13, 2005.

By Notice of Extension, Total has extended its Offer to 5:00 pm (Calgary time) on September 26, 2005 to allow additional time for the Deer Creek shareholders who have not deposited their common shares to tender their shares to the Offer. The intention of Total is to acquire all of the remaining common shares of Deer Creek and to delist the common shares from the Toronto Stock Exchange.

In connection with take-up of the common shares, Glen Schmidt has resigned as a director and as President and CEO of Deer Creek, S. Barry Jackson has resigned as a director and the Chairman of the Board and Messrs. John Clarkson, Jonathan Farber, Ronald Hiebert, Gordon Kerr and Brian Lemke have resigned as directors. Jean-Luc Guiziou, Humbert de Wendel and Anita O'Brien have consented to act as directors of Deer Creek with Mr. Guiziou assuming the role of President and CEO.

Deer Creek is a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods.

For further information please contact:

Deer Creek Energy Limited
Mr. Jean-Luc Guiziou, President & CEO at (403) 571-7599 or Mr. John S. Kowal, VP Finance & CFO at (403) 264-3777, (403) 264-3700 (fax)
E-mail: deercrk@deercreekenergy.com
Website: www.deercreekenergy.com

Trading Symbol – TSX: DCE

File # 82-34856

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Total E&P Canada increases its ownership of Deer Creek over 82%

CALGARY, Sept. 27 /CNW/ - Deer Creek Energy Limited ("Deer Creek") announced today that Total E&P Canada Ltd. ("Total Canada"), a wholly-owned subsidiary of Total S.A., has increased its ownership in Deer Creek to approximately 82.4% of the issued and outstanding common shares of Deer Creek pursuant to the extension until September 26, 2005 at 5:00 p.m. (Calgary time) of its offer to acquire the common shares of Deer Creek at a price of $31.00 Canadian dollars per common share.

Total Canada has already taken up on September 13, 2005, and paid for, about 78% of the common shares. Total Canada has given instructions to the depositary to take up the additional common shares which have been deposited during the extension of the offer until September 26, 2005 and will pay for such shares in accordance with applicable securities law and the acquisition agreement between Total Canada and Deer Creek.

Total Canada is further extending its offer until 5:00 p.m. (Calgary time) on October 11, 2005 to allow additional time for the Deer Creek shareholders who have not yet deposited their common shares to tender them to the offer. Total Canada currently intends to acquire all of the remaining common shares not deposited under the offer pursuant to the compulsory acquisition procedures if available, or pursuant to a subsequent acquisition transaction.

Deer Creek is a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods.

Trading Symbol - TSX: DCE
%SEDAR: 00010187E

/For further information: Deer Creek Energy Limited, Mr. Jean-Luc Guiziou, President & CEO at (403) 571-7599 or Mr. John S. Kowal, VP Finance & CFO at (403) 264-3777, (403) 264-3700 (fax), E-mail: deercrk(at)deercreekenergy.com, Website: www.deercreekenergy.com/
(DCE.)

CO: Deer Creek Energy Limited

CNW 14:11e 27-SEP-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
The Offer of Total E&P Canada for Deer Creek Energy Limited has expired

CALGARY, Oct. 12 /CNW/ - Deer Creek Energy Limited ("Deer Creek") announces that the offer of Total E&P Canada Ltd. ("Total Canada"), a wholly-owned subsidiary of Total S.A., to acquire Deer Creek expired on October 11, 2005 at 5:00 pm (Calgary time). Under this offer, Total Canada has acquired approximately 82.4% of the common shares of Deer Creek at an offer price of $31.00 Canadian dollars per common share.

Total Canada has informed Deer Creek that it anticipates proposing to Deer Creek a subsequent acquisition transaction with the objective to acquire the remaining common shares not deposited under the offer at the same price as the offer price. Additional information regarding the subsequent acquisition transaction, as well as the date, time and place of the requisite meeting of Deer Creek shareholders will be provided in due course.

Deer Creek is a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods.

Trading Symbol - TSX: DCE
%SEDAR: 00010187E

/For further information: Deer Creek Energy Limited, Mr. Jean-Luc Guiziou, President & CEO at (403) 571-7599 or Mr. John S. Kowal, VP Finance & CFO at (403) 264-3777, (403) 264-3700 (fax), E-mail: deercrk(at)deercreekenergy.com, Website: www.deercreekenergy.com/
(DCE.)

CO: Deer Creek Energy Limited

CNW 08:30e 12-OCT-05

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you are advised to consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

September 2, 2005

TOTAL E&P CANADA LTD.

NOTICE OF VARIATION AND EXTENSION

of the

OFFER TO PURCHASE FOR CASH
all of the issued and outstanding Common Shares
of

DEER CREEK ENERGY LIMITED

FOR THE AMENDED PRICE OF
$31.00 CASH FOR EACH
COMMON SHARE

This is a notice of variation and extension (the "Notice") to the offer by Total E&P Canada Ltd. (the "Offeror") to purchase all of the issued and outstanding common shares in the capital of Deer Creek Energy Limited ("Deer Creek"), including the Common Shares which become outstanding upon exercise of Deer Creek Options, Deer Creek Performance Share Units and the Enermark Put Right, set forth in the offer to purchase dated August 5, 2005 and the accompanying take-over bid circular (the "Original Offer"). The Original Offer, as amended by this Notice, is herein referred to as the "Offer". Capitalized terms used herein but not defined in this Notice have the meanings set out in the Original Offer.

On September 2, 2005 the Offeror announced that it was varying the Original Offer by increasing the consideration payable to $31.00 cash for each Common Share and extending the Original Offer. The Offer has been extended to, and is now open for acceptance until, 1:00 a.m. (Calgary time) on September 13, 2005, unless withdrawn or extended. See "Recent Developments" herein.

The board of directors of Deer Creek, after consultation with its legal and financial advisors, and upon receipt of the opinions from each of Goldman, Sachs & Co. and Peters & Co. Limited, has unanimously approved the Offer, as amended, determined that the Offer, as amended, is fair to holders of Common Shares and is in the best interests of Deer Creek and the holders of Common Shares and unanimously recommends that holders of Common Shares ACCEPT the Offer, as amended.

Holders of Common Shares wishing to accept the Offer must properly complete and duly execute the Letter of Transmittal (which is printed on green paper) which accompanied the Original Offer or a facsimile thereof and deposit it, together with certificates representing their Common Shares and all other documents required by the Letter of Transmittal, at the office of Valiant Trust Company (the "Depositary") shown on the Letter of Transmittal and on the back page of this document, all in accordance with the transmittal instructions in the Letter of Transmittal.

Alternatively, a holder of Common Shares who wishes to deposit such Common Shares and whose certificates for such Common Shares are not immediately available may deposit certificates representing such Common Shares by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Original Offer, "Time of Acceptance" and "Manner of Acceptance", using the Notice of Guaranteed Delivery (which is printed on blue paper) which accompanied the Original Offer.

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary at its office shown in the Letter of Transmittal and the Notice of Guaranteed Delivery and on the back page of this document.

Persons whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares to the Offer.

The Dealer Manager for the Offer is:

In Canada	*In the United States*
TD Securities Inc.	**TD Securities (USA) LLC**

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT, THE ORIGINAL OFFER OR THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a Canadian company. The Offer is subject to Canadian disclosure requirements which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal or state securities laws, as the Offeror is located in Canada, and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. federal or state securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the disposition of Common Shares may have tax consequences both in the United States and in Canada.

You should be aware that the Offeror or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, subject to applicable Securities Laws.

CURRENCY AND EXCHANGE RATES

All dollar references in this Notice, the Original Offer and the Circular are in Canadian dollars, unless otherwise indicated. On September 1, 2005, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.8440.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Common Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Common Shares in such jurisdiction.

NOTICE OF VARIATION AND EXTENSION

TO: THE SHAREHOLDERS OF DEER CREEK ENERGY LIMITED

By this Notice, the Offeror is amending the Original Offer by increasing the consideration payable for each Common Share to $31.00 cash and extending the time during which the Offer is open for acceptance. Except as otherwise set forth in this Notice, the information, terms and conditions in the Original Offer continue to be applicable in all respects and this Notice should be read in conjunction therewith. In this Notice, all references to "the Offer" shall mean the Offer as amended in accordance with this Notice.

1. Increase in Price Offered for Common Shares

The Offeror has amended the Original Offer by increasing the consideration payable for each Common Share taken up under the Offer from $25.00 cash per Common Share to $31.00 cash per Common Share. All Shareholders who tender their Common Shares to the Offer will receive the increased price for their Common Shares taken up under the Offer, including those Shareholders who have already tendered Common Shares to the Offer. Shareholders who have already tendered to the Offer need do nothing further. The Offeror will pay the increased price to such Shareholders at the time of payment by the Offeror for Common Shares under the Offer.

2. Extension of the Offer

The Offeror has amended the Original Offer by extending the time during which the Offer is open for acceptance from 7:00 p.m. (Calgary time) on September 12, 2005 to 1:00 a.m. (Calgary time) on September 13, 2005. Accordingly, the definition of Expiry Date in the Offer has been amended to mean 1:00 a.m. (Calgary time) on September 13, 2005, unless the Offer is extended (pursuant to Section 5 of the Offer, "Extension and Variation of the Offer"), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires, and the definition of Initial Expiry Time in the Offer has been amended to mean 1:00 a.m. (Calgary time) on September 13, 2005.

3. Recent Developments

Competing Proposal and Right to Match

On August 31, 2005, Deer Creek notified Total Canada that Deer Creek had received a *bona fide* written Take-over Proposal which the board of directors of Deer Creek had determined was a Superior Take-over Proposal. In accordance with the Acquisition Agreement, for a period of 72 hours from the time that Deer Creek notified Total Canada of the fact that the board has determined a *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal, Total Canada has a right to match the consideration offered under the Superior Take-over Proposal.

On September 2, 2005, Total Canada notified the board of directors of Deer Creek that it was proposing to amend the Acquisition Agreement and the Original Offer by increasing the consideration payable for each Common Share taken up under the Offer from $25.00 cash per Common Share to $31.00 cash per Common Share.

Total Canada and Deer Creek have entered into an amending agreement in respect of the Acquisition Agreement and Total S.A. and Deer Creek have entered into an amending agreement in respect of the Support Agreement providing for the increase in consideration payable for each Common Share and extending the time during which the Offer is open for acceptance.

Except as provided by the amending agreements, the terms and conditions of the Acquisition Agreement and Support Agreement continue to remain in full force and effect. In addition, the Lock-up Agreements entered into between Total Canada and each of the Locked-up Securityholders remain in full force and effect.

Regulatory Approvals

The Offeror has received the Advance Ruling Certificate under the *Competition Act* (Canada) in respect of the Offer. The Offeror has also filed an application for review with the Investment Review Division of Industry

Canada pursuant to the *Investment Canada Act* (the "ICA"). The Offer is conditional upon receiving all requisite approvals under the ICA. See Section 4 of the Original Offer, "Conditions to the Offer".

4. Deposit and Take-up and Payment of Deposited Common Shares

Common Shares which have not already been deposited pursuant to the Offer may be deposited at the office of the Depositary shown in the Letter of Transmittal and on the last page of this document at or prior to 1:00 a.m. (Calgary time) on September 13, 2005.

The Offeror will take up and pay for Common Shares validly deposited under the Offer and not withdrawn as set forth in Section 6 of the Original Offer, "Take-up and Payment of Deposited Common Shares".

5. Withdrawal of Deposited Common Shares

Shareholders have the right to withdraw Common Shares deposited pursuant to the Offer under circumstances and in the manner described in Section 7 of the Original Offer, "Withdrawal of Deposited Common Shares".

6. Consequential Amendments to Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery

Consequential amendments in accordance with this Notice are deemed to be made where required to the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Without limiting the generality of the foregoing, such amendments include the amendment to the Letter of Transmittal and Notice of Guaranteed Delivery to refer to 1:00 a.m. (Calgary time) on September 13, 2005 as the Expiry Time. Except as varied hereby, all terms of the Original Offer remain in effect, unamended.

7. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Deer Creek Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Deer Creek Shareholders. However, such rights must be exercised within prescribed time limits. Deer Creek Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with their legal advisers.

APPROVAL AND CERTIFICATE

The contents of this Notice have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized, by the Board of Directors of the Offeror.

The Original Offer, as amended by this Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer within the meaning of the *Securities Act* (Quebec).

DATED: September 2, 2005

TOTAL E&P CANADA LTD.

(Signed) JEAN-LUC GUIZIOU
President

(Signed) YVES DE CLIPPELE
Vice President, Finance
and Administration

On behalf of the Board of Directors

(Signed) HUMBERT DE WENDEL
Director

(Signed) DANIEL ALLIROT
Director

Office of the Depositary is: **Valiant Trust Company**

By Mail, Hand or Courier

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1
Attention: Reorganization Department

Inquiries

Telephone: 1-866-313-1872
Fax: (403) 233-2847
E-Mail: StockTransfer@Valianttrust.com

The Dealer Manager for the Offer is:

In Canada

TD Securities Inc.
800 Home Oil Tower
324 – 8th Avenue S.W.
Calgary, Alberta
T2P 2Z2

Telephone: (403) 299-7917
Fax: (403) 292-2776

In the United States

TD Securities (USA) LLC
31 West 52nd Street
20th Floor
New York, NY, 10019

Telephone: (212) 827-7565
Fax: (212) 827-7245

Any questions and requests for assistance may be directed by holders of Shares to the Depositary or the Dealer Manager at their respective telephone numbers and locations set forth above.

File # 82-34856

This is an important document that requires your careful review and consideration. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to the President and Chief Executive Officer of Deer Creek Energy Limited at (403) 264-3777.

DEER CREEK
Energy Limited

Notice of Change to Directors' Circular

in respect of the Offer by

Total E&P Canada Ltd.

to purchase all of the common shares of

Deer Creek Energy Limited

The Board of Directors of Deer Creek Energy Limited ("Deer Creek"), after consultations with its legal and financial advisors and after receipt of the fairness opinions from each of Goldman, Sachs & Co. and Peters & Co. Limited, as updated, has unanimously APPROVED the Improved Offer made by Total E&P Canada Ltd., for all of the common shares of Deer Creek, has determined unanimously that the Improved Offer is fair to the Deer Creek shareholders and is in the best interests of Deer Creek and shareholders of Deer Creek and unanimously recommends that the Deer Creek shareholders ACCEPT the Improved Offer and TENDER their common shares to the Improved Offer.

This Notice of Change relates to the Directors Circular dated August 5, 2005 issued by the Board of Directors in connection with the Offer of Total E&P Canada Ltd. dated August 5, 2005. This Notice of Change should be read in conjunction with the Directors' Circular.

NOTICE TO U.S. SHAREHOLDERS

The tender offer referred to herein is made for the securities of a Canadian issuer and while the Improved Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Deer Creek is incorporated under the provincial laws of Alberta and is located in Calgary, Alberta, Canada, and that a majority of its officers and directors are Canadian residents and that all or a substantial portion of the assets of Deer Creek and said persons may be located outside of the United States.

September 6, 2005

DEFINITIONS

In this Notice of Change, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in this Notice of Change.

"Acquisition Agreement" means the pre-acquisition agreement among Total Canada and Deer Creek dated August 2, 2005;

"Board of Directors" means the board of directors of Deer Creek;

"Deer Creek" means Deer Creek Energy Limited, a corporation incorporated under the *Business Corporations Act* (Alberta);

"Deer Creek Shares" means the common shares of Deer Creek, as constituted on the date hereof including the common shares which become outstanding upon exercise of Deer Creek Options, Deer Creek PSUs and the EnerMark Put Right;

"Deer Creek Options" means outstanding options to acquire Deer Creek Shares pursuant to the Stock Option Plan, each of which represents the right to acquire, on payment of the exercise price, one Deer Creek Share;

"Deer Creek PSUs" means outstanding rights to acquire Deer Creek Shares pursuant to the PSU Plan, each of which represents the right to acquire, on payment of the exercise price, one Deer Creek Share;

"Directors' Circular" means the circular of the Board of Directors recommending acceptance of the Initial Offer dated August 5, 2005;

"EnerMark Put Right" means the right of EnerMark Inc., upon the satisfaction of certain conditions, to dispose of and assign all or part of its interest in the Joslyn Project to Deer Creek in exchange for Deer Creek Shares pursuant to the terms of the joint venture agreement between Deer Creek and EnerMark Inc. dated July 1, 2002;

"Extended Expiry Time" means 1:00 a.m. (Calgary time) on September 13, 2005;

"Improved Offer" means the Initial Offer as varied pursuant to the Total Notice to: (i) increase the price offered per Deer Creek Share from $25.00 to $31.00; and (ii) extend the Initial Expiry Time to the Extended Expiry Time;

"Initial Expiry Time" means 7:00 p.m. (Calgary time) on September 12, 2005;

"Initial Offer" means the initial offer by Total Canada to purchase all of the issued and outstanding Deer Creek Shares in accordance with the terms and conditions of the Acquisition Agreement;

"Joslyn Project" is a multi-phased oil sands development project, as contemplated and described in the public disclosure record of Deer Creek, to recover bitumen through SAGD and mining operations from lands in the regional district of Wood Buffalo, Alberta in which Deer Creek is the lessor under Alberta Crown Oil Sands Lease No. 7280060T24, Alberta Crown Oil Sands Lease No. 7404110452 and Alberta Crown Oil Sands Lease No. 7405070799;

"Lime Rock" means, collectively, Friends of Lime Rock LP, Riverside Investments, LLC and The Beacon Group Energy Investment Fund II, L.P.;

"Notice of Change" means this Notice of Change to Directors' Circular;

"Shareholder" means a holder of Deer Creek Shares;

"Superior Take-over Proposal" means any *bona fide* written Take-over Proposal which, in the opinion of Deer Creek's board of directors, acting reasonably and in good faith and after consultation with its legal and financial

advisors, is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal, including the ability of the proposing party to consummate the transactions contemplated by such Take-over Proposal and, if consummated, would be superior to the Initial Offer from a financial point of view to holders of Deer Creek Shares;

"**Support Agreement**" means the agreement dated August 2, 2005 between Total and Deer Creek in which Total has agreed to guarantee the performance of all of the obligations of Total Canada under the Acquisition Agreement;

"**Take-over Proposal**" means a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Deer Creek, or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Deer Creek whether by an arrangement, amalgamation, a merger, consolidation, joint venture, partnership or other business combination, by means of a sale of shares in the capital of Deer Creek, tender offer or exchange offer or similar transaction involving Deer Creek including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Deer Creek, or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Deer Creek (other than the transactions contemplated by the Acquisition Agreement);

"**Total**" means Total S.A, a corporation governed under the laws of France;

"**Total Canada**" means Total E&P Canada Ltd., a corporation incorporated under the laws of Canada and a wholly owned subsidiary of Total;

"**Total Canada Circular**" means the offer to purchase and circular of Total Canada dated August 5, 2005 setting forth the terms and conditions of the Offer; and

"**Total Notice**" means the Notice of Variation and Extension of Total Canada dated September 2, 2005.

Unless otherwise indicated herein, all dollar amounts set forth in this Notice of Change are in Canadian dollars.

NOTICE OF CHANGE

This Notice of Change amends and supplements the Directors' Circular. Reference is made to the Total Canada Circular and the Total Notice for details of the terms and conditions of the Improved Offer.

RECOMMENDATION OF THE BOARD OF DIRECTORS

After carefully considering the terms of the Acquisition Agreement, including the amendments described herein, the terms of the Improved Offer, the fairness opinion of Goldman, Sachs & Co. dated August 2, 2005 and the fairness opinion of Peters & Co. Limited dated August 2, 2005, each as updated verbally in relation to the Improved Offer, the advice of its financial and legal advisors and various additional matters, the Board of Directors has determined unanimously that the Improved Offer is fair to the Shareholders and is in the best interests of Deer Creek and the Shareholders and unanimously recommends that holders of Deer Creek Shares accept the Improved Offer and tender their Deer Creek Shares to the Improved Offer.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE IMPROVED OFFER AND TENDER THEIR DEER CREEK SHARES TO THE IMPROVED OFFER.

Holders of Deer Creek Shares should consider the Improved Offer carefully and come to their own conclusions as to acceptance or rejection of the Improved Offer. Holders of Deer Creek Shares who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

BACKGROUND AND REASONS FOR RECOMMENDATION

On August 2, 2005, the Board of Directors approved a transaction with Total Canada leading to the Initial Offer. The background to the Initial Offer is provided in the Directors' Circular.

On August 31, 2005, the Chairman of the Board and the President and Chief Executive Officer of Deer Creek received an unsolicited proposal from a third party to acquire all of the Deer Creek Shares for $31.00 per Deer Creek Share (the "Unsolicited Offer"). The Board of Directors, based in part on advice received from its financial and legal advisors, determined that the Unsolicited Offer was a Superior Take-over Proposal pursuant to the terms of the Acquisition Agreement. On August 31, 2005 Deer Creek provided Total Canada with notice of the Unsolicited Offer including a copy of the Unsolicited Offer.

The determination by the Board of Directors that the Unsolicited Offer represented a Superior Take-over Proposal triggered a right of Total Canada to make such adjustments to the Initial Offer as would enable Deer Creek to proceed with the Initial Offer rather than the Unsolicited Offer. On September 2, 2005 Total Canada notified the Board of Directors of Deer Creek that it was varying the terms of the Initial Offer by increasing the price offered per Deer Creek Share from $25.00 per Deer Creek Share to $31.00 per Deer Creek Share and extending the expiry time to 1:00 a.m. on September 13, 2005. In addition, on September 2, 2005 Total Canada mailed the Total Notice to Deer Creek Shareholders. Details of the Improved Offer can be found in the Total Notice.

Total Canada and Deer Creek have entered into an amending agreement in respect of the Acquisition Agreement and Total and Deer Creek have entered into an amending agreement in respect of the Support Agreement, providing for the increase to the price offered per Deer Creek Share from $25.00 to $31.00 and extending the Initial Expiry Time to the Extended Expiry Time. Except as provided by these amending agreements, the terms and conditions of the Acquisition Agreement and the Support Agreement continue to remain in full force and effect.

Each of Goldman, Sachs & Co. and Peters & Co. Limited delivered a written fairness opinion to the Board of Directors dated August 2, 2005, stating that as of the date of its opinion and subject to the assumptions and considerations set forth therein, the consideration to be received by the holders of Deer Creek Shares under the Initial Offer was fair, from a financial point of view, to Shareholders. In connection with the Improved Offer, on September 2, 2005, each of Goldman, Sachs & Co. and Peters & Co. Limited verbally confirmed to the Board of Directors its opinion that, subject to the assumptions and considerations set forth therein, the consideration to be received by the holders of Deer Creek Shares under the Improved Offer was fair, from a financial point of view, to Shareholders. Each of Goldman, Sachs & Co. and Peters & Co. Limited have delivered a written fairness opinion dated September 2, 2005 confirming their verbal opinions.

INTENTIONS OF DIRECTORS, SENIOR OFFICERS AND CERTAIN SHAREHOLDERS OF DEER CREEK WITH RESPECT TO THE IMPROVED OFFER

Each of the directors of Deer Creek has indicated that, at the date hereof, he intends to accept the Improved Offer, both with respect to Deer Creek Shares currently owned by him, directly or indirectly, and also with respect to any Deer Creek Shares that may be issued to him upon any exercise of Deer Creek Options and Deer Creek PSUs held by such persons. The directors of Deer Creek have also indicated that, to their knowledge, after reasonable inquiry, at the date hereof, the Deer Creek Shares held by their associates or under their control or direction will also be tendered to the Improved Offer, subject to any prior legal obligations.

Pursuant to an agreement between Lime Rock and Total Canada, Lime Rock agreed to deposit and not withdraw (subject to certain exceptions) all of the Deer Creek Shares it holds or exercises control or direction over, representing approximately 31.3% of all of the issued and outstanding Deer Creek Shares, to the Initial Offer. Similarly, all of the directors of Deer Creek have agreed to deposit and not withdraw (subject to certain exceptions) all of the Deer Creek Shares they hold or exercise control or direction over, to the Initial Offer. All of these agreements remain in full force and effect in respect of the Improved Offer.

Except for agreements to tender Deer Creek Shares to the Initial Offer executed by Shareholders holding, in aggregate, approximately 31.6% of the outstanding Deer Creek Shares (which include agreements to tender executed by directors of Deer Creek and Lime Rock), Deer Creek has no knowledge as to the intentions of any other Shareholder to accept or reject the Improved Offer.

MATERIAL CHANGES

Except as otherwise described herein, the directors and senior officers of Deer Creek are not aware of any information that indicates any material change in the affairs of Deer Creek since June 30, 2005, the date of the last published interim unaudited financial statements of Deer Creek.

OTHER INFORMATION

The directors and senior officers of Deer Creek are not aware of any other information not disclosed that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Improved Offer.

STATUTORY RIGHTS OF ACTION

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF NOTICE OF CHANGE

The contents of this Notice of Change have been approved, and the delivery hereof has been authorized, by the Board of Directors.

CONSENT OF GOLDMAN, SACHS & CO.

DATED: September 6, 2005

To: The Board of Directors of Deer Creek Energy Limited

Reference is made to our opinion letters, dated August 2, 2005 and September 2, 2005, with respect to the fairness from a financial point of view to the holders of the outstanding common shares (the "Shares") of Deer Creek Energy Limited (the "Company") of the CAD $25.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer (as defined in the opinion letter), pursuant to the Acquisition Agreement, dated as of August 2, 2005, between Total E&P Canada Ltd., a wholly owned subsidiary of Total S.A., and the Company, in the case of the opinion letter dated August 2, 2005, and CAD $31.00 per Share pursuant to such Acquisition Agreement as amended September 2, 2005, in the case of the opinion letter dated September 2, 2005.

Each of the foregoing opinion letters is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, offering document or directors' circular, or any other document, except in accordance with our prior written consent. We understand that the Company has determined to reference our opinions in the Notice of Change to Directors' Circular dated September 6, 2005 of Deer Creek Energy Limited.

In that regard, we hereby consent to the reference to our opinions under the captions "Recommendation of the Board of Directors" and "Background and Reasons for Recommendation" in the Notice of Change to Directors' Circular.

(signed) GOLDMAN, SACHS & CO.

CONSENT OF PETERS & CO. LIMITED

DATED: September 6, 2005

To: The Board of Directors of Deer Creek Energy Limited

We hereby consent to all references to our firm and to our opinions dated August 2, 2005 and September 2, 2005 in the Notice of Change to Directors' Circular dated September 6, 2005 of Deer Creek Energy Limited.

(signed) PETERS & CO. LIMITED

CERTIFICATE

DATED: September 6, 2005

The Directors' Circular, as amended by this Notice of Change, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Furthermore, the Directors' Circular, as amended by this Notice of Change, does not contain any misrepresentation likely to affect the value or market price of the securities subject to the Offer within the meaning of the *Securities Act* (Quebec).

On behalf of the Board of Directors

(signed) S. Barry Jackson Director	(signed) Brian K. Lemke Director

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you are advised to consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

September 13, 2005

TOTAL E&P CANADA LTD.

NOTICE OF EXTENSION

of the

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding Common Shares

of

DEER CREEK ENERGY LIMITED

FOR $31.00 CASH FOR EACH COMMON SHARE

This is a notice of extension (the "Notice") to the offer by Total E&P Canada Ltd. (the "Offeror") to purchase all of the issued and outstanding common shares in the capital of Deer Creek Energy Limited ("Deer Creek"), including the Common Shares which become outstanding upon exercise of Deer Creek Options, Deer Creek Performance Share Units and the Enermark Put Right, set forth in the offer to purchase dated August 5, 2005 and the accompanying take-over bid circular, as varied by the notice of variation and extension dated September 2, 2005 (the offer to purchase dated August 5, 2005 and the accompanying take-over bid circular, as varied by the notice of variation and extension dated September 2, 2005, are herein referred to as "Original Offer"). The Original Offer, as amended by this Notice, is herein referred to as the "Offer". Capitalized terms used herein but not defined in this Notice have the meanings set out in the Original Offer.

On September 13, 2005 the Offeror announced that it was extending the Original Offer and delivered notice to Valiant Trust Company (the "Depositary") in respect thereof. The Offer has been extended to, and is now open for acceptance until, 5:00 p.m. (Calgary time) on September 26, 2005 (the "Expiry Time") unless withdrawn or extended. **Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer.** Effective as of 1:00 a.m. (Calgary time) on September 13, 2005, the Offeror took up 42,041,174 Common Shares, representing approximately 78% of the outstanding Common Shares on a diluted basis after the termination of Deer Creek Options and Deer Creek Performance Share Units. The Offeror intends to acquire all of the Common Shares not acquired by the Expiry Time pursuant to a Compulsory Acquisition, if available, or pursuant to a Subsequent Acquisition Transaction.

The board of directors of Deer Creek, after consultation with its legal and financial advisors, and upon receipt of the opinions from each of Goldman, Sachs & Co. and Peters & Co. Limited, has unanimously approved the Offer, determined that the Offer, is fair to holders of Common Shares and is in the best interests of Deer Creek and the holders of Common Shares and unanimously recommends that holders of Common Shares ACCEPT the Offer.

Holders of Common Shares wishing to accept the Offer must properly complete and duly execute the Letter of Transmittal (which is printed on green paper) which accompanied the Original Offer or a facsimile thereof and deposit it, together with certificates representing their Common Shares and all other documents required by the Letter of Transmittal, at the office of the Depositary shown on the Letter of Transmittal and on the back page of this document, all in accordance with the transmittal instructions in the Letter of Transmittal.

Alternatively, a holder of Common Shares who wishes to deposit such Common Shares and whose certificates for such Common Shares are not immediately available may deposit certificates representing such Common Shares by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Original Offer, "Time of Acceptance" and "Manner of Acceptance", using the Notice of Guaranteed Delivery (which is printed on blue paper) which accompanied the Original Offer.

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary at its office shown in the Letter of Transmittal and the Notice of Guaranteed Delivery and on the back page of this document.

Persons whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares to the Offer.

The Dealer Manager for the Offer is:

In Canada	*In the United States*
TD Securities Inc.	**TD Securities (USA) LLC**

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT, THE ORIGINAL OFFER OR THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a Canadian company. The Offer is subject to Canadian disclosure requirements which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal or state securities laws, as the Offeror is located in Canada, and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. federal or state securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the disposition of Common Shares may have tax consequences both in the United States and in Canada.

You should be aware that the Offeror or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, subject to applicable Securities Laws.

CURRENCY AND EXCHANGE RATES

All dollar references in this Notice, the Original Offer and the Circular are in Canadian dollars, unless otherwise indicated. On September 12, 2005, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.8437.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Common Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Common Shares in such jurisdiction.

NOTICE OF EXTENSION

TO: THE SHAREHOLDERS OF DEER CREEK ENERGY LIMITED

By this Notice and by notice provided to the Depositary, the Offeror is amending the Original Offer by extending the time during which the Offer is open for acceptance. Except as otherwise set forth in this Notice, the information, terms and conditions in the Original Offer continue to be applicable in all respects and this Notice should be read in conjunction therewith. In this Notice, all references to "the Offer" shall mean the Original Offer as amended in accordance with this Notice.

1. Extension of the Offer

The Offeror has amended the Original Offer by extending the time during which the Offer is open for acceptance from 1:00 a.m. (Calgary time) on September 13, 2005 to 5:00 p.m. (Calgary time) on September 26, 2005. Accordingly, the definition of Expiry Date in the Offer has been amended to mean 5:00 p.m. (Calgary time) on September 26, 2005, unless the Offer is extended (pursuant to Section 5 of the Offer, "Extension and Variation of the Offer"), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires.

2. Recent Developments

On September 2, 2005, the Offeror received the approval from the Minister responsible for the *Investment Canada Act*. All of the conditions to the Offer have now been satisfied or waived and the Offeror has taken up the Common Shares deposited pursuant to the Offer in accordance with applicable securities legislation.

As of the Initial Expiry Time of 1:00 a.m. (Calgary time) on September 13, 2005, the Enermark Put Right had not been exercised. As a result, the Enermark Put Right has been terminated upon the change of control of Deer Creek in accordance with its terms.

Effective as of 1:00 a.m. (Calgary time) on September 13, 2005, the Offeror took up 42,041,174 Common Shares, representing approximately 78% of the outstanding Common Shares on a diluted basis after the termination of Deer Creek Options and Deer Creek Performance Share Units. The Offeror intends to acquire all of the Common Shares not acquired by the Expiry Time pursuant to a Compulsory Acquisition, if available, or pursuant to a Subsequent Acquisition Transaction.

3. Deposit and Take-up and Payment of Deposited Common Shares

Common Shares which have not already been deposited pursuant to the Offer may be deposited at the office of the Depositary shown in the Letter of Transmittal and on the last page of this document at or prior to 5:00 p.m. (Calgary time) on September 26, 2005.

The Offeror has taken up the Common Shares validly deposited under the Offer and not withdrawn as set forth in Section 6 of the Original Offer, "Take-up and Payment of Deposited Common Shares". The Offeror will pay for the Common Shares taken up as of the Initial Expiry Time as soon as possible, and in any event not later than three Business Days after taking up such Common Shares. Common Shares deposited in acceptance of the Offer following the Initial Expiry Time will be taken up and paid for in accordance with applicable securities legislation.

4. Withdrawal of Deposited Common Shares

Shareholders have the right to withdraw Common Shares deposited pursuant to the Offer under circumstances and in the manner described in Section 7 of the Original Offer, "Withdrawal of Deposited Common Shares".

5. Consequential Amendments to Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery

Consequential amendments in accordance with this Notice are deemed to be made where required to the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Without limiting the generality of the foregoing, such amendments include the amendment to the Letter of Transmittal and Notice of Guaranteed Delivery to refer to 5:00 p.m. (Calgary time) on September 26, 2005 as the Expiry Time. Except as varied hereby, all terms of the Original Offer remain in effect, unamended.

6. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Deer Creek Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Deer Creek Shareholders. However, such rights must be exercised within prescribed time limits. Deer Creek Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with their legal advisers.

APPROVAL AND CERTIFICATE

The contents of this Notice have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized, by the Board of Directors of the Offeror.

The Original Offer, as amended by this Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer within the meaning of the *Securities Act* (Quebec).

DATED: September 13, 2005

TOTAL E&P CANADA LTD.

(Signed) JEAN-LUC GUIZIOU
President

(Signed) YVES DE CLIPPELE
Vice President, Finance
and Administration

On behalf of the Board of Directors

(Signed) HUMBERT DE WENDEL
Director

(Signed) DANIEL ALLIROT
Director

Office of the Depositary is: **Valiant Trust Company**

By Mail, Hand or Courier

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1
Attention: Reorganization Department

Inquiries

Telephone: 1-866-313-1872
Fax: (403) 233-2847
E-Mail: StockTransfer@Valianttrust.com

The Dealer Manager for the Offer is:

In Canada

TD Securities Inc.
800 Home Oil Tower
324 – 8th Avenue S.W.
Calgary, Alberta
T2P 2Z2

Telephone: (403) 299-7917
Fax: (403) 292-2776

In the United States

TD Securities (USA) LLC
31 West 52nd Street
20th Floor
New York, NY, 10019

Telephone: (212) 827-7565
Fax: (212) 827-7245

Any questions and requests for assistance may be directed by holders of Shares to the Depositary or the Dealer Manager at their respective telephone numbers and locations set forth above.

File # 82-34856

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you are advised to consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

September 27, 2005

TOTAL E&P CANADA LTD.

NOTICE OF EXTENSION

of the

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding Common Shares

of

DEER CREEK ENERGY LIMITED

FOR $31.00 CASH FOR EACH COMMON SHARE

This is a notice of extension (the "Notice") to the offer by Total E&P Canada Ltd. (the "Offeror") to purchase all of the issued and outstanding common shares in the capital of Deer Creek Energy Limited ("Deer Creek") set forth in the offer to purchase dated August 5, 2005 and the accompanying take-over bid circular, as varied by the notice of variation and extension dated September 2, 2005 and the notice of extension dated September 13, 2005 (the offer to purchase dated August 5, 2005 and the accompanying take-over bid circular, as varied by the notice of variation and extension dated September 2, 2005 and the notice of extension dated September 13, 2005, are herein referred to as "Original Offer"). The Original Offer, as amended by this Notice, is herein referred to as the "Offer". Capitalized terms used herein but not defined in this Notice have the meanings set out in the Original Offer.

On September 27, 2005 the Offeror announced that it was extending the Original Offer and delivered notice to Valiant Trust Company (the "Depositary") in respect thereof. The Offer has been extended to, and is now open for acceptance until, 5:00 p.m. (Calgary time) on October 11, 2005 (the "Expiry Time") unless withdrawn or extended. **Shareholders who have validly deposited and not withdrawn their Common Shares need take no further action to accept the Offer.** As of 5:00 p.m. (Calgary time) on September 26, 2005, the Offeror had taken up an aggregate of 44,380,080 Common Shares, representing approximately 82.4% of the outstanding Common Shares on a diluted basis after the termination of Deer Creek Options and Deer Creek Performance Share Units. The Offeror currently intends to acquire all of the Common Shares not acquired by the Expiry Time pursuant to a Compulsory Acquisition, if available, or pursuant to a Subsequent Acquisition Transaction.

The board of directors of Deer Creek, after consultation with its legal and financial advisors, and upon receipt of the opinions from each of Goldman, Sachs & Co. and Peters & Co. Limited, has unanimously approved the Offer, determined that the Offer, is fair to holders of Common Shares and is in the best interests of Deer Creek and the holders of Common Shares and unanimously recommends that holders of Common Shares ACCEPT the Offer.

Holders of Common Shares wishing to accept the Offer must properly complete and duly execute the Letter of Transmittal (which is printed on green paper) which accompanied the Original Offer or a facsimile thereof and deposit it, together with certificates representing their Common Shares and all other documents required by the Letter of Transmittal, at the office of the Depositary shown on the Letter of Transmittal and on the back page of this document, all in accordance with the transmittal instructions in the Letter of Transmittal.

Alternatively, a holder of Common Shares who wishes to deposit such Common Shares and whose certificates for such Common Shares are not immediately available may deposit certificates representing such Common Shares by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Original Offer, "Time of Acceptance" and "Manner of Acceptance", using the Notice of Guaranteed Delivery (which is printed on blue paper) which accompanied the Original Offer.

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary at its office shown in the Letter of Transmittal and the Notice of Guaranteed Delivery and on the back page of this document.

Persons whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares to the Offer.

The Dealer Manager for the Offer is:

In Canada	*In the United States*
TD Securities Inc.	**TD Securities (USA) LLC**

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT, THE ORIGINAL OFFER OR THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a Canadian company. The Offer is subject to Canadian disclosure requirements which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal or state securities laws, as the Offeror is located in Canada, and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. federal or state securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the disposition of Common Shares may have tax consequences both in the United States and in Canada.

You should be aware that the Offeror or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, subject to applicable Securities Laws.

CURRENCY AND EXCHANGE RATES

All dollar references in this Notice, the Original Offer and the Circular are in Canadian dollars, unless otherwise indicated. On September 26, 2005, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.8542.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Common Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Common Shares in such jurisdiction.

NOTICE OF EXTENSION

TO: THE SHAREHOLDERS OF DEER CREEK ENERGY LIMITED

By this Notice and by notice provided to the Depositary, the Offeror is amending the Original Offer by extending the time during which the Offer is open for acceptance. Except as otherwise set forth in this Notice, the information, terms and conditions in the Original Offer continue to be applicable in all respects and this Notice should be read in conjunction therewith. In this Notice, all references to "the Offer" shall mean the Original Offer as amended in accordance with this Notice.

1. Extension of the Offer

The Offeror has amended the Original Offer by extending the time during which the Offer is open for acceptance from 5:00 a.m. (Calgary time) on September 26, 2005 to 5:00 p.m. (Calgary time) on October 11, 2005 (the "Expiry Time"). Accordingly, the definition of Expiry Date in the Offer has been amended to mean 5:00 p.m. (Calgary time) on, October 11, 2005, unless the Offer is extended (pursuant to Section 5 of the Offer, "Extension and Variation of the Offer"), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires.

2. Recent Developments

As of 5:00 p.m. (Calgary time) on September 26, 2005, the Offeror had taken up an aggregate of 44,380,080 Common Shares, representing approximately 82.4% of the outstanding Common Shares.

The Offeror currently intends to acquire all of the Common Shares not acquired by the Expiry Time pursuant to a Compulsory Acquisition, if available, or pursuant to a Subsequent Acquisition Transaction.

3. Deposit and Take-up and Payment of Deposited Common Shares

Common Shares which have not already been deposited pursuant to the Offer may be deposited at the office of the Depositary shown in the Letter of Transmittal and on the last page of this document at or prior to 5:00 p.m. (Calgary time) on October 11, 2005.

The Offeror has taken up the Common Shares validly deposited under the Offer and not withdrawn as set forth in Section 6 of the Original Offer, "Take-up and Payment of Deposited Common Shares". The Offeror has paid for the Common Shares taken up as of the Initial Expiry Time and will pay for the additional Common Shares taken up as of 5:00 p.m. (Calgary time) on September 26, 2005 as soon as possible and in any event within three Business Days in accordance with applicable securities legislation. Common Shares deposited in acceptance of the Offer following 5:00 p.m. (Calgary time) on September 26, 2005 will be taken up and paid for in accordance with applicable securities legislation. See Section 6 of the Original Offer, "Take-up and Payment of Deposited Common Shares".

4. Withdrawal of Deposited Common Shares

Shareholders have the right to withdraw Common Shares deposited pursuant to the Offer under circumstances and in the manner described in Section 7 of the Original Offer, "Withdrawal of Deposited Common Shares".

5. Consequential Amendments to Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery

Consequential amendments in accordance with this Notice are deemed to be made where required to the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Without limiting the generality of the foregoing, such amendments include the amendment to the Letter of Transmittal and Notice of Guaranteed Delivery to refer to 5:00 p.m. (Calgary time) on October 11, 2005 as the Expiry Time. Except as varied hereby, all terms of the Original Offer remain in effect, unamended.

6. Canadian and United States Federal Income Tax Considerations

A summary of the principal Canadian and United States federal income tax considerations generally applicable to a Shareholder who disposes of a Common Share pursuant to the Offer or pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction is set out in Section 14 of the Circular, "Canadian Federal Income Tax Considerations" and Section 15 of the Circular "United States Federal Income Tax Consequences". In addition, the tax consequences to a Shareholder of a Subsequent Acquisition Transaction will depend on the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same or materially different than the tax consequences for a Shareholder who disposes of its Common Shares under the Offer.

To the extent that a Compulsory Acquisition or a Subsequent Acquisition Transaction is proposed by the Offeror, Shareholders, including Non-Resident Shareholders, are urged to consult their own professional advisors to determine the consequences to them of the transaction.

7. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Deer Creek Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Deer Creek Shareholders. However, such rights must be exercised within prescribed time limits. Deer Creek Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with their legal advisers.

APPROVAL AND CERTIFICATE

The contents of this Notice have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized, by the Board of Directors of the Offeror.

The Original Offer, as amended by this Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer within the meaning of the *Securities Act* (Quebec).

DATED: September 27, 2005

TOTAL E&P CANADA LTD.

(Signed) JEAN-LUC GUIZIOU
President

(Signed) YVES DE CLIPPELE
Vice President, Finance
and Administration

On behalf of the Board of Directors

(Signed) HUMBERT DE WENDEL
Director

(Signed) DANIEL ALLIROT
Director

Office of the Depositary is: **Valiant Trust Company**

By Mail, Hand or Courier

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1
Attention: Reorganization Department

Inquiries

Telephone: 1-866-313-1872
Fax: (403) 233-2847
E-Mail: StockTransfer@Valianttrust.com

The Dealer Manager for the Offer is:

In Canada

TD Securities Inc.
800 Home Oil Tower
324 – 8th Avenue S.W.
Calgary, Alberta
T2P 2Z2

Telephone: (403) 299-7917
Fax: (403) 292-2776

In the United States

TD Securities (USA) LLC
31 West 52nd Street
20th Floor
New York, NY, 10019

Telephone: (212) 827-7565
Fax: (212) 827-7245

Any questions and requests for assistance may be directed by holders of Shares to the Depositary or the Dealer Manager at their respective telephone numbers and locations set forth above.

EARLY WARNING REPORT

Section 176 - *Securities Act* (Alberta)
And Similar Provisions of Other
Provincial Securities Legislation

1. The name and address of the offeror:

Total E&P Canada Ltd.
Suite 810, 202 - 6th Avenue S.W.
Calgary, Alberta T2P 2R9

2. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Effective 1:00 a.m. (Calgary time) on September 13, 2005, Total E&P Canada Ltd. (the "Offeror"), acquired ownership and control of 42,041,174 common shares (the "Deer Creek Shares") of Deer Creek Energy Limited ("Deer Creek"), representing approximately 78% of the issued and outstanding Deer Creek Shares (following the termination of all options to acquire Deer Creek Shares and termination of all Deer Creek Performance Share Units).

3. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

As a result of the transaction referred to in Item 2 above, the Offeror owns 42,041,174 Deer Creek Shares, representing approximately 78% of the issued and outstanding Deer Creek Shares (following the termination of all options to acquire Deer Creek Shares and termination of all Deer Creek Performance Share Units).

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which:

(a) the offeror, either alone or together with any joint actors, has ownership and control:

See Item 2.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

None.

(c) The offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

None.

5. The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The securities were acquired pursuant to the Offeror's offer dated August 5, 2005 and the accompanying take-over bid circular as varied by the notice of variation and extension dated September 2, 2005 to the holders of Deer Creek Shares to purchase all of the issued and outstanding Deer Creek Shares.

6. The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The acquisition of the Deer Creek Shares resulted from the offer by the Offeror dated August 5, 2005 and the accompanying take-over bid circular as varied by the notice of variation and extension dated September 2, 2005 to purchase all of the issued and outstanding Deer Creek Shares for cash consideration of $31.00 per share. The offer has been extended until 5:00 p.m. (Calgary time) on September 26, 2005. Deer Creek intends to acquire all outstanding Deer Creek Shares not tendered pursuant to rights of compulsory acquisition, if available, or pursuant to a subsequent acquisition transaction, with the result that Deer Creek will become a wholly-owned subsidiary of the Offeror.

7. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other person or company in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

On August 2, 2005, the Offeror entered into lock-up agreements with certain shareholders of Deer Creek pursuant to which the Offeror may be considered to have acquired ownership and control of 17,296,667 Deer Creek Shares representing, in aggregate, approximately 32% of the issued and outstanding Deer Creek Shares (on a diluted basis). In addition, the Offeror and Deer Creek have previously entered into a pre-acquisition agreement dated August 2, 2005, pursuant to which the Offeror agreed to make the offer to purchase all of the Deer Creek Shares.

8. The names of any joint actors in connection with the disclosure required herein:

Total S.A., the parent company of the Offeror.

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

Not applicable.

10. If applicable, a description of any change in any material fact set out in a previous report by the person or company under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

Not applicable.

Dated this 15th day of September, 2005.

TOTAL E&P CANADA LTD.

By: (Signed) *Jean-Luc Guiziou*
President

File # 82-34856

DEER CREEK ENERGY LIMITED
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Deer Creek Energy Limited
Suite 2600, 205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7

2. Date of Material Change:

September 13, 2005

3. News Release

A press release disclosing the material change was issued through Canada Newswire on September 13, 2005.

4. Summary of Material Change:

On September 13, 2005, Deer Creek Energy Limited ("Deer Creek") announced that Total E&P Canada Ltd. ("Total Canada"), a wholly-owned subsidiary of Total S.A., had acquired approximately 78% of the outstanding common shares (the "Common Shares") of Deer Creek pursuant to an offer (the "Offer") dated August 5, 2005 by Total Canada, as varied by a notice of variation and extension dated September 2, 2005, to acquire all of the Common Shares for $31.00 in cash for each Common Share. The initial expiry time of the Offer was 1:00 a.m. (Calgary time) on September 13, 2005.

Total Canada has taken up and paid for the Common Shares deposited as of the initial expiry time and has extended the Offer by a notice of extension dated September 13, 2005. The Offer is now open for acceptance until 5:00 p.m. (Calgary time) on September 26, 2005, unless further extended.

5. Full Description of Material Change

On September 13, 2005, Deer Creek announced that Total Canada had acquired approximately 78% of the outstanding Common Shares pursuant to the Offer to acquire all of the outstanding Common Shares for $31.00 in cash for each Common Share. The initial expiry time of the Offer was 1:00 a.m. (Calgary time) on September 13, 2005.

Total Canada has taken up and paid for the Common Shares deposited as of the initial expiry time and has extended the Offer by a notice of extension dated September 13, 2005. The Offer is now open for acceptance until 5:00 p.m. (Calgary time) on September 26, 2005, unless further extended.

All of the directors of Deer Creek have resigned and have been replaced with the nominees of Total S.A. In addition, Glen Schmidt, the President and Chief Executive Officer of Deer Creek, has resigned and has been replaced by Jean-Luc Guiziou, the President of Total Canada.

6. Reliance on subsection 7.1(2) or(3) of National Instrument 51-102:

Not Applicable

7. *Omitted Information:*

Not Applicable

8. Executive Officer:

For further information, please contact Jean-Luc Guiziou, the President and Chief Executive Officer of Deer Creek at (403) 571-7599.

9. Date of Report:

DATED at Calgary, Alberta the 15th day of September, 2005.

Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

CONSENT

TO: The Directors of Total E&P Canada Ltd.

We refer to the offer of Total E&P Canada Ltd. to acquire all of the common shares of Deer Creek Energy Limited dated August 5, 2005 (the "Offer").

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer.

Calgary, Alberta
August 5, 2005

(SIGNED) MACLEOD DIXON LLP

3700 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, Canada T2P 4H2
Telephone: (403) 267-8222 Fax: (403) 264-5973 Website: www.macleoddixon.com

File # 82-34856

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

CONSENT

The Directors of Total E&P Canada Ltd.

We refer to the offer of Total E&P Canada Ltd. to acquire all of the common shares of Deer Creek Energy Limited dated August 5, 2005 (the "Offer").

We hereby consent to the reference to our opinion contained under "United States Federal Income Tax Considerations" in the Circular accompanying the Offer.

Sincerely,
Sullivan & Cromwell LLP

New York, New York
August 5, 2005

File # 82-34856

This is an important document that requires your careful review and consideration. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to the President and Chief Executive Officer of Deer Creek Energy Limited at (403) 264-3777.

DEER CREEK Energy Limited

Directors' Circular

RECOMMENDING ACCEPTANCE

of the Offer by

Total E&P Canada Ltd.

to purchase all of the common shares of

Deer Creek Energy Limited

The Board of Directors of Deer Creek Energy Limited ("Deer Creek") has unanimously APPROVED the Offer made by Total E&P Canada Ltd., for all of the common shares of Deer Creek, has determined unanimously that the Offer is fair to the Deer Creek shareholders and is in the best interests of Deer Creek and shareholders of Deer Creek and unanimously recommends that the Deer Creek shareholders ACCEPT the Offer and TENDER their common shares to the Offer.

NOTICE TO U.S. SHAREHOLDERS

The tender offer referred to herein is made for the securities of a Canadian issuer and while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Deer Creek is incorporated under the provincial laws of Alberta and is located in Calgary, Alberta, Canada, and that a majority of its officers and directors are Canadian residents and that all or a substantial portion of the assets of Deer Creek and said persons may be located outside of the United States.

August 5, 2005

TABLE OF CONTENTS

Page

DEFINITIONS.......1
THE OFFER.......4
RECOMMENDATION OF THE BOARD OF DIRECTORS.......4
REASONS FOR RECOMMENDATION.......4
FAIRNESS OPINIONS.......6
BACKGROUND TO THE OFFER.......6
ACQUISITION AGREEMENT.......7
The Offer.......7
Approval by the Board of Directors.......7
Cease Negotiation.......7
No Solicitation.......8
Right to Match.......8
Waiver of Conditions.......9
Non-Completion Fee.......9
Reconstitution of Board of Directors.......9
Termination.......10
SUPPORT AGREEMENT.......10
LOCK-UP AGREEMENTS.......10
INTENTIONS OF DIRECTORS, SENIOR OFFICERS AND CERTAIN SHAREHOLDERS OF DEER CREEK WITH RESPECT TO THE OFFER.......11
OWNERSHIP OF SECURITIES OF DEER CREEK.......11
TRADING IN SECURITIES OF DEER CREEK.......12
Trading in Deer Creek Shares.......12
Issuances of Securities of Deer Creek.......13
ARRANGEMENTS BETWEEN DEER CREEK AND DIRECTORS AND SENIOR OFFICERS OF DEER CREEK.......14
Employment Agreements.......14
Stock Option Plan.......15
Performance Share Units.......15
Indemnities.......16
ARRANGEMENTS BETWEEN TOTAL CANADA, TOTAL AND DIRECTORS AND SENIOR OFFICERS OF DEER CREEK.......16
INTERESTS OF DIRECTORS AND SENIOR OFFICERS OF DEER CREEK IN MATERIAL CONTRACTS OF TOTAL CANADA OR TOTAL.......17
OWNERSHIP OF SECURITIES OF TOTAL CANADA OR TOTAL.......17
OTHER TRANSACTIONS.......17
MATERIAL CHANGES.......17
OTHER INFORMATION.......17
STATUTORY RIGHTS OF ACTION.......17
APPROVAL OF DIRECTORS' CIRCULAR.......18
CONSENT OF GOLDMAN, SACHS & CO.......19
CONSENT OF PETERS & CO. LIMITED.......19
CERTIFICATE.......20

SCHEDULE A – FAIRNESS OPINION OF GOLDMAN, SACHS & CO.
SCHEDULE B – FAIRNESS OPINION OF PETERS & CO. LIMITED

DEFINITIONS

In this Directors' Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in this Directors' Circular.

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended;

"**Acquisition Agreement**" means the pre-acquisition agreement among Total Canada and Deer Creek dated August 2, 2005;

"**Board of Directors**" means the board of directors of Deer Creek;

"**Deer Creek**" means Deer Creek Energy Limited, a corporation incorporated under the ABCA;

"**Deer Creek Shares**" means the common shares of Deer Creek, as constituted on the date hereof including the common shares which become outstanding upon exercise of Deer Creek Options, Deer Creek PSUs and the EnerMark Put Right;

"**Directors' Circular**" means this circular of the Board of Directors recommending acceptance of the Offer;

"**Deer Creek Options**" means outstanding options to acquire Deer Creek Shares pursuant to the Stock Option Plan, each of which represents the right to acquire, on payment of the exercise price, one Deer Creek Share;

"**Deer Creek PSUs**" means outstanding rights to acquire Deer Creek Shares pursuant to the PSU Plan, each of which represents the right to acquire, on payment of the exercise price, one Deer Creek Share;

"**EnerMark Put Right**" means the right of EnerMark Inc., upon the satisfaction of certain conditions, to dispose of and assign all or part of its interest in the Joslyn Project to Deer Creek in exchange for Deer Creek Shares pursuant to the terms of the joint venture agreement between Deer Creek and EnerMark Inc. dated July 1, 2002;

"**Expiry Date**" means September 12, 2005, unless the Offer is extended (pursuant to Section 5 of the Offer, "Variation or Extension of the Offer"), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

"**Expiry Time**" means the Initial Expiry Time, unless the Offer is extended (pursuant to Section 5 of the Offer, "Variation or Extension of the Offer"), in which case the Expiry Time shall mean the latest time on which the Offer as so extended expires;

"**Initial Expiry Time**" means 7:00 p.m. (Calgary time) on September 12, 2005;

"**Joslyn Project**" is a multi-phased oil sands development project, as contemplated and described in the public disclosure record of Deer Creek, to recover bitumen through SAGD and mining operations from lands in the regional district of Wood Buffalo, Alberta in which Deer Creek is the lessor under Alberta Crown Oil Sands Lease No. 7280060T24, Alberta Crown Oil Sands Lease No. 7404110452 and Alberta Crown Oil Sands Lease No. 7405070799;

"Lime Rock" means, collectively, Friends of Lime Rock LP, Riverside Investments, LLC and The Beacon Group Energy Investment Fund II, L.P.;

"Lock-up Agreements" means the lock-up agreements between Total Canada and each of the Locked-up Securityholders;

"Locked-up Securityholders" means, collectively, all of the directors of Deer Creek and Lime Rock, who have entered into Lock-up Agreements, and **"Locked-up Securityholder"** means any one of them;

"Minimum Condition" means 66⅔% of the outstanding Deer Creek Shares (calculated on a diluted basis);

"Minimum Required Shares" means that number of the outstanding Deer Creek Shares required pursuant to the Minimum Condition, unless Total Canada waives the Minimum Condition, in which case "Minimum Required Shares" means that number of outstanding Deer Creek Shares which Total Canada takes-up on the Take-up Date, provided that such number of Deer Creek Shares shall not in any circumstance be less than 50% of the issued and outstanding Deer Creek Shares on a diluted basis;

"Non-Completion Fee" means the fee in the amount of $40 million payable in certain circumstances by Deer Creek to Total Canada in accordance with the terms and conditions of the Acquisition Agreement;

"Offer" means the offer by Total Canada to purchase all of the issued and outstanding Deer Creek Shares in accordance with the terms and conditions of the Acquisition Agreement;

"Offer Price" means $25.00 per Deer Creek Share;

"PSU Plan" means the performance share unit plan of Deer Creek amended and restated as of March 11, 2005;

"Securities Laws" means the ABCA and any applicable Canadian provincial securities laws and any other applicable securities laws;

"Shareholder" means a holder of Deer Creek Shares;

"Stock Option Plan" means the stock option plan of Deer Creek amended and restated as of March 11, 2005;

"subsidiary" has the meaning ascribed thereto in the ABCA, as amended;

"Superior Take-over Proposal" means any *bona fide* written Take-over Proposal which, in the opinion of Deer Creek's board of directors, acting reasonably and in good faith and after consultation with its legal and financial advisors, is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal, including the ability of the proposing party to consummate the transactions contemplated by such Take-over Proposal and, if consummated, would be superior to the Offer from a financial point of view to holders of Deer Creek Shares;

"Support Agreement" means the agreement dated August 2, 2005 between Total and Deer Creek in which Total has agreed to guarantee the performance of all of the obligations of Total Canada under the Acquisition Agreement;

"Take-over Proposal" means a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Deer Creek, or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Deer Creek whether by an arrangement, amalgamation, a merger, consolidation, joint venture, partnership or other business combination, by means of a sale of shares in the capital of Deer Creek, tender offer or exchange offer or similar transaction involving Deer Creek including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Deer Creek, or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Deer Creek (other than the transactions contemplated by the Acquisition Agreement);

"Take-up Date" means the date that Total Canada first takes up and acquires Deer Creek Shares pursuant to the Offer;

"Total" means Total S.A, a corporation governed under the laws of France;

"Total Canada" means Total E&P Canada Ltd., a corporation incorporated under the laws of Canada and a subsidiary of Total;

"Total Canada Circular" means the offer to purchase and circular of Total Canada dated August 5, 2005 setting forth the terms and conditions of the Offer; and

"TSX" means the Toronto Stock Exchange.

Unless otherwise indicated herein, all dollar amounts set forth in this Directors' Circular are in Canadian dollars.

THE OFFER

This Directors' Circular is issued by the Board of Directors of Deer Creek in connection with the Offer by Total Canada to purchase all of the issued and outstanding Deer Creek Shares (including all Deer Creek Shares which may become outstanding after the date of the Offer on exercise of Deer Creek Options, Deer Creek PSUs and the EnerMark Put Right) at a price of $25.00 in cash for each Deer Creek Share, upon the terms and subject to the conditions set forth in the Total Canada Circular.

The Offer expires at 7:00 p.m. (Calgary time) on September 12, 2005 unless the Offer is withdrawn or extended.

Reference is made to the Total Canada Circular for details of the terms and conditions of the Offer.

The Offer was made pursuant to the terms of the Acquisition Agreement, the key terms of which are summarized below under "Acquisition Agreement".

RECOMMENDATION OF THE BOARD OF DIRECTORS

After carefully considering the terms of the Acquisition Agreement, the terms of the Offer, the fairness opinion of Goldman, Sachs & Co. dated August 2, 2005 (a complete copy of which is attached as Schedule A to this Directors' Circular), the fairness opinion of Peters & Co. Limited dated August 2, 2005 (a complete copy of which is attached as Schedule B to this Directors' Circular), the advice of its financial and legal advisors and various additional matters, the Board of Directors has determined unanimously that the Offer is fair to the Shareholders and is in the best interests of Deer Creek and the Shareholders and unanimously recommends that holders of Deer Creek Shares accept the Offer and tender their Deer Creek Shares to the Offer. See "Reasons for Recommendation".

Each of the directors of Deer Creek has entered into Lock-up Agreements pursuant to which they have agreed, among other things, to deposit their Deer Creek Shares under the Offer. See "Lock-up Agreements".

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR DEER CREEK SHARES TO THE OFFER.

Holders of Deer Creek Shares should consider the Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. Holders of Deer Creek Shares who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

REASONS FOR RECOMMENDATION

The Board of Directors has carefully considered the Offer and received the benefit of advice from its financial and legal advisors. In unanimously concluding that the Offer is fair to Shareholders and is in the best interests of Deer Creek and the Shareholders, the Board of Directors identified a number of relevant factors, including the following:

1. Premium Over Market Price

The Offer Price represents a premium of 39% over the closing price of the Deer Creek Shares of $18.00 on the TSX on July 29, 2005, the last trading day before Deer Creek and Total Canada announced

the Offer, and a premium of 45% over the weighted average closing price of the Deer Creek Shares on the TSX for the 20 trading days preceding the announcement of the Offer. On August 4, 2005 the closing price of the Deer Creek Shares on the TSX was $24.83 per share.

2. **Fairness Opinions**

Each of Goldman, Sachs & Co. and Peters & Co. Limited has delivered a written fairness opinion to the Board of Directors dated August 2, 2005, stating that as of the date of its opinion and subject to the assumptions and considerations set forth therein, the consideration to be received by the holders of Deer Creek Shares under the Offer is fair, from a financial point of view, to Shareholders. Copies of the fairness opinions are attached to this Directors' Circular as Schedule A and B, respectively. See "Fairness Opinions" below.

3. **Acceptance of Offer by Principal Shareholders**

Lime Rock, which owns or controls an aggregate of 15,976,528 Deer Creek Shares (approximately 31.3% of those outstanding), has agreed to deposit its Deer Creek Shares pursuant to the Offer.

4. **Superior Acquisition Proposal Permitted**

The terms of the Acquisition Agreement permit the Board of Directors to respond, in accordance with its fiduciary duties, to unsolicited superior *bona fide* proposals made prior to the successful completion of the Offer. In such circumstances, the Non-Completion Fee may be payable by Deer Creek to Total Canada. The ability of the Board of Directors to respond to any such superior proposal is subject to the conditions contained in the Acquisition Agreement. See "Acquisition Agreement" below.

5. **Reasonable Non-Completion Fee**

The Non-Completion Fee (representing 2.97% of the diluted equity value of Deer Creek at the Offer Price excluding the EnerMark Put Right) that may become payable by Deer Creek to Total Canada in certain circumstances described in the Acquisition Agreement and summarized below under "Acquisition Agreement — Non-Completion Fee" is relatively low in relation to the size of the proposed transaction and similar fees paid in comparable transactions.

6. **Liquidity**

The Offer represents an opportunity for Shareholders to dispose of all of their Deer Creek Shares for cash consideration of $25.00 per Deer Creek Share.

7. **Legal Advice**

The Board of Directors received legal advice that entering into the Acquisition Agreement was not inconsistent with its fiduciary obligations and does not preclude the Board of Directors from continuing to act in a manner consistent with such fiduciary obligations.

The foregoing discussion of the factors considered by the Board of Directors is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in its review and consideration of the Offer. Shareholders should consider the Offer carefully and make their own decision as to acceptance or rejection of the Offer.

FAIRNESS OPINIONS

The Board of Directors has received fairness opinions (the "Fairness Opinions") from each of Goldman, Sachs & Co., and Peters & Co. Limited, the financial advisors to Deer Creek, dated August 2, 2005, each stating that as of the date of its opinion and subject to the assumptions and considerations set forth therein, the consideration to be received by Shareholders under the Offer is fair, from a financial point of view, to Shareholders.

The full text of the Fairness Opinions of Goldman, Sachs & Co. and Peters & Co. Limited, each of which sets forth assumptions made, matters considered and qualifications and limitations on the review undertaken by them in connection with their respective Fairness Opinions, are attached as Schedule A and Schedule B, respectively. Shareholders are urged to read the Fairness Opinions in their entirety.

BACKGROUND TO THE OFFER

In the fall of 2004, Deer Creek determined to examine alternatives for enhancing the development of the Joslyn Project, including identifying prospective significant industry participants to enter into some form of a participation arrangement with respect of the Joslyn Project. Management identified a number of possible participation arrangements including working interest ownership, long-term supply and sales arrangements and the provision of significant bitumen processing infrastructure. Since that time Deer Creek has had discussions with eleven significant industry participants.

Total and Deer Creek first discussed possible opportunities relating to Total's participation in Deer Creek's Joslyn Project in late 2004. On February 28, 2005, the parties executed a confidentiality and standstill agreement, and Deer Creek provided confidential information to Total relating to Deer Creek and the Joslyn Project.

In April, 2005, Total presented an expression of interest to Deer Creek which contemplated participation in the Joslyn Project on the basis that Total would hold a majority working interest in and operate the project. Deer Creek considered, and the parties discussed, Total's proposal, however, they were not able to agree on mutually acceptable terms relating to such a participation arrangement.

In early June, 2005, Deer Creek held discussions with Goldman, Sachs & Co. in contemplation of retaining it for the purpose of assisting Deer Creek in further exploring participation arrangements. An Engagement letter was prepared with Goldman, Sachs & Co. and in early July, 2005 both Goldman, Sachs & Co. and Peters & Co. Limited were retained by Deer Creek.

In late June, 2005, Total once again approached Deer Creek to advance its interest in the Joslyn Project. On July 15, 2005 Total made a proposal to the Board of Directors of Deer Creek to acquire all of the Deer Creek Shares. Deer Creek's financial and legal advisors were directed to review and assess that proposal and on July 19, 2005 the Board of Directors of Deer Creek met to consider it. On July 20, 2005, the representatives of the Board of Directors of Deer Creek met with the President of Total Canada and advised him that Total's proposal was not sufficiently compelling to warrant departure from Deer Creek's business plan, which involved securing a participation arrangement with a significant industry participant.

In the days following receipt of Total's proposal, Deer Creek and its financial advisors contacted a number of the parties with whom Deer Creek had been having discussions in order to reaffirm their interest in a prospective participation arrangement and to invite them to consider a corporate transaction, as Deer Creek expected that Total would continue to advance its interest in Deer Creek. On July 27, 2005, Deer Creek received an expression of interest to form a joint venture from one of those parties which was subsequently determined to be unattractive.

In addition, representatives of the Board of Directors had a number of discussions with the President of Total Canada, most of them at his request, to discuss Total's continuing interest in Deer Creek. Total submitted a revised proposal to acquire all the Deer Creek Shares on July 31, 2005.

The Board of Directors met later that day and, with the assistance of its financial and legal advisors, considered the new proposal. Certain other third parties whom Deer Creek knew were engaged in considering a proposal were contacted to further assess their interest in a corporate acquisition of Deer Creek. One of those parties provided a verbal expression of interest in acquiring Deer Creek albeit at a value per share which was less than what was contemplated in Total's proposal.

On August 1, 2005, the Board of Directors met and approved in principle the business terms of Total's proposal, subject to receiving and reviewing the contractual terms that Total would require in connection with making an offer to the Shareholders. The Board of Directors directed management and its advisors to negotiate the definitive transaction documents providing for the proposed transaction. The parties and their advisors negotiated the definitive transaction documents beginning later on August 1, 2005 and continuing into the early morning of August 2, 2005.

Early in the morning on August 2, 2005, the Board of Directors met and approved the transaction, following which the parties finalized and executed the documentation and issued press releases announcing the transaction.

ACQUISITION AGREEMENT

The following summary of the Acquisition Agreement is qualified in its entirety by the text of the Acquisition Agreement.

The Offer

Total Canada and Deer Creek entered into the Acquisition Agreement pursuant to which Total Canada agreed to make the Offer. The Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 66⅔% of the Deer Creek Shares (calculated on a diluted basis) shall be tendered and not withdrawn under the Offer.

Approval by the Board of Directors

Pursuant to the Acquisition Agreement, Deer Creek consented to the Offer and confirmed to Total Canada that its Board of Directors had, after consultation with its legal and financial advisors, and upon receipt of the fairness opinions from each of Goldman, Sachs & Co. and Peters & Co. Limited, unanimously (i) approved the Offer; (ii) determined that the Offer is fair to Shareholders, and is in the best interests of Deer Creek and the Shareholders; and (iii) resolved to recommend acceptance of the Offer by Shareholders provided that Deer Creek may accept, approve or implement a Superior Take-over Proposal from a third party in the circumstances described below.

Cease Negotiation

Pursuant to the Acquisition Agreement, Deer Creek agreed with Total Canada that it would immediately cease and cause to be terminated all existing discussions, solicitations and negotiations with any parties (other than Total Canada or its affiliates) conducted or before the date of the Acquisition Agreement with respect to any actual or potential Take-over Proposal or any form of joint venture, farm-out or other partnering agreement with respect to the Joslyn Project. Further, Deer Creek agreed that it would not release any party from any confidentiality or standstill agreements or amend any of such

agreements and that it would exercise all rights to require the return of all information provided to any third parties who have had discussions or negotiations or have entered into confidentiality agreements with Deer Creek.

No Solicitation

Deer Creek also agreed in the Acquisition Agreement that it would not, nor authorize or permit any person acting on its behalf to solicit, initiate or encourage or engage in any discussions or negotiations or take any action in respect of, or which may be expected to lead to a Take-over Proposal. In addition, Deer Creek agreed that it would not provide or furnish to any party any information concerning Deer Creek and its business, properties and assets in respect of or which may reasonably be expected to lead to a Take-over Proposal or accept, recommend or enter into any agreement to implement any Take-over Proposal. Neither Deer Creek nor its representatives may provide or furnish any information to any party in respect of the foregoing unless Deer Creek shall have entered into a confidentiality and standstill agreement with such party containing customary terms. The foregoing does not prevent the Board of Directors from (i) engaging in discussions or negotiations with any party after the date of the Acquisition Agreement who (without any solicitation, initiation or encouragement, directly or indirectly, by Deer Creek or its representatives after the date of the Acquisition Agreement) seeks to initiate such discussions or negotiations, provide or furnish such third party with information concerning Deer Creek and its business, properties and assets and participate in or take any other action if such party has first made a *bona fide* written Take-over Proposal and the Board of Directors has determined that such Take-over Proposal is a Superior Take-over Proposal and further determines in good faith, after considering applicable law and receiving the advice of outside counsel that such action is required by the Board of Directors of Deer Creek to comply with fiduciary duties under applicable law; (ii) complying with applicable Securities Laws relating to the provision of directors' circulars, and making appropriate disclosure with respect to any such Take-over Proposal to Shareholders; and (iii) accepting, recommending, approving or implementing a Superior Take-over Proposal, but only if prior to such acceptance, recommendation, approval or implementation, the Board of Directors shall have concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Acquisition Agreement and the Offer which may be offered by Total Canada during the seventy-two (72) hour notice period set forth below and after receiving the advice of counsel, that such action is required by the Board of Directors to comply with fiduciary duties under applicable law.

Right to Match

Upon receipt of a Take-over Proposal, Deer Creek agrees to provide immediate notice thereof to Total Canada and shall provide Total Canada with a copy or written description of any such Take-over Proposal and any amendments thereto. Deer Creek agrees to notify Total Canada immediately if the Board of Directors determines that any *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal. For a period of 72 hours from the time that Deer Creek notifies Total Canada of the fact that the board has determined a *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal, the Board of Directors agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Take-over Proposal and not to release the party making the Superior Take-over Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such 72 hour period, Deer Creek shall and shall cause its respective financial and legal advisors to, negotiate in good faith with Total Canada to make such adjustments in the terms and conditions of the Acquisition Agreement and the Offer as would enable Total Canada to proceed with the Offer as amended rather than the Superior Take-over Proposal. In the event Total Canada proposes to amend the Acquisition Agreement and the Offer to provide that the Shareholders shall receive a value per Deer Creek Share equal to or having a value greater than the value

per Deer Creek Share provided in the Superior Take-over Proposal and so advises the Board of Directors prior to the expiry of such 72 hour period, the Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Take-over Proposal and shall not release the party making the Superior Take-over Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

Waiver of Conditions

Total Canada is permitted under the Acquisition Agreement to, in its sole discretion: (i) waive any term or condition of the Offer for its benefit provided that if Total Canada takes up and pays for any Deer Creek Shares, it shall acquire not less than the Minimum Required Shares; and (ii) vary any term or condition of the Offer, provided that Total Canada shall not without the prior written consent of Deer Creek, acting reasonably: (A) reduce the number of Deer Creek Shares for which the Offer is made; (B) decrease or change the form of the consideration to be paid for each Deer Creek Share; or (C) amend the Offer or modify the conditions to the Offer in a manner that in either case is adverse to the Shareholders provided that an extension of the Offer shall not constitute an amendment of the Offer or a modification of the conditions to the Offer that is, in either case, adverse to the Shareholders.

Non-Completion Fee

Deer Creek has agreed to pay to Total Canada a non-completion fee of $40 million within 24 hours after the first to occur of any of the following events (provided there is no material breach or non-performance by Total Canada of a material provision of the Acquisition Agreement in any respect):

(a) the Board of Directors shall or shall resolve to: (1) fail to make any of its recommendations, approvals, resolutions or determinations as contemplated in the Acquisition Agreement; or (2) withdraw, modify or change any of its recommendations, approvals, resolutions or determinations as contemplated in the Acquisition Agreement in a manner adverse to Total Canada; or (3) fail to publicly reaffirm its recommendation of the Offer within 10 days of the public announcement of another *bona fide* Take-over Proposal;

(b) the Board of Directors shall have recommended that Shareholders deposit their Deer Creek Shares under, vote in favour of, or otherwise accept, a Take-over Proposal or shall resolve to do so;

(c) Deer Creek shall have entered into any agreement with any person with respect to a Take-over Proposal prior to the Expiry Time of the Offer, excluding a confidentiality agreement entered into in compliance with the Acquisition Agreement; or

(d) a Take-over Proposal is publicly announced, proposed, offered or made to the Shareholders prior to the Expiry Time, and at the Expiry Time the Minimum Condition has not been satisfied and such Take-over Proposal (as originally proposed or amended) is completed within six months of the Expiry Time.

Reconstitution of Board of Directors

Deer Creek has agreed that within 24 hours following the acquisition by Total Canada of the Minimum Required Shares pursuant to the Offer, Deer Creek shall assist Total Canada to obtain the resignations of all Deer Creek directors to be effective when required by Total Canada and to use its best

efforts to cause the appointment of Total Canada nominees to fill the vacancies created without a shareholders' meeting.

Termination

The Acquisition Agreement may be terminated by written notice to the other party, at any time prior to the time that Total Canada first takes-up and pays for Deer Creek Shares,

(a) by mutual agreement of Total Canada and Deer Creek; or

(b) by Total Canada if the conditions to the Offer have not been satisfied or waived by Total Canada on or before the Expiry Time; or

(c) by either Total Canada or Deer Creek if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Acquisition Agreement shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction; or

(d) by either Total Canada or Deer Creek if any representation or warranty by the other party contained in the Acquisition Agreement shall have been determined by Total Canada or Deer Creek to be materially inaccurate (or, in the case of representations and warranties that are themselves qualified by a materiality limitation, determined to be inaccurate) or if either Total Canada or Deer Creek determines the other Party has breached or failed to comply with, in any material respect, any of its covenants or obligations contained in the Acquisition Agreement; or

(e) by either Total Canada or Deer Creek if the Non-Completion Fee described herein becomes payable (provided that for the purposes of a termination by Deer Creek, it must have first paid the Non-Completion Fee); or

(f) by Total Canada or Deer Creek if the Take-up Date has not occurred within 90 days following the Initial Expiry Time.

SUPPORT AGREEMENT

On August 2, 2005, Total and Deer Creek entered into a support agreement (the "Support Agreement") pursuant to which Total irrevocably guaranteed the due and punctual performance of all of Total Canada's obligations under the Acquisition Agreement, including the obligation of Total Canada to pay the aggregate purchase price for the Deer Creek Shares. Under the Support Agreement, Total also agreed to be liable to Deer Creek for all claims, liabilities, damages, costs, losses and expenses whatsoever which Deer Creek may suffer, pay or incur as a result of any breach by Total Canada of the terms of the Acquisition Agreement. Notwithstanding the foregoing, the maximum aggregate liability of Total under the Support Agreement shall not exceed $1,571,697,600.

LOCK-UP AGREEMENTS

Total Canada has entered into the Lock-up Agreements pursuant to which the Locked-up Securityholders have agreed to tender pursuant to the Offer and not withdraw, except in certain

circumstances, the Deer Creek Shares beneficially owned by them and all Deer Creek Shares they shall acquire before the Expiry Time pursuant to the exercise of Deer Creek Options and Deer Creek PSUs, representing an aggregate of 17,296,667 Deer Creek Shares (which includes Deer Creek Shares issuable upon exercise of "in-the-money" Deer Creek Options and Deer Creek PSUs held by the Locked-up Securityholders) or approximately 32% of the currently issued and outstanding Deer Creek Shares (calculated on a diluted basis).

The Lock-up Agreements will be terminated in the event that the Acquisition Agreement is terminated as described in paragraphs (a) to (f) under "Acquisition Agreement-Termination" above.

As of August 2, 2005, the directors of Deer Creek hold, in the aggregate, 147,316 Deer Creek Shares representing approximately 0.3% of the outstanding Deer Creek Shares.

INTENTIONS OF DIRECTORS, SENIOR OFFICERS AND CERTAIN SHAREHOLDERS OF DEER CREEK WITH RESPECT TO THE OFFER

Each of the directors of Deer Creek has indicated that, at the date hereof, he intends to accept the Offer, both with respect to Deer Creek Shares currently owned by him, directly or indirectly, and also with respect to any Deer Creek Shares that may be issued to him upon any exercise of Deer Creek Options and Deer Creek PSUs held by such persons as indicated below under "Ownership of Securities of Deer Creek". The directors of Deer Creek have also indicated that, to their knowledge, after reasonable inquiry, at the date hereof, the Deer Creek Shares held by their associates or under their control or direction (as indicated in the footnotes to the table under "Ownership of Securities of Deer Creek") will also be tendered to the Offer, subject to any prior legal obligations. Pursuant to an agreement between Lime Rock and Total Canada, Lime Rock agreed to deposit and not withdraw (subject to certain exceptions) all of the Deer Creek Shares it holds or exercises control or direction over, representing approximately 31.3% of all of the issued and outstanding Deer Creek Shares, to the Offer. See "Lock-up Agreements" above. Except for agreements to tender Deer Creek Shares to the Offer executed by Shareholders holding, in aggregate, approximately 31.6% of the outstanding Deer Creek Shares (which include agreements to tender executed by directors of Deer Creek and Lime Rock), Deer Creek has no knowledge as to the intentions of any other Shareholder to accept or reject the Offer.

OWNERSHIP OF SECURITIES OF DEER CREEK

The names of the directors and senior officers of Deer Creek and the number of securities, beneficially owned, directly or indirectly, or over which control or direction is exercised by them and, to their knowledge after reasonable inquiry, their respective associates, are as follows:

Name and Position	Number and Percentage of Deer Creek Shares[1]	Number of Deer Creek Options	Number of Deer Creek PSUs[1]
S. Barry Jackson Chairman of the Board of Directors	39,108 / 0.08%	202,000	20,699
Glen C. Schmidt President and Chief Executive Officer and a Director	58,800 / 0.12%	518,000	66,749
John G. Clarkson Director	16,000 / 0.03%	70,000	12,469

Name and Position	Number and Percentage of Deer Creek Shares[1]	Number of Deer Creek Options	Number of Deer Creek PSUs[1]
Jonathan C. Farber Director	Nil	61,250	11,192
Ronald J. Hiebert Director	4,000 / 0.01%	69,250	11,009
Gordon J. Kerr Director	Nil	12,250	5,186
Brian K. Lemke Director	29,408 / 0.06%	101,000	11,769
John S. Kowal Vice President, Finance and Chief Financial Officer	20,400 / 0.04%	184,000	16,097
Mark A. Montemurro Vice President, Thermal	Nil	193,000	18,375
Gary R. Purcell Vice President, Business Development	4,300 / 0.01%	182,000	13,019
Donald A. Riva Vice President, Mining	11,400 / 0.02%	221,000	21,932

Note:

(1) The information as to Deer Creek Shares, Deer Creek Options and Deer Creek PSUs beneficially owned, not being within the knowledge of Deer Creek, has been furnished by the respective directors and senior officers individually.

As of August 2, 2005, there were 50,961,809 Deer Creek Shares, 2,661,925 Deer Creek Options and 244,170 Deer Creek PSUs outstanding. The directors and senior officers of Deer Creek after reasonable inquiry, do not know of any person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Deer Creek Shares as at the date of this Directors' Circular other than as set out below. No securities of Deer Creek are owned, directly or indirectly, or controlled by any person acting jointly or in concert with Deer Creek.

Name and Municipality of Residence	Number of Deer Creek Shares Owned	Percentage of Deer Creek Shares
Lime Rock[1] New York, New York, USA	15,976,528	31.3%

Note:

(1) The Beacon Group Energy Investment Fund II L.P. ("Beacon") beneficially owns 15,320,401 Deer Creek Shares (which is comprised of 2,276,949 Deer Creek Shares directly and 13,043,452 Deer Creek Shares through Riverside Investments LLC, on behalf of Beacon) and Friends of Lime Rock LP beneficially owns 656,127 Deer Creek Shares.

TRADING IN SECURITIES OF DEER CREEK

Trading in Deer Creek Shares

Except as disclosed in the following tables none of Deer Creek, the directors and senior officers of Deer Creek nor, to the knowledge of the directors and senior officers of Deer Creek after reasonable inquiry, any of their respective associates, any person holding more than 10% of the Deer Creek Shares or any person acting jointly or in concert with Deer Creek has traded in any securities of Deer Creek during the six month period preceding the date of this Directors' Circular.

Name	Date of Trade	Type of Trade	Number of Deer Creek Shares	Price per Deer Creek Share ($)
Mark Montemurro	15-Mar-05	Exercise of Options and Sale of Shares	13,100	16.10
Mark Montemurro	15-Mar-05	Exercise of Options and Sale of Shares	900	16.40
Mark Montemurro	15-Mar-05	Exercise of Options and Sale of Shares	3,800	16.50
Mark Montemurro	16-Mar-05	Exercise of Options and Sale of Shares	12,200	16.30

Issuances of Securities of Deer Creek

Except as disclosed in the following table, no Deer Creek Shares or securities convertible into Deer Creek Shares have been issued to any of the directors or senior officers of Deer Creek during the two year period preceding the date of this Directors' Circular.

Name	Date of Transaction	Securities Issued	Number	Price per Security ($)
Barry Jackson	04-Nov-03	Purchase of Shares	10,000	10.00
	28-Jan-04	Purchase of Shares	12,000	8.75
	29-Jul-04	Purchase of Shares	5,300	9.50
	29-Nov-04	Purchase of Shares	4,400	11.25
	4-May-04	Exercise of Warrants	7,408	6.25
	25-Mar-04	Stock Option Grant	18,000	8.75
	11-Mar-05	Stock Option Grant	10,000	16.00
	1-Jan-04	PSU Grant	8,297	0.05
	11-Mar-05	PSU Grant	7,100	0.01
Brian Lemke	04-Nov-03	Purchase of Shares	10,000	10.00
	28-Jan-04	Purchase of Shares	12,000	8.75
	4-May-04	Exercise of Warrants	7,408	6.25
	25-Mar-04	Stock Option Grant	12,000	8.75
	11-Mar-05	Stock Option Grant	5,000	16.00
	1-Jan-04	PSU Grant	5,645	0.05
	11-Mar-05	PSU Grant	3,400	0.01
Ron Hiebert	25-Mar-04	Stock Option Grant	8,000	8.75
	11-Mar-05	Stock Option Grant	5,250	16.00
	1-Jan-04	PSU Grant	4,685	0.05
	11-Mar-05	PSU Grant	3,600	0.01
Jonathan Farber	25-Mar-04	Stock Option Grant	8,000	8.75
	11-Mar-05	Stock Option Grant	5,250	16.00
	1-Jan-04	PSU Grant	4,868	0.05
	11-Mar-05	PSU Grant	3,600	0.01
John Clarkson	29-Apr-04	Exercise of Warrants	16,000	6.25
	25-Mar-04	Stock Option Grant	12,000	8.75
	11-Mar-05	Stock Option Grant	6,000	16.00
	1-Jan-04	PSU Grant	5,645	0.05
	11-Mar-05	PSU Grant	4,100	0.01
Gord Kerr	25-Mar-04	Stock Option Grant	8,000	8.75
	11-Mar-05	Stock Option Grant	4,250	16.00
	1-Jan-04	PSU Grant	2,286	0.05
	11-Mar-05	PSU Grant	2,900	0.01
Glen Schmidt	28-Jan-04	Purchase of Shares	12,000	8.75
	29-Jul-04	Purchase of Shares	10,400	9.50
	29-Nov-04	Purchase of Shares	4,400	11.25
	25-Mar-04	Stock Option Grant	70,000	8.75
	11-Mar-05	Stock Option Grant	48,000	16.00

Name	Date of Transaction	Securities Issued	Number	Price per Security ($)
	1-Jan-04	PSU Grant	17,144	0.05
	11-Mar-05	PSU Grant	12,900	0.01
John Kowal	04-Nov-03	Purchase of Shares	10,000	10.00
	29-Jul-04	Purchase of Shares	10,400	9.50
	25-Mar-04	Stock Option Grant	39,000	8.75
	11-Mar-05	Stock Option Grant	25,000	16.00
	1-Jan-04	PSU Grant	5,829	0.05
	11-Mar-05	PSU Grant	7,400	0.01
Don Riva	28-Jan-04	Purchase of Shares	11,400	8.75
	25-Mar-04	Stock Option Grant	39,000	8.75
	11-Mar-05	Stock Option Grant	23,000	16.00
	1-Jan-04	PSU Grant	6,714	0.05
	11-Mar-05	PSU Grant	6,100	0.01
Mark Montemurro	15-Mar-05	Exercise of Options	17,800	4.65
	16-Mar-05	Exercise of Options	12,200	4.65
	25-Mar-04	Stock Option Grant	39,000	8.75
	11-Mar-05	Stock Option Grant	25,000	16.00
	1-Jan-04	PSU Grant	9,257	0.05
Gary Purcell	29-Jul-04	Purchase of Shares	2,600	9.50
	28-Nov-04	Purchase of Shares	1,700	11.25
	1-Oct-03	Stock Option Grant	120,000	4.65
	25-Mar-04	Stock Option Grant	39,000	8.75
	11-Mar-05	Stock Option Grant	23,000	16.00
	1-Oct-03	PSU Grant	1,076	0.05
	1-Jan-04	PSU Grant	5,143	0.05
	11-Mar-05	PSU Grant	6,800	0.01

Except as may occur through the exercise of Deer Creek Options or Deer Creek PSUs, none of the directors and senior officers of Deer Creek currently intend to acquire Deer Creek Shares during the period that the Offer is open nor do any of the directors and senior officers of Deer Creek know of any person, other than employees of Deer Creek who may exercise Deer Creek Options or Deer Creek PSUs, who currently intends to acquire Deer Creek Shares during the period that the Offer is open.

ARRANGEMENTS BETWEEN DEER CREEK AND DIRECTORS AND SENIOR OFFICERS OF DEER CREEK

There are no arrangements or agreements made or proposed to be made with Deer Creek and any of the directors or senior officers of Deer Creek pursuant to which a payment or other benefit is to be paid or given by way of compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful, except as described below.

Employment Agreements

Deer Creek has previously entered into employment contracts with each of Messrs. Schmidt, Kowal, Riva, Montemurro and Purcell (collectively, the "Officers"). The agreements provide for severance in the event of involuntary termination, and Mr. Schmidt's agreement also provides for severance in the event a change of control occurs.

The aggregate obligation of Deer Creek pursuant to the foregoing agreements in the circumstances of a change of control or involuntary termination is approximately $2.0 million. If the Offer is successful, a change of control will be considered to have occurred for the purposes of these employment agreements. Pursuant to the Acquisition Agreement, if the Offer is successful, Total Canada will honour all employment agreements, consulting agreements and severance agreements.

Stock Option Plan

At an annual and special meeting of Shareholders held on May 26, 2005, the Shareholders approved the Stock Option Plan. The purposes of the Plan is to advance the interests of Deer Creek by encouraging the directors, senior officers, employees of, or providers of services to, Deer Creek and its subsidiaries to acquire Deer Creek Shares, thereby: (i) increasing the proprietary interests of such persons in Deer Creek; (ii) aligning the interests of such persons with the interests of Deer Creek's Shareholders generally; (iii) encouraging such persons to remain associated with Deer Creek; and (iv) furnishing such persons with an additional incentive in their efforts on behalf of Deer Creek.

Officers, directors, employees and providers of services to Deer Creek are eligible to receive options under the Stock Option Plan, which is administered by the Board of Directors. The Stock Option Plan provides that the exercise price of options may not be less than the market price of the Deer Creek Shares at the time the option is granted as permitted by the rules of the TSX. The market price is the closing price of the Deer Creek Shares on the TSX on the first day preceding the date of grant on which at least one board lot of Deer Creek Shares is traded. The period over which any option may be exercised will be determined at the time of the granting of the option by the Board of Directors, although the Stock Option Plan prohibits such period from extending beyond seven years from the date of grant. Vesting is determined by the Board of Directors at the time options are granted. The aggregate number of shares issuable upon the exercise of options granted under the Stock Option Plan at any time shall not together with shares issuable under any other security based compensation arrangement of Deer Creek, be (i) greater than 10% of the issued and outstanding shares; (ii) in respect of insiders of Deer Creek, exceed 10% of the aggregate number of shares; (iii) in respect of any one person, within a 1 year period exceed 5% of the aggregate number of issued and outstanding shares; and (iv) in respect of directors of Deer Creek, not more than 2.0% of the issued and outstanding shares. If any option granted under the Stock Option Plan is exercised or expires or terminates without having been exercised, the number of shares to which such option relates shall be available for the purpose of the granting of options under the Stock Option Plan or any other security based compensation plan of Deer Creek.

The Stock Option Plan provides that any Deer Creek Option shall terminate ninety days after the date the optionee ceases to be an employee, director or officer of, or providers of services to, Deer Creek, provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have twelve months to exercise such Deer Creek Option.

The Acquisition Agreement provides that the Board of Directors, shall cause the vesting of all Deer Creek Options to accelerate prior to or concurrently with the completion of the Offer, such that all outstanding Deer Creek Options shall be fully vested prior to the Expiry Time of the Offer.

If all holders of outstanding Deer Creek Options exercise such Deer Creek Options and tender the Deer Creek Shares acquired thereto to the Offer for cash, then the aggregate net amount received by such holders will be approximately $46.9 million.

Performance Share Units

At an annual and special meeting of Shareholders of Deer Creek held on May 26, 2005, the Shareholders approved the PSU Plan. The purpose of the PSU Plan is to advance the interests of Deer Creek by encouraging the directors, officers, employees of, or providers of services to Deer Creek and its subsidiaries to acquire shares, thereby: (i) increasing the proprietary interests of such persons in Deer Creek; (ii) aligning the interests of such persons with the interests of Deer Creek's Shareholders generally; (iii) encouraging such persons to remain associated with Deer Creek; and (iv) furnishing such persons with an additional incentive in their efforts on behalf of Deer Creek. In addition, the objectives of the PSU

Plan is to conserve the cash reserves of Deer Creek by providing equity incentives to the participants that would otherwise be payable by Deer Creek in cash.

Officers, directors, employees and providers of services to Deer Creek are eligible to receive Deer Creek PSUs under the PSU Plan, which is administered by the Board of Directors. The PSU Plan provides that the exercise price of Deer Creek PSUs is to be $0.01 per Deer Creek PSU. The period over which any Deer Creek PSU may be exercised will be determined at the time of the granting of the Deer Creek PSU by the Board of Directors, although the PSU Plan prohibits such period from extending beyond seven years from the date of grant. Vesting is determined by the Board of Directors at the time the Deer Creek PSUs are granted. The aggregate number of shares issuable upon the exercise of Deer Creek PSUs granted under the PSU Plan at any time shall not together with shares issuable under any other security based compensation arrangement of Deer Creek, be (i) greater than 10% of the issued and outstanding shares; (ii) in respect of insiders of Deer Creek, exceed 10% of the aggregate number of shares; (iii) in respect of any one person, within a 1 year period exceed 5% of the aggregate number of issued and outstanding shares; and (iv) in respect of directors of Deer Creek, not more than 2% of the aggregate number of issued and outstanding shares. If any Deer Creek PSU granted under the PSU Plan is exercised or expires or terminates without having been exercised, the number of shares to which such Deer Creek PSU relates, shall be available for the purpose of the granting of Deer Creek PSUs under the PSU Plan or any other security based compensation plan of Deer Creek.

The PSU Plan provides that any Deer Creek PSUs shall terminate ninety days after the date the optionee ceases to be an employee, director or officer of, or providers of services to, Deer Creek, provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have twelve months to exercise such Deer Creek PSU.

The Acquisition Agreement provides that the Board of Directors, shall cause the vesting of all Deer Creek PSUs to accelerate prior to or concurrently with the completion of the Offer, such that all outstanding Deer Creek PSUs shall be fully vested prior to the Expiry Time of the Offer.

If all holders of outstanding Deer Creek PSUs exercise such Deer Creek PSUs and tender the Deer Creek Shares acquired thereto to the Offer for cash, then the aggregate net amount received by such holders will be approximately $6.1 million.

Indemnities

Pursuant to the provisions of the by-laws of Deer Creek and the ABCA, the directors and officers of Deer Creek will be indemnified by Deer Creek, to the fullest extent permitted by the ABCA, in respect of all costs and liabilities which each of them may incur as a result of his or her having acted as a director and/or officer of Deer Creek.

ARRANGEMENTS BETWEEN TOTAL CANADA, TOTAL AND DIRECTORS AND SENIOR OFFICERS OF DEER CREEK

None of the directors and senior officers of Deer Creek is a director or officer of Total Canada or Total.

Except as otherwise disclosed in this Directors' Circular, no contract, arrangement or agreement has been made or is proposed to be made between Total Canada, Total and any directors or senior officers of Deer Creek and no payment or other benefit is proposed to be made or given by Total Canada, Total to any directors or senior officers of Deer Creek by way of compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful. Except as disclosed below, to the

knowledge of the directors and senior officers of Deer Creek, after reasonable inquiry, no special contract, arrangement or understanding, formal or informal, has been made or is proposed to be made between Total Canada, Total and any Shareholder with respect to the Offer.

INTERESTS OF DIRECTORS AND SENIOR OFFICERS OF DEER CREEK IN MATERIAL CONTRACTS OF TOTAL CANADA OR TOTAL

Except as described under "Acquisition Agreement" and "Intentions of Directors, Senior Officers and Shareholders of Deer Creek with Respect to the Offer", no director or senior officer of Deer Creek or, to the knowledge of such directors or senior officers, after reasonable inquiry, their associates or any person holding more than 10% of the Deer Creek Shares has any interest in any material contract to which Total Canada or Total is a party.

OWNERSHIP OF SECURITIES OF TOTAL CANADA OR TOTAL

None of Deer Creek, the directors or senior officers of Deer Creek or, to the knowledge of the directors and officers of Deer Creek, after reasonable inquiry, any associates of the directors or senior officers of Deer Creek, any person holding more than 10% of the Deer Creek Shares or any person acting jointly and in concert with Deer Creek, owns or exercises control or direction over any securities of any class of Total Canada or Total and no such person or company has traded in any securities of Total Canada or Total in the six months preceding the date of this Directors' Circular.

OTHER TRANSACTIONS

Deer Creek is not undertaking and is not aware of any negotiation that is currently being undertaken in response to the Offer that relates to or would result in: (a) a merger or reorganization involving Deer Creek or its subsidiaries, or any other extraordinary transaction; (b) a purchase, sale or transfer of a material amount of assets by Deer Creek or its subsidiaries; (c) an issuer bid or tender offer for or other acquisition of securities by or of Deer Creek; or (d) any material change in the present capitalization or dividend policy of Deer Creek.

MATERIAL CHANGES

Except as otherwise described herein, the directors and senior officers of Deer Creek are not aware of any information that indicates any material change in the affairs of Deer Creek since June 30, 2005, the date of the last published interim unaudited financial statements of Deer Creek.

OTHER INFORMATION

The directors and senior officers of Deer Creek are not aware of any other information not disclosed that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

STATUTORY RIGHTS OF ACTION

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved, and the delivery hereof has been authorized, by the Board of Directors.

CONSENT OF GOLDMAN, SACHS & CO.

DATED: August 5, 2005

To: The Board of Directors of Deer Creek Energy Limited

Reference is made to our opinion letter, dated August 2, 2005, with respect to the fairness from a financial point of view to the holders of the outstanding common shares (the "Shares") of Deer Creek Energy Limited (the "Company") of the CAD $25.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer (as defined in the opinion letter), pursuant to the Acquisition Agreement, dated as of August 2, 2005, between Total E&P Canada Ltd., a wholly owned subsidiary of Total S.A., and the Company.

The foregoing opinion letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, offering document or directors' circular, or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the Directors' Circular dated August 5, 2005 of Deer Creek Energy Limited.

In that regard, we hereby consent to the reference to our opinion under the captions "Recommendation of the Board of Directors", "Reasons for Recommendation", "Fairness Opinions" and "Acquisition Agreement" and to the inclusion of the foregoing opinion in the above-mentioned Directors' Circular.

(signed) GOLDMAN, SACHS & CO.

CONSENT OF PETERS & CO. LIMITED

DATED: August 5, 2005

To: The Board of Directors of Deer Creek Energy Limited

We hereby consent to all references to our firm and to the inclusion of the text of our opinion dated August 2, 2005 in the Directors' Circular dated August 5, 2005 of Deer Creek Energy Limited.

(signed) PETERS & CO. LIMITED

CERTIFICATE

DATED: August 5, 2005

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Furthermore, the foregoing does not contain any misrepresentation likely to affect the value or market price of the securities subject to the Offer within the meaning of the *Securities Act* (Quebec).

On behalf of the Board of Directors

(Signed) S. Barry Jackson
Director

(Signed) Brian K. Lemke
Director

Goldman Sachs & Co. | 85 Broad Street | New York, New York 10004
Tel: 212-902-1000

Goldman Sachs

PERSONAL AND CONFIDENTIAL

August 2, 2005

Board of Directors
Deer Creek Energy Limited
2600, 205 – 5th Avenue SW
Calgary, AB T2P 2V7
Canada

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding common shares (the "Shares") of Deer Creek Energy Limited (the "Company") of the CAD $25.00 per Share in cash proposed to be received by holders of Shares in the Tender Offer (as defined below), pursuant to the Acquisition Agreement, dated as of August 2, 2005 (the "Agreement"), between Total E&P Canada Ltd. (the "Buyer"), a wholly owned subsidiary of Total S.A. ("Total"), and the Company. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which the Buyer will pay CAD $25.00 per Share in cash for each Share accepted.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the "Transaction"). We expect to receive fees for our services in connection with the Transaction, the principal portion of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have provided certain investment banking services to Total from time to time, including having acted as sole global coordinator and joint bookrunner with respect to a secondary offering of 15.265 million shares of Total's common stock in September 2004. We also may provide investment banking services to Total and the Company in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits

counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Total and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Total for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Support Agreement, dated as of August 2, 2005, between Total and the Company; annual reports to stockholders of the Company for the three years ended December 31, 2004; the Annual Information Form of the Company for the year ended December 31, 2004; certain unaudited interim reports to stockholders of the Company; certain publicly available upstream oil and gas company equity research reports, including the commodity price forecasts set forth in such reports; certain reports with respect to estimated bitumen reserves and resources of the Company prepared by Gilbert Laustsen Jung Associates Ltd. ("GLJ") and Norwest Corporation ("Norwest") (collectively, the "Appraisals"); certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by the management of the Company (the "Forecasts"). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oil and gas industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company and, except for the Appraisals referred to in the fourth paragraph of this opinion, we have not been furnished with any such evaluation or appraisal. With respect to the bitumen reserves and resources information, we are not experts in the evaluation of bitumen properties and, with your consent, have relied without independent verification solely upon certain reserve and resources information prepared by GLJ and Norwest and provided to us by the Company and certain internal reserve and resources information prepared and provided to us by the management of the Company.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our opinion is necessarily based on the economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the CAD $25.00 per Share in cash to be received by the holders of Shares in the Tender Offer pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(Signed) GOLDMAN, SACHS & CO.

SCHEDULE "B"

Peters & Co. Limited Opinion

PETERS & CO. LIMITED

3900 Bankers Hall West
888 Third Street S.W.
Calgary, Alberta T2P 5C5
Tel.: (403) 261-4850
www.petersco.com

August 2, 2005

Deer Creek Energy Limited
2600 Bow Valley Square II
205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Attention: The Board of Directors of Deer Creek Energy Limited

Dear Sirs:

Peters & Co. Limited ("Peters & Co.") understands that Total E&P Canada Ltd. ("Total") will make an offer to purchase all of the issued and outstanding common shares (the "Deer Creek Shares") of Deer Creek Energy Limited ("Deer Creek" or the "Company"), including all Deer Creek Shares which become outstanding on the exercise of Deer Creek options and Deer Creek performance share units (the "Total Offer") for Cdn. $25.00 cash for each Deer Creek Share (the "Consideration"). The Total Offer will be subject to a number of terms and conditions which must either be satisfied or waived including, among other things, there being validly deposited under the Total Offer and not withdrawn at least 66 2/3% of the outstanding Deer Creek Shares (calculated on a fully-diluted basis). The terms and conditions of the Total Offer are more fully described in the acquisition agreement (the "Acquisition Agreement") between Total and Deer Creek dated August 2, 2005.

We understand that, pursuant to lock-up agreements (the "Lock-up Agreements"), a certain major shareholder and the directors of Deer Creek and their associates, (collectively, the "Tendering Shareholders") who, after giving effect to the exercise of all stock options, would hold an aggregate of approximately 32.3% of the then outstanding Deer Creek Shares, have agreed that they intend to accept the Total Offer. Peters & Co. also understands that, subject to certain conditions set forth in the Lock-up Agreements, the Tendering Shareholders may withdraw such shares in certain circumstances.

The board of directors of Deer Creek (the "Board") engaged Peters & Co. as a co-advisor to provide financial advisory services to the Board including the preparation and delivery of its opinion ("Fairness Opinion") as to the fairness, from a financial point of view, of the Consideration to be received by the holders of Deer Creek Shares pursuant to the Total Offer.

Pursuant to the terms of our engagement, Peters & Co. has not been engaged to prepare a formal valuation of any of the assets or shares involved in the Total Offer and this Fairness Opinion should not be construed as such. However, Peters & Co. has performed financial analyses which it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion. Deer Creek has agreed to indemnify Peters & Co. in respect of certain liabilities which may be incurred by it in connection with the use by Deer Creek of this Fairness Opinion.

Fairness Opinion

Qualifications of Peters & Co.

Peters & Co. is an independent, fully-integrated investment dealer headquartered in Calgary, Alberta. The firm specializes in investments in the Canadian energy industry. Peters & Co. was founded in 1971 and is a member of The Toronto Stock Exchange, the TSX Venture Exchange, the Investment Dealers Association of Canada and the Canadian Investor Protection Fund. Peters & Co. Equities Inc., a wholly-owned subsidiary of Peters & Co., is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation in the United States.

Peters & Co. provides investment services to institutional investors and individual private clients; employs its own trading group; conducts specialized and comprehensive investment research on the oil and natural gas and oilfield services industries; and is an active underwriter for, and financial advisor to, companies active in the Canadian energy industry. Peters & Co. and its principals have participated in a significant number of transactions involving oil and natural gas companies and oilfield services companies in Canada and internationally and have acted as financial advisors in a significant number of transactions involving evaluations of, and opinions for, private and publicly-traded companies.

The opinion expressed herein is the opinion of Peters & Co. as a firm. The form and content of this Fairness Opinion has been reviewed and approved for release by certain senior partners of Peters & Co., all of whom are experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Relationship of Peters & Co. with Interested Parties

Neither Peters & Co. nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Deer Creek. Neither Peters & Co. nor any of its affiliates is acting as an advisor to Deer Creek in connection with any matter, other than acting as a financial advisor to Deer Creek as described above. Peters & Co., however, acted as the lead underwriter to Deer Creek in connection with an offering, by way of a short form prospectus, of Deer Creek common shares in June 2005 and has acted as an underwriter or an agent in other issues of securities of Deer Creek including, but not limited to, its issuance of flow-through common shares in December 2004 and its initial public offering in July 2004.

Peters & Co. acts as a trader and dealer, both as principal and as agent, in all major Canadian financial markets and as such has had, or may have, positions in the securities of Deer Creek from time to time and has executed, or may execute, transactions in the securities of Deer Creek for which it receives compensation. In addition, as an investment dealer, Peters & Co. conducts research on securities and may, in the ordinary course of its business, be expected to provide investment advice to its clients on investment matters, including the Deer Creek Shares and the Total Offer. There are no understandings or agreements between Peters & Co. and Deer Creek with respect to any future business dealings.

Scope of Review

In connection with rendering our Fairness Opinion, we have reviewed and relied upon, among other things, the following:

(i) the Acquisition Agreement;

(ii) the Support Agreement between Total S.A. and Deer Creek dated August 2, 2005;

(iii) the Lock-Up Agreements;

(iv) the debenture dated December 1, 1999 granted by Deer Creek in favour of Talisman Energy Inc.;

(v) the agreement between Deer Creek and EnerMark Inc. dated July 1, 2002;

(vi) the Deer Creek final initial public offering long form prospectus dated July 21, 2004;

(vii) the Deer Creek final short form prospectus dated June 23, 2005;

(viii) the Annual Report to Shareholders and Management Proxy Circular of Deer Creek for the year ended December 31, 2004;

(ix) the Annual Information Form of Deer Creek dated March 18, 2005, for the year ended December 31, 2004;

(x) the interim financial statements of Deer Creek for the three month period ended March 31, 2005;

(xi) the reserves report prepared by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent oil and natural gas reservoir engineering consultants, effective December 31, 2004, setting out its evaluation of certain oil and natural gas properties of Deer Creek utilizing the GLJ price forecast as at January 1, 2005;

(xii) certain internal information of Deer Creek, including financial and operational projections provided by Deer Creek's senior management;

(xiii) information obtained in various discussions with senior management of Deer Creek with respect to, among other things, the business, financial position, operations, key assets and future potential of Deer Creek, including its views as to the outlook for Deer Creek, given the current commodity price environment, and as to its undeveloped resources and its future development projects; and

(xiv) certain other confidential financial, operational, legal, corporate and other information prepared or provided by Deer Creek management.

In addition to the information detailed above, we have:

(i) reviewed certain publicly-available information pertaining to current and expected future oil and natural gas prices and other economic factors;

(ii) discussed certain matters with Deer Creek's legal advisors;

(iii) reviewed and considered other transactions of a comparable nature;

(iv) had discussions with parties that had expressed an interest in acquiring or creating a joint venture, partnership or marketing agreement with Deer Creek;

(v) reviewed publicly-available information concerning the trading of, and the trading market for, the Deer Creek Shares, as well as the common shares of certain other Canadian public oil sands companies that Peters & Co. believes to be reasonably comparable to Deer Creek;

(vi) reviewed the operating and financial performance and business characteristics of Deer Creek relative to the performance and characteristics of other Canadian public oil sands companies;

(vii) received representations contained in a certificate addressed to us, dated as of the date hereof, from certain senior officers of Deer Creek as to the completeness and accuracy of the information upon which this Fairness Opinion is based; and

(viii) reviewed other financial, securities market and industry information and carried out such other analyses and investigations as Peters & Co. considered necessary and appropriate in the circumstances.

Peters & Co. was granted full and unrestricted access by Deer Creek to its senior management group, the Board and legal advisors and was, to the best of our knowledge, provided with all material information.

Assumptions and Limitations

This Fairness Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Deer Creek as reflected in the information and documents reviewed by us and as represented to us in our discussions with the management of Deer Creek. In our analyses, numerous assumptions were made with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of any party involved.

Peters & Co. has assumed and relied upon the accuracy, completeness and fair presentation of all of the financial and other information, data, advice, other materials, representations and opinions (the "Information") obtained by it from public sources or received from Deer Creek and its consultants or advisors or otherwise pursuant to our engagement, and this Fairness Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of our professional judgment, and except as expressly described herein, Peters & Co. has not attempted to verify independently the accuracy or completeness of any such Information.

The Total Offer is subject to a number of conditions outside the control of Deer Creek and we have assumed all conditions precedent to the completion of the Total Offer can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions with respect to the Total Offer will be satisfied or waived or that the Total Offer will be implemented within the time frame indicated in the Acquisition Agreement. This Fairness Opinion does not constitute a recommendation as to whether any holder of Deer Creek Shares should tender Deer Creek Shares to the Total Offer.

Certain senior officers of Deer Creek represented to us, in a certificate delivered as at the date hereof, among other things, that the Information provided to us on behalf of Deer Creek is complete and correct at the date the Information was provided, and that since the date of the provision of the Information, there has been no material change, financial or otherwise, in the position of Deer Creek its assets, liabilities (contingent or otherwise), business or operations and there has been no change of any material facts which is of a nature so as to render the Information untrue or misleading in any material respect. With respect to any financial forecasts and projections provided to Peters & Co. and used in our analyses, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the senior management of Deer Creek as to the matters covered thereby, and in rendering our Fairness Opinion we express no view as to the reasonableness of such forecasts or projections or the assumptions on which they are based.

Fairness Opinion

Fairness Opinion and Reliance

Based upon our analysis and subject to all of the foregoing, Peters & Co. is of the opinion that, as of the date hereof, the Consideration to be received by the holders of Deer Creek Shares pursuant to the Total Offer is fair, from a financial point of view, to the holders of Deer Creek Shares.

This Fairness Opinion may be relied upon by the Board for the purposes of considering the Total Offer and its recommendation to the shareholders of Deer Creek with respect to the Total Offer, and, except for its inclusion in the directors' circular with respect to the Total Offer, may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person, or for any other purpose, without our express prior written consent.

Yours truly,

signed *"Peters & Co. Limited"*

PETERS & CO. LIMITED

The instructions accompanying the Letter of Transmittal should be read carefully before completion. The Depositary, Dealer Manager (see the back page of this document for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

**To accompany certificates
for
common shares
of**

DEER CREEK ENERGY LIMITED

**To be deposited pursuant to the Offer dated August 5, 2005
of**

TOTAL E&P CANADA LTD.

This letter of transmittal (the "**Letter of Transmittal**"), properly completed and duly executed, together with all other required documents, must accompany certificates for the common shares (the "**Common Shares**") of Deer Creek Energy Limited ("**Deer Creek**") deposited pursuant to the offer (the "**Offer**") dated August 5, 2005 made by Total E&P Canada Ltd. (the "**Offeror**") to purchase the Common Shares. **The Offer will be open for acceptance until 7:00 p.m. (Calgary time), on September 12, 2005 unless the Offer is extended or withdrawn.** Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time may deposit such Common Shares according to the Procedures for Guaranteed Delivery set forth in Section 3 of the Offer. The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer have the respective meanings set out in the Offer.

Please carefully read the instructions set out below before completing this Letter of Transmittal.

TO: TOTAL E&P CANADA LTD.

AND TO: VALIANT TRUST COMPANY, as Depositary

The undersigned delivers to you the enclosed certificate(s) for Common Shares, details of which are as follows:

(see Item 1, 6 and 7 of the Instructions)

Certificate Number	Name in which Registered	Number of Common Shares Deposited (see Item 6 of the Instructions for Partial Tenders)
	TOTAL:	

(Attach list in the above form, if necessary)

The undersigned:

(a) acknowledges receipt of the Offer and accompanying Circular;

(b) delivers to you the enclosed certificate(s) representing Common Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Common Shares represented by such certificates (the "**Purchased Securities**") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities, including any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after August 2, 2005, effective on and after the date the Offeror takes up and pays for the Purchased Securities (the "**Effective Date**");

(c) represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and that when the Purchased Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, charges, encumbrances, claims and equities;

(d) represents and warrants that the undersigned owns the Purchased Securities being deposited within the meaning of applicable securities laws;

(e) represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws;

(f) represents and warrants that the jurisdiction of residence of the undersigned is as specified below;

(g) directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities: (a) to issue or cause to be issued a cheque to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such cheque by first class insured mail, postage prepaid, to the address, or to hold the same for pickup, as indicated below; and (b) to return any certificates for Common Shares not purchased under the Offer to the address indicated below in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Deer Creek);

(h) irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them and any other persons designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer, and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests, declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after August 2, 2005, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(i) to register or record, transfer and enter the transfer of Purchased Securities on the appropriate register of Shareholders maintained by Deer Creek; and

(ii) to exercise any and all rights of the undersigned, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise) of holders of Common Shares (or adjournment thereof), and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities, any and all cheques or other instruments, respecting any distribution payable to or to the order of such registered holder in respect of the Purchased Securities;

and as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(i) agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Deer Creek and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(j) if Deer Creek should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Common Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Deer Creek of such Common Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and the Offeror may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

(k) covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror;

(l) acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all

obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

(m) by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

FORM OF PAYMENT

Under the Offer, the undersigned hereby agrees to receive for the Purchased Securities Cdn. $25.00 cash for each deposited Common Share payable by cheque made payable as per the instructions of the Deer Creek Shareholder in this letter.

BLOCK A

ISSUE CHEQUE IN THE NAME OF (please print or type):

____
(Name)

____

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal/Zip Code)

____
(Telephone - Business Hours)

____
(Social Insurance or Social Security No.)

U.S. residents/citizens must provide their Taxpayer Identification Number __________________

BLOCK B

SEND CHEQUE (UNLESS BLOCK C IS CHECKED) TO (please print or type):

☐ Same address as Box A or to:

____
(Name)

____

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal/Zip Code)

BLOCK C

☐ HOLD CHEQUE FOR PICKUP AT THE PRINCIPAL OFFICE OF THE DEPOSITARY IN CALGARY, ALBERTA

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

__________________	__________________	__________________
(Firm)	(Registered Representative)	(Telephone Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED **☐ CHECK HERE IF DISKETTE TO FOLLOW**

BLOCK D

DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(see Item 2 of the Instructions)

☐ CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE CALGARY, ALBERTA OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

BLOCK E

IF THE OFFEROR DOES NOT TAKE UP AND PAY UNDER THE OFFER, PLEASE RETURN CERTIFICATE(S) FOR COMMON SHARES TO:
(please print or type)

☐ same address as Block A or:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

IN THE CASE OF A PARTIAL TENDER (SEE INSTRUCTION 6) NEW CERTIFICATE(S) FOR COMMON SHARES ARE TO BE ISSUED AS ONE CERTIFICATE OR:

☐ in the following denominations (please print or type):

____
____
____

☐ Same address as Block A

☐ Same address as Block B

Signature guaranteed by
(if required under Instruction 4):

____
Authorized Signature

____
Name of Guarantor (please print or type)

____
Name of Authorized Representative,
if applicable (please print or type)

Dated: ______________________________, 2005.

____
Signature of Shareholder or
Authorized Representative (see Instruction 5)

____
Name of Shareholder (please print or type)

____
Address (please print or type)

Area Code & Telephone Number during
Business Hours:

(   ) ______________________________

INSTRUCTIONS

1. **Use of Letter of Transmittal.**

   (a) This Letter of Transmittal together with accompanying certificates representing the Purchased Securities must be received by the Depositary at the office specified below prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

   (b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Common Shares is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, at the office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

2. **Procedures for Guaranteed Delivery**. If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (i) the certificate(s) representing such Common Shares are not immediately available, or (ii) the Shareholder cannot deliver the certificate(s) representing such Common Shares and all other required documents to the Depositary prior to the Expiry Time, such Common Shares may nevertheless be deposited provided that all of the following conditions are met:

   (a) such a deposit is made by or through an Eligible Institution (as defined below);

   (b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal or a manually signed facsimile thereof is received by the Depositary at its office in Calgary, Alberta as set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time; and

   (c) the certificates representing the Common Shares in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, must be received by the Depositary at its office in Calgary, Alberta as set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Time.

   An "**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States).

3. **Signatures**. This Letter of Transmittal must be completed and signed by the Shareholder accepting the Offer or by such Shareholder's duly authorized representative (in accordance with paragraph 5 below).

   (a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the

name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if cheque(s) are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in instruction 4 below.

4. **Guarantee of Signatures**. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities, if the cheque(s) are to be issued to a person other than such registered owner(s), or if Purchased Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Deer Creek, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**. Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary at its discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**. If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous**.

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Securities, additional certificate numbers and number of Purchased Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Purchased Securities are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal, waive any right to receive any notice of acceptance of the Purchased Securities for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the Shareholder covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its office at the address listed on the last page of this document.

8. **Commissions and Stock Transfer Taxes**. No brokerage fees or commissions will be payable if the Offer is accepted by depositing Common Shares directly with the Depositary. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Purchased Securities to it or its order by the registered owner pursuant to the Offer. If, however, cheques to be received pursuant to the Offer are to be issued to, or if the certificates for Purchased Securities not deposited or purchased are to be registered in the name of, any person other than the registered owner, or if certificates for Purchased Securities are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person will be payable by the seller which may include a deduction from the purchase price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

9. **Lost Certificates**. If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

10. **Solicitation**. Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on the Letter of Transmittal. If this deposit represents more than one beneficial holder, all beneficial holder information must be provided on a list that must accompany the deposit or on a diskette that must be forwarded to the place of deposit.

Office of the Depositary, Valiant Trust Company

By Mail, Hand or Courier

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1
Attention: Reorganization Department

Inquiries
Telephone: 1-866-313-1872
E-mail: Stock Transfer@Valianttrust.com

The Dealer Manager for this Offer is:

In Canada

TD Securities Inc.
800 Home Oil Tower
324 – 8th Avenue S.W.
Calgary, Alberta
T2P 2Z2

Telephone: (403) 299-7917
Fax: (403) 292-2776

In the United States

TD Securities (USA) LLC
31 West 52nd Street
20th Floor
New York, NY, 10019

Telephone: (212) 827-7565
Fax: (212) 827-7245

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Dealer Manager at their respective telephone numbers and locations set out above.

File # 82-34856

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for deposit of Common Shares of

DEER CREEK ENERGY LIMITED
pursuant to the Offer dated August 5, 2005
of
TOTAL E&P CANADA LTD.

The terms and conditions of the offer (the "**Offer**") set forth in the offer and circular (the "**Circular**") of Total E&P Canada Ltd. (the "**Offeror**") dated August 5, 2005 are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer have the respective meanings set out in the Offer.

This Notice of Guaranteed Delivery, or a manually signed facsimile hereof, must be used to accept the Offer made by the Offeror for the common shares ("**Common Shares**") of Deer Creek Energy Limited if (i) certificates representing the Common Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificates representing such Common Shares and all other required documents to the Depositary prior to the Expiry Time, as defined in the Offer. Such Common Shares may be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile thereof, is received by the Depositary at its office in Calgary on or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Common Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually signed facsimile thereof, relating to the Common Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Calgary, Alberta on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Time.

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed so as to be received by the Depositary at its office in Calgary, Alberta not later than the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth below.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: **TOTAL E&P CANADA LTD.**

AND TO: **VALIANT TRUST COMPANY, as Depositary**

By Mail	*By Hand or Courier*	*By Facsimile*
Stock Transfer Services 310, 606 - 4th Street S.W. Calgary, Alberta T2P 1T1	Stock Transfer Services 310, 606 - 4th Street S.W. Calgary, Alberta T2P 1T1	(403) 233-2847

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer and Instruction 2 to the Letter of Transmittal.

Number of Common Shares	Certificate No. (if Available)	Name and address of Shareholder (please print)

Area Code and Number during Business Hours:

(______) ______________________________

Date: ______________________________

____

Signature

GUARANTEE

The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) hereby guarantees delivery to the office of the Depositary in Calgary specified on page 2 hereof of the certificates representing Common Shares tendered hereby, in proper form for transfer, together with delivery of a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Calgary time) on the third trading day on the TSX after the Expiry Time.

Date: ______________________	______________________ Firm
______________________ (Authorized Signature)	______________________ (Please print name)
______________________ (Address)	______________________ (Area Code and Telephone Number)